Exhibit 99.1

ARAUCO AND CONSTITUTION PULP INC

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

1. ANALYSIS OF FINANCIAL POSITION

a)	Analysis of the Financial Statement

The principal components of assets and liabilities as of September 30, 2012 and December 31, 2011, are as follows:

Assets	09-30-2012 ThU.S.$	12-31-2011 ThU.S.$
Current assets	2,558,626	2,462,660
Non-current assets	10,885,582	10,089,518

Total assets	13,444,208	12,552,178

Liabilities and Shareholders’ Equity	09-30-2012 ThU.S.$	12-31-2011 ThU.S.$
Current liabilities	1,301,716	1,031,945
Non-current liabilities	5,214,860	4,490,083
Non-parent participation	76,366	90,543
Net equity attributable to parent company	6,851,266	6,939,607

Total net equity and liabilities	13,444,208	12,552,178

As of September 30, 2012, total assets increased by 7.11% or U.S.$ 892 million compared to December 31, 2011. This increase is mainly attributable to an increase in the balance of Property, plant and equipment due to investments in Arauco Canada Panels ULC and in Arauco Panels USA LLC and increased contributions in our joint ventures in Uruguay.

Moreover, liabilities increased by U.S.$ 994 million, mainly attributable to an increase in Financial Liabilities as a result of bonds issued in January and April 2012 of ThU.S.$ 733 million, and the recognition of deferred tax due to change of rate, offset by reductions in liabilities for payment of income tax and dividend payment in the month of May 2012.

The main financial and operating ratios are as follows:

Liquidity ratios	09-30-2012	12-31-2011
Current ratio	1.97	2.39
Acid ratio	1.15	1.34

Debt indicators	09-30-2012	12-31-2011
Debt to equity ratio	0.94	0.79
Short-term debt to total debt	0.20	0.19
Long-term debt to total debt	0.80	0.81

	09-30-2012	09-30-2011
Financial expenses covered	2.49	4.64

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

ANALYSIS OF FINANCIAL POSITION, continued

a)	Analysis of the Balance Sheet, continued

Operational ratios	09-30-2012	12-31-2011
Inventory turnover	2.79	2.71
Inventory turnover (excluding biological assets)	3.64	3.82
Inventory permanence-days	129.24	132.95
Inventory permanence (excluding biological assets)	98.90	94.23

The liquidity ratio and the acid ratio for the current period has decreased this year compared to the period 2011. This is due to a lower proportional increase in current assets compared to a proportional reduction in the variation of current liabilities, which in turn is explained by an increase in current financial liabilities, partially offset by a decrease in liabilities for income tax and dividend.

As of September 30, 2012, the short-term debt represented 20% of total liabilities compared to 19% as of December 2011.

The ratio of financial expenses covered decreased from 4.64 to 2.49. This drop is mainly attributable to a lower net income in 2012, compared to the same period of 2011.

b)	Analysis of the Income Statement

Profit before Income Tax

Profit before Income Tax registered a profit of U.S.$ 221 million for the six-month period compared to U.S.$ 551 million the same period of the previous year, a decrease of U.S.$ 330 million. The change is explained by the factors described in the following table:

Item	Million U.S.$
Gross margin	(378)
Other operating income	48
Other operating expenses	(18)
Difference of exchange	(4)
Other items	22

Net change in income before income tax	(330)

Gross Margin presents a profit of U.S.$ 841 million, a decrease of U.S.$ 378 million compared to the same period (U.S.$ 1,219 million) caused by a proportional increase in Cost of sales and a decrease in sales prices, despite the increase in sales volumes, mainly in the cellulose business.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

ANALYSIS OF FINANCIAL POSITION, continued

The main indicators related to result accounts and the details of revenues and operation costs are as follows:

Revenues	09-30-2012 ThU.S$	09-30-2011 ThU.S$
Pulp	982,283	1,133,045
Sawn timber	364,626	362,762
Panels	604,222	637,025
Forestry	79,690	78,381
Other	16,341	12,136

Total revenues	2,047,162	2,223,349

Sales costs	09-30-2012 ThU.S$	09-30-2011 ThU.S$
Wood	413,433	367,054
Forestry work	287,808	267,261
Depreciation	107,600	107,432
Other costs	653,116	624,719

Total sales costs	1,461,957	1,369,466

Profitability index	09-30-2012	12-31-2011
Profitability on equity	1.12	8.95
Profitability on assets	0.60	4.95
Return on operating assets	2.01	5.21

Profitability ratios	09-30-2012	06-30-2011
Income per share (U.S.$) (1)	0.49	3.82
EBITDA (MThU.S.$)	609,2	943.1
Income after tax (ThU.S.$) (2)	59	441
Gross margin (ThU.S.$)	841	1,219
Financial costs (ThU.S.$)	(148)	(151)

(1)	Earnings per share refer to the profit to net equity to parent company.
(2)	Includes interest.

2. DIFFERENCE BETWEEN ECONOMIC VALUES AND BOOK ASSETS

Assets and liabilities are presented in the Financial Statements according to International Financial Reporting Standards and instructions issued by the Chilean Securities Commission.

We believe that there are no substantial differences between the economic value of our assets and the value reflected in these Financial Statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

3. MARKET SITUATION

Pulp Division

During the third quarter of 2012 the downward trend in prices that began in the previous quarter was confirmed. The main reason behind this drop was the lower demand for paper which triggered temporary closures of paper production. This situation causes two effects: (i) less paper production and therefore less demand for its raw material (pulp), and (ii) more pulp supply because of the stoppage of integrated paper producers that continue with its pulp production that is sold to the market. Both effects brought an oversupply to the market. Nonetheless, at the end of this third quarter there was an initial positive change in price and demand trends.

Despite the abovementioned reasons, we should consider the seasonality in paper demand in the Northern Hemisphere during the summer. During these months the demand for paper usually declines (and so does production). It is common to observe annual stoppages of production lines during vacations especially in July and August. In September demand usually returns to normal levels.

The demand in China also experienced the seasonality of low demand during summer and in addition, an oversupply of pulp coming from shipments to China that would have normally been sent to other importing countries. The Chinese economy continues to adjust, slowing the expansion of the paper market, especially in commodity paper for printing and writing. Other types of paper, such as tissue and special paper were less affected. The oversupply of long fiber caused by the exports of pulp from Europe to China continued, however, the growth rate of such exports has decreased because of rising freight costs from Europe to China.

Europe is the most depressed market and has had the biggest adjustments in paper production and oversupply especially in long fiber. Long Fiber produced in Nordic countries has become more competitive reaching regions such as South of Europe, where in the past have not been present due to lack of competitiveness or because of better alternatives. In general, the European economy did not show improvements and as a consequence the low demand for paper and the installed overcapacity of paper production continues being one of the main concerns for pulp importers.

The Middle East and Latin American markets had normal levels of demand but prices follow international trends, especially Middle East where producers from Europe, Brazil and North America may be competitive. For many producers it would normally be more difficult to be competitive in the Latin American market, however, some Nordic producers were able to ship long fiber to this market.

Sawn Timber Division

The real estate and construction sectors in the United Sates have shown a positive upward trend during the third quarter of 2012. The housing starts index reached in September 872,000 units per year, that is, a 34.8% increase compared to September, 2011. Current construction levels, however, continue to be low when compared to the average of the past ten years. During the third quarter of 2012 the sales price of moldings in the United States had a small improvement when compared to the second quarter of this year.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

During the third quarter of this year markets in general showed a small decline. Sales volumes were stable, but with pressure from a decline in prices. Also, in this third quarter the stock of logs in China was in line with demand, achieving stable prices for logs and wood.

Panels Division

Compared with the same quarter of 2011, sales were 8% lower. This decrease in sales can be explained by lower volume sales of 5% compared to the same period in 2011. The decrease in sales volume is mainly explained by the closure of our Curitiba mill in December 2011 and the Nueva Aldea plywood mill destroyed in a fire in January 2012.

Our Plywood’s sales volume to end-clients strongly declined compared to the same period in 2011, mainly caused by a market adjustment related to a lower supply in the market.

In the case of MDF panels sales volume increased in line with an active market in Latin America.

Particleboard panels sales volume had a slight increase compared to the same period of 2011, mainly explained by the Zarate mill in Argentina that resolved its operational issues it had in the previous quarter, and volume production after the start-up of our new Teno milll. Hardboard panels sales volume had a small increase when compared to the third quarter 2011, driven mainly by more sales of value added products to Mexico.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

4. ANALYSIS OF CASH FLOW

The main components of net cash flow in each period are as follows:

	09-30-2012 ThU.S.$	09-30-2011 ThU.S.$
Positive (negative) Cash flow

Cash flow from operating activities	314,052	597,606
Cash flow from financing activities:
Loan and bond payments	807,488	(327,577)
Dividend payments	(176,762)	(200,672)
Others	(21)	1,175
Cash flow from investment activities:
Purchase and sales of permanent investments (net)	(327,137)	(121,660)
Incorporation and sale of property, plant and equipment	(423,904)	(406,099)
Incorporation and sale of biological assets	(89,924)	(103,355)
Loan to related companies	(51,000)	(80,701)
Other	(1,199)	(4,921)

Net cash flow for the period	51,593	(646,204)

We had a positive operating cash flow of U.S.$ 314 million for the current period compared to U.S.$ 598 million for the same period last year. This decrease was mainly due to an increase in payments for income tax and an increase in payments to suppliers and employees, partially offset by the increase in collection from insurance payments.

Cash flow from financing activities had a positive balance of U.S.$ 631 million in the current period, compared to a negative balance of U.S.$ 527 million for the same period in 2011. This variation resulted from the issuance of bonds in the amount of U.S.$ 733 million during the current period.

The investment cash flow, at the end of the current period, decreased U.S.$ 893 million (U.S.$ 717 million in 2011), mainly due to an increase in capital contributions, and higher payments for acquisition of property, plant and equipment in 2012.

5. MARKET RISK ANALYSIS

In respect of the economic risks resulting from interest rate variations, the Company maintains, as of September 30, 2012, a ratio of fixed rate debt to total consolidated debt of approximately 86.7%, which it believes is consistent with industry standards. The Company does not engage in futures against variations in the selling prices of pulp and forest products because it believes that risks resulting from price variations are limited, in large part because the Company maintains one of the lowest cost structures in the industry.

The Company and most of its subsidiaries maintain their accounting records and prepare their financial statements in U.S. dollars. Both the accounts receivable and most financial liabilities are denominated in U.S. dollars or are covered by an exchange rate swap, as well as most of their revenues. As a result, exposure to changes in the exchange rate has decreased significantly.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED BALANCE SHEET

	Note	09-30-2012 ThU.S.$	12-31-2011 ThU.S.$

Assets
Current Assets
Cash and cash equivalents	4	370,278	315,901
Other financial current assets	23	879	0
Other current non-financial assets	25	249,805	207,196
Trade and Other receivables -net	23	776,541	740,416
Related party receivables	13	7,819	70,179
Inventories	3	844,294	795,104
Biological assets, current	20	221,460	281,418
Tax receivables		72,618	37,153

Total Current Assets other than assets or disposal groups classified as held for sale or as held for distribution to owners		2,543,694	2,447,367

Non-Current Assets or disposal groups classified as held for sale	22	14,932	15,293

Non-Current Assets or disposal groups classified as held for sale or as held for distribution to owners		14,932	15,293

Total Current Assets		2,558,626	2,462,660
Non-Current Assets
Other non-current financial assets	23	65,647	25,812
Other non-current and non-financial assets	25	111,834	99,901
Trade receivables, non current	23	12,554	7,332
Related party receivables, non current	13	120,244	0
Investment in associates accounted for using equity method	15-16	1,007,681	886,706
Intangible assets	19	18,988	17,609
Goodwill		59,055	59,124
Property, plant and equipment	7	5,853,666	5,393,978
Biological assets, non-current	20	3,488,943	3,463,166
Deferred tax assets	6	146,970	135,890
Total non-Current Assets		10,885,582	10,089,518
Total Assets		13,444,208	12,552,178

The accompanying notes are an integral part of these consolidated interim financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED BALANCE SHEET (continued)

	Note	09-30-2012 ThU.S.$	12-31-2011 ThU.S.$

Equity and liabilities
Liabilities
Current Liabilities
Other current financial liabilities	23	710,556	248,992
Trade and other payables	23	474,949	397,073
Related party payables	13	11,819	9,785
Other provisions, current	18	9,608	8,607
Tax liabilities		1,985	144,989
Current provision for employee benefits	10	3,866	3,307
Other current non financial liabilities	25	88,933	219,192

Total current liabilities other than assets included in disposal groups classified as held for sale		1,301,716	1,031,945

Total Current Liabilities		1,301,716	1,031,945
Non-Current Liabilities
Other non-current financial liabilities	23	3,638,635	3,063,471
Other non - current provisions	18	11,470	9,688
Deferred tax liabilities	6	1,413,852	1,256,233
Non-current provision for employee benefits	10	42,479	36,102
Other non - current non financial liabilities	25	108,424	124,589
Total non - current liabilities		5,214,860	4,490,083
Total liabilities		6,516,576	5,522,028
Net Equity
Issued capital stock		353,176	353,176
Accumulated earnings		6,703,927	6,683,252
Other reserves		(205,837)	(96,821)

Net equity attributable to parent company		6,851,266	6,939,607

Non-controlling interest		76,366	90,543
Total net equity		6,927,632	7,030,150
Total net equity and liabilities		13,444,208	12,552,178

The accompanying notes are an integral part of these consolidated interim financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF INCOME

		January-September		July-September
	Note	2012 ThU.S.$	2011 ThU.S.$	2012 ThU.S.$	2011 MUS$
Income Statement

Revenue	9	3,078,379	3,338,517	1,031,217	1,115,168
Cost of sales		(2,237,758)	(2,120,023)	(775,801)	(750,557)
Gross Income		840,621	1,218,494	255,416	364,611
Other operating income	2	248,708	200,715	129,276	63,191
Distribution costs	2	(329,758)	(375,099)	(115,833)	(143,973)
Administrative expenses	2	(336,280)	(299,565)	(114,764)	(106,750)
Other operating expenses	2	(62,657)	(44,909)	(15,358)	(14,003)
Other income (Loss)	14	16,248	18	(15)	18
Profitability (Loss Statement) from operating activities		376,882	699,654	138,722	163,094
Financial income		12,862	21,119	3,962	9,713
Financial costs	2	(148,451)	(151,372)	(45,063)	(47,277)

Participation in (loss) income in associates and joint ventures accounted through equity method	15	(4,666)	(6,515)	3,911	1,762

Exchange rate differences		(15,759)	(11,982)	(9,589)	(29,638)
Income before income tax		220,868	550,904	91,943	97,654
Income Tax	6	(162,079)	(110,020)	(148,668)	(16,369)
Income from continuing operations		58,789	440,884	(56,725)	81,285

Net Income		58,789	440,884	(56,725)	81,285

Income attributable to equity holders

Income attributable to parent company		55,318	432,294	(58,248)	78,229
Income attributable to non-parent company		3,471	8,590	1,523	3,056

Net Income		58,789	440,884	(56,725)	81,285

Basic earnings per share
Earnings per share from continuing operations		0.0004889	0.0038205	(0.0005148)	0.0006914

		0.0004889	0.0038205	(0.0005148)	0.0006914

Earnings per diluted shares
Earnings per diluted share from continuing operations		0.0004889	0.0038205	(0.0005148)	0.0006914

Basic earnings per diluted share		0.0004889	0.0038205	(0.0005148)	0.0006914

The accompanying notes are an integral part of these consolidated interim financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED COMPREHENSIVE INCOME STATEMENTS

		January-September		July-September
	Note	2012 ThU.S.$	2011 ThU.S.$	2012 ThU.S.$	2011 MUS$

Net Income		58,789	440,884	(56,725)	81,285
Other comprehensive income, net of tax
Exchange difference on conversion

Gain (loss) for exchange differences, before tax	11	(96,268)	(117,443)	(4,631)	(190,605)

Cash flow hedges

Gain (loss) for cash flow hedges, before tax	23	(19,870)	(16,823)	(13,568)	(12,640)

Participation in Other comprehensive income in associates and joint ventures accounted for using equity method		120	(4,155)	(80)	(3,821)

Other comprehensive income, net of tax		(116,018)	(138,421)	(18,279)	(207,066)

Income tax related to Cash flow hedges on Other comprehensive income	6-23	3,838	1,562	2,316	519
Other comprehensive income		(112,180)	(136,859)	(15,963)	(206,547)

Total comprehensive income		(53,391)	304,025	(72,688)	(125,262)

Comprehensive Income Statement attributable to

Comprehensive income statement attributable to parent company		(53,698)	300,492	(74,064)	(119,913)

Comprehensive income statement attributable to non-controlling interest		307	3,533	1,376	(5,349)

Total comprehensive income		(53,391)	304,025	(72,688)	(125,262)

The accompanying notes are an integral part of these consolidated interim financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

09-30-2012	Share Capital ThU.S.$	Conversion Reserves ThU.S.$	Hedge Reserves ThU.S.$	Participation in other Comprehensive Income in Associates and Joint Venture ThU.S.$	Other Reserves ThU.S.$	Accumulated Earnings ThU.S.$	Equity attributable to parent Company T.hU.S.$	Non - controlling interest ThU.S.$	Equity Total ThU.S.$
Opening balance at 01/01/2012	353,176	(67,539)	(25,914)	(3,368)	(96,821)	6,683,252	6,939,607	90,543	7,030,150

Comprehensive income statement
Net income						55,318	55,318	3,471	58,789
Other comprehensive income, net of tax		(93,104)	(16,032)	120	(109,016)		(109,016)	(3,164)	(112,180)
Comprehensive income		(93,104)	(16,032)	120	(109,016)	55,318	(53,698)	307	(53,391)
Dividends						(34,643)	(34,643)	0	(34,643)
Increase (decrease) for transfer and other changes							0	(14,484)	(14,484)
Total Changes in equity	0	(93,104)	(16,032)	120	(109,016)	20,675	(88,341)	(14,177)	(102,518)
Closing balance at 09/30/2012	353,176	(160,643)	(41,946)	(3,248)	(205,837)	6,703,927	6,851,266	76,366	6,927,632

09-30-2011	Share Capital ThU.S.$	Conversion Reserves ThU.S.$	Hedge Reserves ThU.S.$	Participation in other Comprehensive Income in Associates and Joint Venture ThU.S.$	Other Reserves ThU.S.$	Accumulated Earnings ThU.S.$	Equity attributable to parent Company T.hU.S.$	Non - controlling interest ThU.S.$	Equity Total ThU.S.$
Opening balance at 01/01/2011	353,176	72,699	(14,079)	134	58,754	6,320,264	6,732,194	108,381	6,840,575

Comprehensive income statement
Net income						432,294	432,294	8,590	440,884
Other comprehensive income, net of tax		(112,386)	(15,261)	(4,155)	(131,802)		(131,802)	(5,057)	(136,859)
Comprehensive income		(112,386)	(15,261)	(4,155)	(131,802)	432,294	300,492	3,533	304,025
Dividends					0	(175,994)	(175,994)	0	(175,994)
Increase (decrease) for transfer and other changes					0		0	(16,752)	(16,752)
Total Changes in equity	0	(112,386)	(15,261)	(4,155)	(131,802)	256,300	124,498	(13,219)	111,279
Closing balance at 09/30/2011	353,176	(39,687)	(29,340)	(4,021)	(73,048)	6,576,564	6,856,692	95,162	6,951,854

The accompanying notes are an integral part of these consolidated interim financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF CASH FLOWS-DIRECT METHOD

	09-30-2012 ThU.S.$	09-30-2011 ThU.S.$
STATEMENTS OF CASH FLOWS
Cash Flows from (used in) Operating Activities
Classes of cash receipts from operating activities
Receipts from sales of goods and rendering of services	3,418,195	3,647,060
Receipts from premiums and claims, annuities and other policy benefits	122,182	2,052
Other cash receipts from operating activities	217,800	199,675
Classes of cash payments
Payments to suppliers for goods and services	(2,839,665)	(2,764,373)
Payments to and behalf of employees	(271,175)	(231,111)
Other cash payments from operating activities	(18,928)	(7,891)
Dividends received	3,980	1,720
Interest paid	(133,754)	(157,380)
Interest received	10,252	13,112
Income taxes refund (paid)	(194,843)	(104,621)
Other (outflows) inflows of cash, net	8	(637)
Net Cash flows from Operating Activities	314,052	597,606

Cash flows (used in) investment activities

Cash flow used in obtaining control of subsidiaries or other businesses	(190,897)	0
Cash flow used to contributions in associates	(13,560)	(981)
Other cash receipts from sales of participations in joint ventures	6,607	0
Capital contributions to joint ventures	(129,287)	(120,679)
Loans to related parties	(60,500)	(127,130)
Proceeds from sale of property, plant and equipment	7,119	9,684
Purchase of property, plant and equipment	(431,023)	(415,783)
Proceeds from sales of Intangible Assets	3,250	0
Purchase of intangible assets	(4,464)	(7,455)
Proceeds from other long-term assets	1,750	4,734
Purchase of biological assets	(91,674)	(108,089)
Cash receipts from repayment of advances and loans made to related parties	9,500	46,429
Other outflows of cash, net	15	2,534
Cash flows used in Investment Activities	(893,164)	(716,736)

Cash flows from (used in) Financing Activities

Total loans obtained	1,398,457	218,301
Proceeds from short-term borrowings	763,059	0
Loans obtained in long term	635,398	218,301
Repayments of borrowings	(590,969)	(545,878)
Dividends paid by subsidiaries or special purpose companies	(176,762)	(200,672)
Other inflows of cash, net	(21)	1,175
Cash flows from (used in) Financing Activities	630,705	(527,074)
Net increase (decrease) in Cash and Cash Equivalents before effect of exchange rate changes	51,593	(646,204)

Effect of exchange rate changes on cash and cash equivalents	2,784	(20,165)
Net increase (decrease) of Cash and Cash equivalents	54,377	(666,369)

Cash and cash equivalents, at the beginning of the period	315,901	1,043,834

Cash and cash equivalents, at the end of the period	370,278	377,465

The accompanying notes are an integral part of these consolidated interim financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.    PRESENTATION OF FINANCIAL STATEMENTS

Entity Information

Name of Reporting Entity

Celulosa Arauco y Constitución S.A. (the “Company” and together its subsidiaries, “Arauco”), Tax No. 93,458,000-1, Closed Company, was registered in the Securities Registry (the “Registry”) of the Superintendency of Securities and Insurance (the “Superintendency”) as No. 042 on June 14, 1982. Forestal Cholguán S.A., a subsidiary of Arauco, is also registered on the Registry as No. 030. Arauco is controlled by Empresas Copec S.A., which owns 99.9779% of Arauco, and is registered in the Registry as No. 0028. Each of the above companies is subject to audit by the Superintendency.

The Company’s head office address is El Golf Avenue 150, floor 14, Las Condes, Santiago, Chile.

Arauco is principally engaged in the production and sale of forestry and wood products. Its main operations are focused on the following business areas: Pulp, Plywood and Fiberboard Panels, Sawn Timber and Forestry.

The current controllers of the Company are Mrs. Maria Noseda Zambra of Angelini, Mr. Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi through Inversiones Angelini y Cia. Ltda., which owns 99.9780% of the shares of AntarChile S.A., the controller of our parent company Empresas Copec S.A.

Arauco’s Consolidated Interim Financial Statements were prepared on a going concern basis.

Presentation of Financial Statements

The Financial Statements presented by Arauco as of September 30, 2012 are:

•	Consolidated Balance Sheet as of September 30, 2012 and December 31, 2011.

•	Consolidated Statements of Income for the period ended 2012 and 2011.

•	Consolidated Comprehensive Income Statements for the period ended 2012 and 2011.

•	Consolidated Statements of Changes in Net Equity for the period ended 2012 and 2011.

•	Consolidated Statements of Cash Flows – Direct Method for the period ended 2012 and 2011.

•	Disclosure of Explanatory Information (notes).

Period covered by the Financial Statements

Period from January 1 to September 30, 2012.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

Date of Approval of Financial Statements

The issuance of these consolidated interim financial statements for the period from January 1 to September 30, 2012, was approved by the Board of Directors of the Company (the “Board”) in Extraordinary Session N° 478 of November 21, 2012.

Functional and Reporting Currency

Arauco has defined the U.S. Dollar as its functional currency, as most of the Company’s operations are a result of exports, and its costs to a large extent are related to or index-linked to the U.S. Dollar.

For the pulp segment, most of the sales operations are exports, and the costs are related mainly to plantation costs, which are settled in U.S. Dollars.

For the sawmill and panel segments, although total sales include a mix of domestic sales and exports, the prices for the products are established in U.S. Dollars, as is also the case for the cost structure of the related raw materials.

Although the costs of labor and services are generally billed and paid in local currency, these costs are not as significant as the costs of raw materials and depreciation of equipment, which are driven mainly by global conditions and therefore, influenced mostly by the U.S. Dollar.

The financial information included herein is presented in thousands of U.S. Dollars.

Additional Information Relevant to the Understanding of the Financial Statements

The company Fondo de Inversión Bío Bío and its subsidiary Forestal Río Grande S.A. qualify as Special Purpose Entities. These entities are considered to be controlled by Arauco, which is determined, by the fact that they maintain exclusive contracts with Arauco for wood provision, forward purchase of land and forest administration. Consequently, the financial information of these companies is consolidated with the financial information of the Company and is included in these consolidated financial statements of Arauco.

Compliance and Adoption of IFRS

The accompanying consolidated interim financial statements of Arauco include the Balance Sheet, Statement of Income, Comprehensive Income Statement, Statement of Changes in Net Equity and Statement of Cash Flows in accordance with IFRS as issued by the IASB.

This presentation is required to give a faithful representation of the effects of transactions, as well as other events and conditions, according to the definitions and criteria established within the conceptual framework of IFRS for the recognition of assets, liabilities, income and expenses.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

Summary of significant accounting policies

The accompanying consolidated interim financial statements as of September 30, 2012 were prepared in accordance with Arauco’s accounting policies, uniformly applied to all items in these consolidated interim financial statements.

a)	Basis for Presentation of financial statements

The actual Consolidated interim financial statements have been prepared according to international basis of financial information issued by the International Accounting Standards Board (IASB) and they represent the integral, explicit and unreserved adoption of the mentioned international standards.

The consolidated interim financial statements have been prepared under the historic cost convention, as modified for the revaluation of biological assets, financial assets and financial liabilities (including derivative instruments) at fair value.

b)	Critical accounting estimates and judgments

The preparation of consolidated financial statements in accordance with IFRS requires management to make subjective estimates and assumptions that affect the amounts reported. Estimates are based on historical experience and various other assumptions that are believed to be reasonable, though actual results and timing could differ from the estimates. Management believes that the accounting policies below take into account those matters that require the exercise of judgment, but acknowledge that different judgments could result in substantially different results.

- Property, Plant and Equipment

In a business acquisition, management prepares avaluation of the acquired fixed assets and their useful lives based on a report issued by a third party expert.

The carrying amounts of fixed assets are reviewed whenever events or changes in circumstances indicate that the carrying amount of an asset may be impaired. The recoverable amount of an asset is estimated as the higher of fair value less the cost to sell and the value in use, with an impairment charge being recognized whenever the carrying amount exceeds the recoverable amount. The value in use is calculated using a discounted cash flow model, which is most sensitive to the discount rate as well as the expected future cash inflows.

Sensitivity analysis associated to the estimated useful lifes are disclosed in Note 7.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

- Fair Value of Financial Instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. Arauco uses its judgment to select a variety of methods and makes assumptions that are mainly based on market conditions existing at each balance sheet date.

Detailed financial information of Fair Value of Financial Instruments and sensitivity analysis are presented in Note 23.

-Biological Assets

The recovery of forest plantations is based on discounted cash flow models which mean that the fair value of biological assets is calculated using cash flows from continuing operations on a discounted basis, on our sustainable forest management plans and the estimated growth of forests.

These discounted cash flows require estimates in growth, harvest, sales prices and costs. It is therefore important that management make appropriate estimates of future levels and trends for sales and costs, as well as conduct regular surveys of the forests to establish the volumes of wood available for harvesting and their current growth rates. The main considerations used to calculate the valuation of forest plantations are presented in Note 20 including sensitivity analysis.

-Lawsuits and Contingencies

Arauco and its subsidiaries are subject to certain ongoing lawsuits. Future effects on Arauco’s financial condition resulting from these lawsuits are estimated by the management of the Company, in collaboration with its legal advisors. Arauco reserves appropriate contingency estimates on each balance sheet and/or upon each substantial modification to an underlying cause of any such litigation, which decisions are based on the reports of its legal advisors. Detailed lawsuits information is presented in Note 18.

c)	Consolidation

The consolidated interim financial statements include all entities over which Arauco has the power to govern the financial and operating policies, which usually requires holding shares with more than one half of the voting rights. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are de-consolidated from the date that control ceases.

The intercompany transactions and unrealized earnings from subsidiary operations have been eliminated from the consolidated financial statements and non-controlling interest is recognized in the equity balance.

The consolidated interim financial statements for the periods from January 1 to September 30, 2012 and 2011, include subsidiary balances shown in Note 13 and balances of the Fondo de Inversión Bío Bío, and its subsidiary Forestal Río Grande S.A., both of which qualify as Special Purpose Entities.

Certain consolidated subsidiaries report statutory financial statements in Brazilian Reales and Chilean Pesos, their main functional currencies. For consolidation purposes, they have been translated as indicated in Note 1(e)(ii).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

Accounting policies for subsidiaries will be adjusted if necessary to ensure consistency with the policies adopted by Arauco. Non-controlling interest is presented as a separate component of equity.

All intercompany transactions, accounts receivable, accounts payable and intercompany unrealized income are eliminated.

d)	Segments

Arauco has defined its operating segments according to its business areas, which are defined by products and services sold to customers. This is consistent with the management, resource allocation and performance assessment made by key personnel responsible for making relevant decisions related to the Company’s operation. The Chief Executive Officer and Corporate Managing Directors of each segment are responsible for these decisions.

In line with the above, the Company established operating segments according to the following business units:

•	Pulp

•	Panels

•	Sawn Timber

•	Forestry

Detailed financial information by segment is presented in Note 24.

e)	Functional currency

(i) Functional currency

Arauco’s entities are measured using the currency of the primary economic environment in which the Company operates (the functional currency). The consolidated financial statements are presented in U.S. Dollars, which is Arauco’s functional and presentation currency.

(ii) Group companies

The results and financial position of all the group entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•

income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

•	all resulting exchange differences are recognised in other comprehensive income.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. Exchange differences arising are recognised in equity.

(iii) Foreign Currency Transactions

Transactions in foreign currencies are recorded at the rate of exchange prevailing on the transaction date. Gains and losses on foreign currency resulting from the settlement of such transactions and from the conversion at the closing exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except when deferred in other comprehensive income as qualifying cash flow hedges.

f)	Cash and cash equivalents

Cash and cash equivalents include cash-in-hand, deposits held on call at banks and other liquid investments with an original maturity of less than three months.

g)	Financial Instruments

(i) Financial assets-liabilities at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if it was acquired principally for the purpose of selling in the short term.

Derivatives are also classified as acquired for trading unless they are designated as hedges. Assets in this category are classified as current assets and the obligation for these instruments is presented under Other Financial Liabilities within the Financial Statement.

Regular purchases and sales of financial assets are recognized on the trade-date, which is the date on which the Company commits to purchase or sell the asset.

The financial assets and liabilities carried at fair value through profit or loss are initially recognized at fair value and transaction costs are expensed in the income statement. They are subsequently recorded at fair value with the effect of the change in value recorded in income.

Swaps: These are valued using the discounted cash flow method at a discount rate consistent with the risk of the operation.

Forwards: These instruments are initially recognized at fair value at the date on which the contract is entered into and are subsequently re-measured at fair value. The forwards are recorded as assets when fair value is positive and, as liabilities when fair value is negative.

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles.

The fair value of forward rate contracts is calculated by reference to differential of the existing interest rates between the rate agreed and the market interest rate deadlines.

Mutual Funds: Given their nature, they are recognized at fair value at the closing date for the period.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

(ii) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months from the balance sheet date, which are classified as non-current assets. Loans and receivables include trade receivables and other receivables.

Loans and receivables are initially recorded at fair value and subsequently at amortized cost according to the effective interest rate method.

Repurchased Agreements: These are valued at the initial cost of the investment plus accrued interest investment cost of the short term instrument.

(iii) Financial liabilities valued at amortized cost

Loans, bond obligations and liabilities of a similar nature are recognized initially at fair value, net of transaction costs incurred. In subsequent periods, they are stated at amortized cost and any difference between proceeds (net of transaction costs), and redemption value is recognized in the income statement over the life of the debt according to the effective interest rate method.

Financial obligations are classified as current liabilities unless the Company has an unconditional right to defer settlement for at least 12 months after the balance sheet date.

The fair value estimate of bank obligations is determined using specific valuation techniques using cash flow discounted at rates consistent with the risk of the operation, while bonds are valued at market price.

(iv) Creditors and other payables

These instruments are initially recorded at fair value and subsequently at amortized cost using the effective interest rate method.

(v) Hedging instruments

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in the Comprehensive Income Statement. The gain or loss relating to the ineffective portion is recognized immediately in the Income Statement within Other Operating Income by activity or Operating Expenses by activity, respectively.

When a hedging instrument expires or is sold, or when it ceases to meet the criteria to be recognized through the hedge accounting treatment, any cumulative gain or loss in equity at that time recognized in the Income Statement. When a possible transaction is no longer expected to occur, the cumulative gain or loss in equity is immediately transferred to the Income Statement.

These financial instruments are measured using the discount cash flow method at a rate consistent with the operational risk using the information given by each bank as counterparty.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

h)	Inventories

Inventories are reported at the lower of cost or net realizable value. Cost is determined using the weighted average cost method.

The cost of finished goods and work in progress includes the cost of raw materials, direct labor, other direct costs and general manufacturing expenses, excluding interest expenses.

Initial costs of harvested wood are determined at fair value less cost of sale at the point of harvest.

Biological assets are transferred to inventories when forests are harvested.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When market conditions result in the manufacturing costs of a product exceeding its net realizable value, a valuation allowance is made. This provision also includes obsolescence amounts resulting from slow moving inventories and technical obsolescence.

Replacement parts that will be consumed in less than a period of 12 months, are presented in Inventories and record as an expense within the period consumed.

i)	Assets held for sale

Non-current assets held for sale are measured at the lower of book and fair value, less costs for sale. Assets are classified in this line when the book value may be recovered through a sale transaction that is highly likely to be carried out. Management must be committed to a plan to sell the asset and should have initiated an active program to find a buyer and complete the plan. Likewise, management must also expect that the sale will be qualified for full recognition within one year following the date of its classification, except for the existence of facts or circumstances (beyond the entity control) that extend the period of sale beyond one year.

Non-current assets classified as held for sale are not depreciated.

j)	Business Combinations

Arauco applies the purchase method to record a business combination. This method, sets that the acquisition cost is the fair value of assets delivered, the equity instruments issued and liabilities incurred or committed at the date of exchange, plus all direct costs attributable to the acquisition. Identifiable acquired assets and liabilities as well as the contingencies committed to in business combinations are initially recognized at fair value at the date of acquisition, despite minority interest scope. Excess of acquisition cost over the Fair Value of the Company’s share of the identifiable net assets acquired is recorded as goodwill. If this is less than Fair Value of the net assets of the subsidiary acquired, the difference is recognized directly in the statement of income.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

The goodwill in a business combination is initially measured at the cost of the business combination less the interest of the company in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquisition. After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For purposes of impairment testing, goodwill in a business combination is allocated as of the acquisition date to the cash generating unit of the group or groups of cash generating units expected to benefit from the synergies of the combination without prejudice to whether other assets or liabilities of Arauco are assigned to those units or groups of units.

The transaction costs are treated as expenses when incurred.

Arauco measures the fair value of the acquired company in the business combination on a step by step basis, recognizing the effects of variation in the income statement.

k)	Investments in associates and in joint ventures

Associates are entities over which Arauco exercises significant influence but not control, generally holding between 20% and 50% of the voting rights. Investments in associates and in joint ventures are accounted for using the equity method and are initially recognized at cost. Their book net equity is increased or decreased proportionately in the profit or loss and comprehensive income statement of the period as a result of adjustments of conversion arising from the financial statement conversion into other currencies. Arauco’s investment in associates includes goodwill (net of any accumulated impairment loss).

If the cost of acquisition is less than the fair value of the net assets of the associate acquired, the difference is recognized directly in the income statement as Other income (loss).

These investments are presented in the Consolidated Balance Sheet together with Investments in associates and measured by using the equity method.

If any of these investments incurs negative equity as a result of legal or implicit obligations of its associate, or has made payments on behalf of its associate or joint venture, then it must recognize a liability by reducing the value of the investment to zero until it generates income that would reverse the negative equity previously generated due to the losses. Otherwise, a liability is not recognized but the value of the investment is left at zero.

l)	Intangible assets

After initial recognition, intangible assets are carried at cost, including any accumulated amortization and impairment losses.

Amortization of an intangible asset with a finite useful life shall be carried on a systematic basis over the asset’s useful life. Amortization begins when the asset is available for use, which is when it complies with all the necessary conditions to operate in the manner foreseen by the Company.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

(i) Computer Software

Computer software licenses are capitalized in terms of the costs incurred to acquire them and make them compatible with existing software. These costs are amortized over the estimated useful lives.

(ii) Rights

This item includes water-rights, right of way and other acquired rights recognized at historical cost and have an unlimited useful life as the expected cash flow generating period is unpredictable. These rights are not amortized as they are perpetual and will not require renewal, but are subject to annual impairment tests.

m)	Goodwill

The excess of the cost of acquisition over the fair value of the group’s share of the identifiable net assets acquired is recorded as goodwill. Goodwill is not amortized but is tested for impairment on annual basis.

The goodwill recorded in Arauco do Brasil S.A. subsidiary whose functional currency is the real, is converted to U.S. dollars at the closing exchange rate. At the date of these financial statements, the currency conversion is the only movement that has the amount of goodwill.

n)	Property, Plant and Equipment

Property, plant and equipment are stated at historical cost less depreciation and accumulated impairment losses. Historical cost includes expenditures that are directly attributable to the acquisition.

Subsequent costs, such as improvements and replacement of components, are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably. The value of the replaced part is capitalized as part of the property, plant & equipment, the remaining costs associated with repairs and maintenance are charged to the income statement for the period in which the costs are incurred.

Arauco capitalizes borrowing costs that are directly attributable to the acquisition, construction or production of adequate assets as part of the cost of those assets (see Note 12).

Asset depreciation is calculated by components using the straight-line method, considering any adjustments for impairment.

The useful life of property, plant and equipment is determined according to expected use of the assets.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, on an annual basis.

o)	Leases

Fixed asset leases in which Arauco substantially holds all ownership risks and advantages are classified as Financial Leases. Financial leases are capitalized at the lease’s commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

When assets are leased under a finance lease, the present value of lease payments are recognized as financial account receivables. Interest income, which is the difference between the gross receivable and the present value of such amount, is recognized as the capital’s financial performance.

Leases in which significant risks and rewards are not transferred to the lessee are classified as operating leases. Payments under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

p)	Biological Assets

IAS 41 requires that biological assets, such as standing trees, are presented in the Balance Sheet at fair value. The forests are thus accounted for at fair value less estimated point-of sale costs at harvest, assuming that the fair value of these assets can be measured reliably.

The valuation of forest plantation assets is based on discounted cash flow models whereby the fair value of the biological assets is calculated using cash flows from continuous operations, which are discounted based on our sustainable forest management plans and the estimated growth of the forests. This valuation is performed on the basis of each identifiable farm block basis and for each type of tree.

The assessment of new plantations during the current year, is made at the least economic cost, which corresponds to the fair value to that date. After 12 months, the valuation methodology is as explained in the previous paragraph.

Forest plantations shown as current assets are those that will be harvested in the short term.

Biological growth and changes in fair value are recognized in the income statement within Other income by activity.

The Company holds fire insurance policies for its forestry plantations, which together with company resources and efficient protection measures for these forestry assets allow financial and operational risks to be minimized.

q)	Deferred income tax

Deferred income tax is recognized using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined using tax rates (and laws) that have been enacted as of the balance sheet date that are expected to apply when the related deferred income tax asset or the deferred income tax liability is settled.

The deferred income tax assets are recognized to the extent that it is probable that future taxable benefits will be available.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

r)	Provisions

Provisions are recognized when the Company has a current legal or constructive obligation as a result of past events; it is probable that an outflow will be required to settle the obligation; and the amount has been reliably estimated. This amount is quantified and recognized with the best possible estimate at the end of each period.

s)	Revenue recognition

Revenues are recognized after Arauco has transferred the risks and rewards of ownership to the buyer and Arauco retains neither a continuing right to dispose of the goods, nor effective control of those goods; this means that generally revenues are recorded upon delivery of goods to customers in accordance with agreed terms of delivery.

(i) Policy on Revenue recognition from the Sale of Goods

Revenue from the sale of goods is recognized when an Arauco entity has transferred to the buyer the significant risks and rewards of ownership, when the amount of revenue can be reliably measured, when Arauco cannot influence the management of the sold goods and when it is probable that the economic benefits associated with the transaction will flow to the entity.

Sales are recognized in terms of the arranged price stated in the sales contract, net of volume discounts and estimated refunds at the date of the sale. Volume discounts are evaluated in terms of estimated annual purchases. There is no significant financing component given that receivables for sales are collected within a low average time period, which is in line with market practices.

(ii) Policy on Revenue recognition from Rendering of Services

Arauco, mainly provides power supply services which are trade in the spot market of the Interconnected Central System. According to current laws, the prices on that market called “Marginal Costs” are calculated by Load Economical Dispatch Center of the Interconnected Central System (CDEC-SIC) and are generally recognized in the period in which the services are provided.

Electrical energy is generated as a by-product of the pulp process and is a complementary business to it, which at first is supplied to the group’s subsidiaries and the surplus is sold to the central grid.

Arauco provides other services such as port and pest control whose incomes are derived from fixed price service contracts, generally recognized during the period of the service contract on a straight-line basis throughout the duration of the contract.

Segment revenues mentioned in Note 24 comply with the conditions indicated above.

Revenues from inter-segment sales (arising from prices similar to market prices) are eliminated in the consolidated interim financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

t)	Minimum dividend

Article No. 79 of the Private Limited Companies Law of Chile provides that, unless otherwise unanimously agreed or adopted by the shareholders, a dividend must be distributed annually in cash to shareholders in proportion to their shares or in the proportion established by the statutes for preferred shares, if any, in the amount of at least 30% of net income for the current year, except where necessary to absorb accumulated losses from prior years.

The General Shareholders’ Meeting of Arauco resolved to maintain annual dividends at 40% of net distributable income, including a provisional dividend share distribution at year-end. Dividends payable are recognized as a liability in the financial statements in the period they are declared and approved by the Company’s shareholders or when configuring the corresponding obligation on the basis of existing legislation or distribution policies established by the Shareholders’ Meeting.

The interim and final dividends are recorded in equity upon their approval by the relevant groups, which include the Company’s Board and the shareholders.

The amount of these dividends is presented in this consolidated financial statement under Other non-current Financial Liabilities.

Dividends paid do not affect taxes.

u)	Impairment

Non-financial Assets

The recoverable amount of property, plant and equipment is measured whenever there is an indication that the asset may have suffered deterioration of its value. Among the factors to consider as evidence of impairment are the diminution in market value of assets, significant changes in the technological environment, obsolescence or physical impairment of assets and changes in the way the asset is used or expected to be used (which could involve its disuse). Arauco evaluates at the end of each reporting period whether there is any evidence of the factors above mentioned.

For this evaluation, assets are grouped into the smallest group of assets that generates cash inflows independently.

The goodwill and intangible assets with indefinite useful life are tested annually or whenever circumstances indicate. The recoverable amount of an asset is estimated as the higher of net selling price and value in use. An impairment loss is recognized whenever the carrying amount exceeds the recoverable amount.

A previously recognized impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount, however, not to an extent higher than the carrying amount that would have been determined and recognized in prior years. For goodwill, however, a recognized impairment loss is not reversed.

For the purposes of assessing impairment losses, assets are grouped at the level lowest for which there are identifiable cash flows separately for each unit generating cash. Non-financial assets, other than goodwill, which had suffered an impairment are reviewed at each balance sheet date if have occurred possible reversal of the loss.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

“Cash-generating units” are the smallest identifiable groups of assets whose use generates continuous funds largely independent of those produced by the use of other assets or groups of assets.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The distribution is made between cash-generating units or groups of cash generating units expected to benefit from the business combination that resulted in the goodwill.

Financial Assets

At the end of each period, an evaluation is performed in order to measure the existence of any objective evidence that assets or a group of financial assets have been adversely affected. Impairment effects will be recognized in the Consolidated Income Statement only if there is objective evidence that one or more events will occur after initial recognition of financial asset impairment and if these events will affect associated future cash flows.

The provision for doubtful trade receivables is established when there is objective evidence that Arauco will not receive payments under the original terms of sale. Provisions are made when the client is a party to a bankruptcy court agreement or cessation of payments, and are written-off when Arauco has exhausted all levels of recovery of debt in a reasonable time.

The impairment loss is measured as the difference between the book value of assets and the current value of estimated future cash flows. The asset value will be presented net of the loss recognized directly in income. If the impairment loss decreases in later periods, it is reversed either directly or by adjusting the provision for doubtful accounts, with effect in income.

v)	Employee Benefits

The Company has severance payment obligations for voluntary cessation services. These are paid to certain workers that have more than 5 years seniority within the Company in accordance with conditions established within collective or individual contracts.

This is an estimate of the years of service-based severance payments to be recognized as a future termination payment liability, in accordance with contracts between Arauco and its employees and pursuant to actuarial valuation criteria for this type of liability.

The main factors considered for calculating the actuarial value of severance payments for years of service are the employee turnover, salary increases and life expectancy of the workers included in this benefit.

Actuarial gains and losses are recognized in income in the year they are incurred.

These obligations are treated as post-employment benefits in accordance with current standards.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

w)	Employee Vacations

Arauco recognizes the expense for employee vacation on an accrual basis and it is recorded at face value.

This obligation is presented in the Consolidated Balance Sheet in the line Trade and Other payables.

x)	Recent accounting pronouncements

The following accounting pronouncements were effective as of January 1, 2012:

Amendments and improvements	Contents	Obligatory application for years beginning after
IAS 12

Income tax

This amendment, issued in December 2010, provides an exception to the general principles of IAS 12 for investment property is measured using the fair value model in IAS 40 “Investment Property”, the exception also applies to investment property acquired in a business combination if, after the business combination the acquirer applies the fair value model in IAS 40 content. The amendment incorporates the assumption that investment property valued at fair value, are made through their sale, thus requiring apply to these temporary differences arising from the tax rate for sales operations. Early adoption is permitted.

January 01, 2012

IFRS 7	Disclosures of Financial Instruments Issued in October 2010, increases the disclosure requirements for transactions involving transfers of financial assets.	July 01, 2011

IFRS 1

First-time Adoption of International Financial Reporting Standards

Issued in December 2010, covers the following topics: i) Exemption for severe hyperinflation: allows companies whose transition date is after the normalization of its functional currency, valuing assets and liabilities at fair value as deemed cost, ii) Removal of requirements for fixed dates: adapts the fixed date included in IFRS 1 at the transition date for those operations that involve lower financial assets and liabilities at fair value on initial recognition results.

July 01, 2011

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

At the date of issuance of these consolidated financial statements, the following accounting pronouncements were issued by the IASB, but are not mandatory:

Standards and interpretations	Content	Obligatory application for years beginning after
IAS 19 revised

Employee Benefit

Issued in September 2011, replaces IAS 19 (1998). This revised standard changes the recognition and measurement of the cost of defined benefit plans and termination benefits. Additionally, it includes modifications to the revelations of all employee benefits.

January 01, 2013

IAS 27

Separate Financial Statements

Issued in May 2011, replaces IAS 27 (2008). The scope of this standard is restricted from this change only separate financial statements, as aspects relating to the definition of control and consolidation were removed and included in the IFRS 10. Early adoption is permitted in conjunction with IFRS 10, IFRS 11 and IFRS 12 and the amendment to IAS 28.

January 01, 2013

IFRS 9

Financial Instruments

Issued in December 2009, amending the classification and measurement of financial assets. Later this rule was amended in November 2010 to include treatment and classification of liabilities. Early adoption is permitted.

January 01, 2015

IFRS 10

Consolidated Financial Statements

Issued in May 2011, replaces the SIC 12 “Consolidation of special purpose entities and parts of IAS 27” Consolidated Financial Statements. Clarifications and establishing new parameters for the definition of control, and the principles for the preparation of consolidated financial statements. Early adoption is permitted in conjunction with IFRS 11, 12 and IFRS amendments to IAS 27 and 28.

January 01, 2013

IFRS 11

Joint Arrangements

Issued in May 2011, replaces IAS 31 “Interests in Joint Ventures” and SIC 13 “jointly controlled entities”. Among its modifications include eliminating the concept of jointly controlled assets and the possibility of proportional consolidation of entities under common control. Early adoption is permitted in conjunction with IFRS 10, 12 and IFRS amendments to IAS 27 and 28.

January 01, 2013

IFRS 12

Disclosure of shareholdings in other entities

Issued in May 2011, applies to those entities that hold investments in subsidiaries, joint ventures, associates. Early adoption is permitted in conjunction with IFRS 10, 11 and IFRS amendments to IAS 27 and 28.

January 01, 2013

IFRS 13

Fair Value Measurement

Issued in May 2011, brings together in one standard way to measure the fair value of assets and liabilities and the disclosures necessary on it, and incorporates new concepts and explanations for measurement.

January 01, 2013

IFRIC 20	Stripping Costs in the production phase of open pit mines Issued in October 2011, regulates the recognition of costs for the removal of waste overload “Stripping Costs” in the production phase of a mine as an asset, the initial and subsequent measurement of this asset. Additionally, the interpretation requires entities to produce financial statements mining IFRS assets punish “Stripping Costs” existing retained earnings when they cannot be attributed to an identifiable component of a reservoir.	January 01, 2013

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

Amendments and improvements	Contents	Obligatory application for years beginning after
IAS 28	Investments in associates and joint ventures Issued in May 2011, regulates the accounting treatment of these investments by applying the equity method. Early adoption is permitted in conjunction with IFRS 10, IFRS 11 and IFRS 12 and the amendment to IAS 27.	January 01, 2013

IAS 1	Presentation of Financial Statements Issued in September 2011. The main modification of this amendment requires that the items of Other Comprehensive Income will be categorized and grouped by evaluating whether they will be potentially reclassified to earnings in subsequent periods. Early adoption is permitted.	July 01, 2012

IAS 32	Offseting of financial assets and liabilities	January 01, 2014

This clarifies the requirements for offsetting financial assets and financial liabilities in order to eliminate inconsistencies in the implementation of the current offsetting criteria of IAS 32. The Standard is applicable as from January 1, 2014 and early adoption is permitted.

IFRS 7	Financial Instruments Disclosures-Amendments to disclosures about netting of Assets and liabilities.	January 01, 2013

Arauco believes that the adoption of standards, amendments and interpretations described above will have no significant impact on the financial statements of the Company in the period of initial application.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

NOTE 2.     DISCLOSURE OF OTHER INFORMATION

a)	Disclosure of Information on Capital Issued

Subscribed and paid-in Capital amounts to ThU.S. $353,176.

100% of capital corresponds to ordinary shares.

	09/30/2012	12/31/2011
Description of Ordinary Capital Share Types	100% of Capital corresponds to ordinary shares
Number of Authorized Shares by Type of Capital in Ordinary Shares	113,152,446
Nominal Value of Shares by Type of Capital in Ordinary Shares	ThU.S.$ 0.0031211 per share
Amount of Capital in Shares by Type of Ordinary Shares that Constitute Capital	ThU.S.$353,176

	09/30/2012	12/31/2011
Number of Shares Issued and Completely Paid by Type of Capital in Ordinary Shares	113,152,446

b)	Disclosure of information on Dividends paid to Ordinary Shares

The interim dividend paid each year is equivalent to 20% of the distributable net income calculated as of the end of September of each year and presented in the Consolidated Statement of Changes in Net Equity.

Dividend paid each year corresponds to the spread between the 40% of net income distributable at the end of last year and the amount of interim dividend paid at the end of last fiscal year.

The ThU.S.$34,643 (ThU.S.$175,994 as of September 30, 2011) presented in Consolidated Statement of Changes in Net Equity corresponds to the provision of minimum dividend registered corresponding to the 2012 period.

In the Statements of cash flows, the line “Dividends paid by the parent company” reflects the amount of ThU.S.$176,762 as of September 30, 2012, (ThU.S.$200,672 as of September 30, 2011) of which ThU.S.$161,568 (ThU.S.$182,770 as of September 30, 2011) correspond to dividends paid to the Parent Company.

As of September 30, 2012, there has been no payment of dividends.

The following are the dividends paid during the 2012 period and in the year 2011, and the corresponding amount per share:

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Provisional Dividend
Type of Shares for which there is a Dividend Paid	Unlisted Ordinary Shares
Date of Dividend Paid	05-09-2012
Amount of Dividend	ThU.S.$ 161,568
Number of Shares for which Dividends are Paid	113,152,446
Dividend per Share, Ordinary Share	U.S.$1,42788

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Final Dividend
Type of Shares for which there is a Dividend Paid	Unlisted Ordinary Shares
Date of Dividend Paid	05-10-2011
Amount of Dividend	ThU.S.$ 182,770
Number of Shares for which Dividends are Paid	113,152,446
Dividend per Share, Ordinary Share	U.S.$ 1.61525

c)	Disclosure of Information on Reserves

Other Reserves

Other reserves consist of Conversion Reserves, Hedge Reserves and Other.

Arauco does not have restrictions associated with these reserves.

Conversion Reserves

This corresponds to foreign currency translation of those Arauco’s subsidiaries that do not use the U.S. Dollar as their functional currency.

Hedge Reserves

This corresponds to Arauco’s portion of gains or swap net losses resulting from hedging as of the end of each fiscal year.

The effective portion of the hedge is shown in equity.

Other

This mainly corresponds to the value in Other comprehensive income of investment in associates and joint ventures.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

d)	Disclosures of other Information

Below are balances of Other Income by activity, Other Expenses by activity, Financial Income, Financing Costs and Participation in income (loss) of associates and joint venture as of September 30, 2012 and 2011:

	January - September		July - September
	2012 ThU.S.$	2011 ThU.S.$	2012 ThU.S.$	2011 ThU.S.$
Classes of Other Income by activity
Other Operating Income, Total	248,708	200,715	129,276	63,191
Gain from changes in fair value of biological assets (See note 20)	171,498	172,538	94,068	57,569
Net income from insurance compensation	42,219	—	25,097	—
Revenue from export promotion	2,319	4,558	910	1,326
Insurance compensation, net of earthquake related losses (*)	—	1,120	—	(800)
Leases received	1,712	3,321	55	1,626
Gain on sales of assets	9,925	3,020	1,909	- 222
Other operating results (sale materials and waste, Right of way, indemnity insurance)	21,035	16,158	7,237	3,692

Classes of Other Expenses by activity
Total of other expenses by activity	(62,657)	(44,909)	(15,360)	(14,003)
Depreciations	(452)	(868)	(142)	(370)
Contingent provision	(2,520)	(3,978)	(300)	(1,001)
Plants stopped operating expenses	(13,151)	(6,232)	(476)	(2,428)
Expenses projects	(10,367)	—	(1,539)	—
Loss of assets	(487)	—	(87)	—
Loss of forest due to fires	(2,907)	(4,214)	(165)	(469)
Other Taxes	(4,228)	(4,438)	(1,756)	(2,064)
Research and development expenses	(1,563)	(2,611)	(519)	(1,023)
Compensation and eviction	(5,504)	(2,458)	(1,924)	(642)
Other expenses (cost of projects and studies, donations, fines, adjustments, repayments insurance)	(21,478)	(20,110)	(8,452)	(6,006)

Classes of financing income
Financing income, total	12,862	21,119	3,962	9,713
Financial income from mutual funds - deposits	6,276	10,611	1,555	1,240
Financial income resulting from swap - forward	2,979	8,389	527	7,437
Other financial income	3,607	2,119	1,880	1,036

Classes of financing costs
Financing costs, Total	(148,451)	(151,372)	(45,063)	(47,277)
Interest expense, Loans banks	(10,104)	(6,977)	(4,068)	(2,664)
Interest expense, Bonds	(115,851)	(128,301)	(36,157)	(40,886)
Interest expense, financial instruments	(10,660)	(5,300)	(2,838)	1,040
Other financial costs	(11,836)	(10,794)	(2,000)	(4,767)

Classes of Participation in Income (Loss) of associates and joint ventures accounted through Equity Method
Total	(4,666)	(6,515)	3,911	1,762
Investments in associates	16,194	(1,018)	6,472	(78)
Joint ventures	(20,860)	(5,497)	(2,561)	1,840

(*)	Corresponds to the income from indemnity insurance net costs of impairment write offs and operational costs of affected plants.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

Below is the Balance of Expenses by nature:

	January - September		July - September
Cost of sales	2012 ThU.S.$	2011 ThU.S.$	2012 ThU.S.$	2011 ThU.S.$
Timber	510,434	524,936	97,001	157,882
Forestry labor costs	439,371	440,216	151,563	169,955
Depreciation	164,661	159,956	57,061	52,524
Maintenance costs	143,099	160,063	46,185	52,678
Chemical costs	263,563	240,003	95,123	85,370
Sawmill Services	135,575	126,699	40,565	41,857
Others Raw Materials	220,930	140,211	133,870	40,370
Indirect costs	93,041	66,301	26,001	19,611
Energy and fuel	105,064	111,874	37,774	47,398
Cost of electricity	54,071	47,495	24,445	16,336
Wage and salaries	107,947	102,268	66,210	66,575
Total	2,237,758	2,120,023	775,801	750,557

	January - September		July - September
Distribution expenses	2012 ThU.S.$	2011 ThU.S.$	2012 ThU.S.$	2011 ThU.S.$
Sale costs	20,529	49,196	7,023	31,528
Commissions	10,680	10,715	3,513	2,842
Insurances	3,538	2,887	1,536	1,239
Doubtful assets	(1,711)	6,850	(1,157)	6,234
Other sales expenses	8,022	28,744	3,131	21,213
Shipping and freight costs	309,229	325,903	108,810	112,445
Port services	18,187	21,856	4,282	7,987
Freights	254,911	288,368	75,206	100,041
Other shipping and freight costs	36,131	15,679	29,322	4,417
Total	329,758	375,099	115,833	143,973

	January - September		July - September
Administration expenses	2012 ThU.S.$	2011 ThU.S.$	2012 ThU.S.$	2011 ThU.S.$
Wage and salaries	138,890	118,086	48,759	40,203
Marketing, advertising, promotion and publications expenses	7,059	5,477	3,970	2,657
Insurances	23,896	13,596	9,948	6,524
Depreciations and amortization not paid	8,523	7,832	2,001	3,093
Computer services	8,569	6,579	3,827	237
Office, warehouse and machinery leases	12,624	8,528	5,159	2,750
External audits	2,770	2,578	774	1,051
Donations, contributions, grants	7,938	9,341	1,737	3,893
Fees (advices technical, Legal …)	30,990	32,914	4,082	9,476
Property taxes, patents and municipal rights	12,527	13,942	4,910	4,932

Other administration expenses (travel within and outside the country, cleaning services, security, basic services)	82,494	80,692	29,596	31,934
Total	336,280	299,565	114,764	106,750

		January-September		July-September
Expenses for	Note	2012 ThU.S.$	2011 ThU.S.$	2012 ThU.S.$	2011 ThU.S.$
Depreciations	7	174,297	169,345	59,591	55,353
Employee benefits	10	298,257	249,235	120,482	91,097
Amortization	19	2,018	1,192	1,023	565

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

NOTE 3.	INVENTORIES

	09-30-2012	12-31-2011
Components of Inventory	ThU.S.$	ThU.S.$
Raw Materials	100,607	90,587
Production Supplies	80,482	74,658
Work in progress	69,873	58,594
Finished goods	435,493	446,289
Parts	157,761	123,071
Other Inventories	78	1,905
Total Inventories	844,294	795,104

As of September 30, 2012, a cost of sales of inventories amounted to ThU.S.$ 2,225,788 (ThU.S.$ 2,129,623 as of September 30, 2011).

In order to allow the registered inventories to net realizable value, at September 30, 2012, a net reduction of inventories has been recognized, related to lower allowance of obsolescence as of ThU.S.$2,403 (Increased provision of ThU.S.$ 2,957 as of December 31 , 2011) and a increase of provision associated to impaired inventories of ThU.S.$20,244 (ThU.S.$ 315 as of December 31, 2011). This reduction of inventory is mainly a result of the fire on Panels division that occurred in January 2012 in the forestry and industrial complex Nueva Aldea.

The obsolescence provision is calculated according to the historical information and the age of the inventories.

As of the date of the issuance of these financial statements, no inventories have been pledged as collateral or guarantees.

Agricultural Products

Agricultural Products relate mainly to forestry products that are intended for sale pertaining to the operation and are valued at fair value at the closing period. These are presented in the Consolidated Balance Sheet under Inventories in the Raw Material item.

NOTE 4.	CASH FLOW STATEMENT

Cash and cash equivalents includes cash flow, bank account balances, fixed term deposits, repurchase agreements and mutual funds. They are short-term investments that are readily convertible into cash, and are subject to an immaterial change in value.

The objective of fixed term deposits is to maximize earnings on short-term cash flow surpluses. This instrument is authorized by Arauco’s Investment Policy, which establishes a mandate that allows investments in fixed income securities. These instruments have a maturity period of less than ninety days.

Arauco invests in local mutual funds to maximize the profitability of cash flow surpluses in Chilean Pesos, or in international mutual funds in foreign currencies such as U.S. Dollars or Euros. These instruments are acceptable under Arauco’s Investment Policy.

As of the date of these consolidated financial statements, there are no significant amounts of cash on hand.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

Components of Cash and Cash Equivalents	09-30-2012 ThU.S.$	12-31-2011 MUS$
Cash on hand	3,951	527
Banks	83,395	31,097
Short term deposit	115,396	128,526
Mutual Funds	167,536	155,751
Total	370,278	315,901

The following tables detail the value of the cost of assets and liabilities acquired by Arauco Canada Panels ULC dated on September 24, 2012, by Arauco Panels USA LLC. Dated on January 24, 2012 and the investments in Greenagro S.A. dated on December 20, 2011. (see Note 14).

2012
Purchase of assets	ThU.S.$
Adquisition on Arauco Canada Panels ULC
Cash paid for acquisitions and cash equivalents	242,502
Cash and cash equivalents held by acquired entities	52,427
Net cash paid to acquire entities	294,929

Net Assets less Cash and Cash equivalents of acquired entity	190,075

2012
Purchase of assets	ThU.S.$
Adquisition on Arauco Panels USA LLC.
Cash paid for acquisitions and cash equivalents	62,711
Cash and cash equivalents held by acquired entities	0
Net cash paid to acquire entities	62,711

Net Assets less Cash and Cash equivalents of acquired entity	78,974

2011
Purchase of Investments	ThU.S.$
Acquisition: Greenagro S.A.
Cash paid for acquisitions and cash equivalents	10,768
Cash and cash equivalents held by acquired entities	(537)
Net cash paid to acquire entities	10,231

Net Assets less Cash and Cash equivalents of acquired entity	10,231

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

NOTE 5.	ACCOUNTING POLICIES, CHANGES IN ACCOUNTING ESTIMATES

Changes in Accounting Policies

These policies have been designed in accordance with IFRS in effect as of September 30, 2012 and applied uniformly to all periods presented in these consolidated interim financial statements.

Changes in the Treatment of Accounting Policy

The financial statements as of September 30, 2012 do not show changes in accounting policies compared to the same period last year.

The financial statements as of December 31 2011 have been restated to reflect the effects of the following corrections:

a)	The registration of contracts that qualify as finance leases, which meant an increase of the items Property, plant and equipment and other non-current liabilities for ThU.S.$ 69,806 at December 31, 2011 (ThU.S.$ 38,874 as of January 1 of 2011).

b)	The presentation of derivative hedging contracts, which meant an increase of items other non-current financial assets and other non-current liabilities for ThU.S.$ 24,650 at December 31, 2011. At January 1, 2011 had no derivative contracts to reclassify any coverage.

The effects mentioned above, at level of total assets and liabilities at December 31, 2011 and January 1, 2011, were as follows:

	Previously reported balances to 12-31-2011 ThU.S.$	Reclassifications filing ThU.S.$	Restated amount to 12-31-2011 ThU.S.$
Total assets	12,457,722	94,456	12,552,178
Total liabilities	5,427,572	94,456	5,522,028

	Previously reported balances to 01-01-2011 ThU.S.$	Reclassifications filing ThU.S.$	Restated amount to 01-01-2011 ThU.S.$
Total assets	12,506,332	38,874	12,545,206
Total liabilities	5,665,757	38,874	5,704,631

These adjustments had no effect on the results of Arauco.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

NOTE 6.	TAXES

The tax rate applicable to the major companies in which Arauco participates is 20% in Chile, 35% in Argentina and 34% in Brazil.

On July 30, 2010 Law No. 20,455 for national reconstruction financing was published in the Chilean Official Gazette (Diario Oficial de Chile). One of the most important changes was the increase in First Category Taxes for revenues received and /or accrued during commercial years 2011 and 2012, which increased rates of 20% and 18.5%, respectively.

On September 27, 2012 Law N° 20,630 was published, and among other changes, it increased the rate of First Category Tax to a permanent 20%, effective from the financial year 2012, tax year 2013. The change effects in tax rates in 2012 period caused an adjustment to the assets and liabilities accounts for deferred taxes according to the profile projected for temporary reverse differences in tax losses benefits and in other events that create differences between book and tax basis of assets and liabilities.

The effect on results at September 30, 2012 of this change in the tax rate is ThU.S.$ 128,981, which is generated mainly from temporary differences associated with property, plant, equipment and biological assets.

Deferred Tax Assets

The following table details deferred tax assets:

Deferred Tax Assets	09-30-2012 ThU.S.$	12-31-2011 ThU.S.$
Deferred Tax Assets related to Provisions	5,076	7,878
Deferred Tax Assets related to accrued liabilities	6,066	4,766
Deferred Tax Assets related to Post-Employment obligations	8,496	6,625
Deferred Tax Assets related to Revaluation of Property, Plant and equipment	1,785	1,721
Deferred Tax Assets related to Financial Instruments Restatements	1,210	789
Deferred Tax Assets related to tax losses	79,944	71,870
Valuation of biological assets	3,921	5,244
Valuation of inventory	5,700	3,543
Income provision	3,662	4,064
Trade debtors and receivables	7,204	4,458
Defferred tax Assets related to Others	23,906	24,932
Deferred Tax Assets Total	146,970	135,890

As of the date of the present financial statement, some of Arauco’s subsidiaries present tax losses of ThU.S.$ 332,052 (ThU.S.$ 343,311 as of December 31, 2011) which are mainly due to operational and financial losses.

Arauco believes that the projections of future earnings in subsidiaries that have generated tax losses will allow the recovery of these assets.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

Deferred Tax Liability

Deferred tax liability corresponds to income tax amounts payable in future periods related to taxable temporary differences.

The following table details deferred tax liabilities:

Deferred Tax Liabilities	09-30-2012 ThU.S.$	12-31-2011 ThU.S.$
Deferred Tax Liabilities related to Revaluated Property, Plant and equipment	724,636	674,924
Deferred Tax Liabilities related to Financial Instrument restatement	16,390	3,723
Valuation of biological asset	538,266	498,776
Valuation of inventory	24,175	14,509
Valuation of prepaid expenses	23,216	0
Differences in valuation of deferred expenditures	54,251	41,487
Deferred Tax Liabilities related to Others (goodwill, investment affiliates, unemployment insurance)	32,918	22,814

Deferred Tax Liabilities Total	1,413,852	1,256,233

The effect of deferred taxes related to financial hedging instruments corresponds to a payment of ThU.S.$ 3,838 as of September 30, 2012 (payment of ThU.S.$ 1,562 as of September 30, 2011), which is presented under Hedge reserves in the Statement of Changes in Net Equity.

From the deferred tax assets and deferred tax liabilities listed in the above tables, approximately ThU.S.$ 22,996 and ThU.S.$ 171,454 respectively, will be used in a period of 12 months.

Arauco does not offset deferred tax assets and deferred tax liabilities since there is no legal right to offset amounts recognized in these items that correspond to different fiscal jurisdictions.

Temporary Differences

The following tables summarize current asset and liability temporary differences:

	09-30-2012		12-31-2011
Detail of classes of Deferred Tax Temporary Differences	Deductible Difference ThU.S.$	Taxable Difference ThU.S.$	Deductible Difference ThU.S.$	Taxable Difference ThU.S.$
Deferred Tax Assets	67,026		64,020
Tax Loss	79,944		71,870
Deferred Tax Liabilities		1,413,852		1,256,233
Total	146,970	1,413,852	135,890	1,256,233

	January - September		July - September
Detail of Temporary Difference Income and Loss Amounts	2012 ThU.S.$	2011 ThU.S.$	2012 ThU.S.$	2011 ThU.S.$
Deferred Tax Assets	4,903	(7,084)	8,127	5,221
Tax Loss	13,992	22,310	4,519	10,060
Deferred Tax Liabilities	(155,011)	(1,900)	(148,140)	(356)
Total	(136,116)	13,326	(135,494)	14,925

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

Income Tax consists of the following:

	January - September		July - September
Income Tax composition	2012 ThU.S.$	2011 ThU.S.$	2012 ThU.S.$	2011 ThU.S.$
Current income tax expense	(27,952)	(126,081)	(13,664)	(31,210)
Tax benefit arising from unrecognized tax assets previously used to reduce tax expense	1,266	(261)	354	(314)
Previous period current tax adjustments	610	2,316	(11)	0
Other current tax expenses	114	680	148	230
Current Tax Expense, Net	(25,962)	(123,346)	(13,173)	(31,294)

Deferred expense from taxes relative to the creation and reversión of temporary differences	(17,476)	(17,337)	(6,373)	1,773
Deferred income from taxes relative to tax rate changes or new fees (*)	(128,981)	7,878	(129,822)	2,617
Tax benefit arising from unrecognized tax assets previously used to reduce expenses due to deferred taxes	10,340	22,785	700	10,535
Total deferred Tax Expense, Net	(136,117)	13,326	(135,495)	14,925
Income Tax Expense, Total	(162,079)	(110,020)	(148,668)	(16,369)

(*)	The effect of rate change in results is a loss of ThU.S.$ 128,981, which include ThU.S.$ 124,597 for deferred tax balances on startup and ThU.S.$ 4,384 for the effect of rate change for deferred tax of the period.

The following table details the income tax for foreign and national companies as of September 30, 2012 and 2011:

	January - September		July - September
	2012 ThU.S.$	2011 ThU.S.$	2012 ThU.S.$	2011 ThU.S.$
Foreign current tax	(5,020)	(36,916)	(3,169)	(8,502)
National current tax	(20,942)	(86,430)	(10,004)	(22,792)
Current tax, Total	(25,962)	(123,346)	(13,173)	(31,294)

Foreign deferred tax	18,719	20,114	6,530	11,112
National deferred tax	(154,836)	(6,788)	(142,025)	3,813
Deferred tax, Total	(136,117)	13,326	(135,495)	14,925

Income (expense) due to Income Tax, Total	(162,079)	(110,020)	(148,668)	(16,369)

Income Tax Expense Reconciliation using the Effective Rate method

Income tax expenditure reconciliation is as follows:

	January - September		July - September
Reconciliation of Income tax from Statutory Rate to Effective Tax Rate	2012 ThU.S.$	2011 ThU.S.$	2012 ThU.S.$	2011 ThU.S.$
Tax Expense Using Statutory Rate	(44,174)	(110,223)	(20,323)	(19,573)
Tax effect of rates in other jurisdictions	1,177	(9,141)	1,129	(2,969)
Tax effect of non taxable ordinary income	13,005	2,431	3,331	(4,218)
Tax effect of non tax deductible expenses	(5,450)	(10,793)	2,358	(2,703)

Tax effect of tax loses unrecognized for previous periods	758	(93)	79	221

Tax effect of tax rates changes (opening balances)	(124,597)	7,878	(125,438)	2,644

Tax effect of excess tax for previous periods	610	2,316	(11)	0

Other Increases (Decreases) Legal Taxes	(3,408)	7,605	(9,793)	10,229
Adjustment to Tax Expense using the Statutory Rate, Total	(117,905)	203	(128,345)	3,204
Tax Expenses Using the Effective Rate	(162,079)	(110,020)	(148,668)	(16,369)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

NOTE 7.	PROPERTY, PLANT AND EQUIPMENT

Properties, Plant and Equipment, Net	09-30-2012 ThU.S.$	12-31-2011 ThU.S.$
Construction in progress	912,743	663,971
Land	804,704	805,804
Buildings	1,503,249	1,459,759
Plant and equipment	2,532,342	2,360,229
Information technology equipment	22,380	23,740
Fixed facilities and accessories	5,019	6,010
Motorized vehicles	8,883	10,152
Others	64,346	64,313
Total Net	5,853,666	5,393,978

Properties, Plant and Equipment, Gross
Construction in progress	912,743	663,971
Land	804,704	805,804
Buildings	2,767,468	2,616,914
Plant and equipment	4,940,763	4,391,652
Information technology equipment	55,903	55,772
Fixed facilities and accessories	23,862	23,942
Motorized vehicles	33,832	34,447
Others	91,780	87,983
Total Gross	9,631,055	8,680,485

Accumulated depreciation and impairment

Buildings	(1,264,219)	(1,157,155)
Plant and equipment	(2,408,421)	(2,031,423)
Information technology equipment	(33,523)	(32,032)
Fixed facilities and accessories	(18,843)	(17,932)
Motorized vehicles	(24,949)	(24,295)
Others	(27,434)	(23,670)
Total	(3,777,389)	(3,286,507)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

Description of Property, Plant and Equipment Pledged as Guarantee

Regarding Forestal Río Grande S.A, an affiliate of Fondo de Inversión Bío Bío, a special purpose entity, we note that in October 2006, first and second degree mortgages were executed in favor of JPMorgan Chase Bank N.A. and Arauco, respectively, which prohibited the sale of any property currently belonging to the aforementioned special purpose entity, in order to ensure fulfillment of payments to Fondo de Inversión Bío Bío.

In September 2007, Forestal Río Grande S.A acquired real estate in Yungay, located in Chile’s Region VIII, for which the company executed a first mortgage with prohibition to sell and encumber in favor of, among others, JPMorgan. Similarly, a second mortgage with prohibition to sell and encumber was executed in favor of Arauco.

	09-30-2012 ThU.S.$	12-31-2011 ThU.S.$
Collateral amount of property, plant and equipment	26,788	56,279

Commitments for project disbursements or for the acquisition of property, plant and equipment

	09-30-2012 ThU.S.$	12-31-2011 ThU.S.$
Amount committed for the acquisition of property, plant and equipment	209,668	114,212

	09-30-2012 ThU.S.$	12-31-2011 ThU.S.$
Disbursements for property, plant and equipment under construction	371,588	537,398

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

Movement on Property, Plant and Equipment

The following tables detail the movement of Property, Plant and Equipment as of September 30, 2012 and December 31, 2011:

Movement of Fixed Assets	Construction in progress ThU.S.$	Land ThU.S.$	Buildings ThU.S.$	Plant and equipments ThU.S.$	IT Equipment ThU.S.$	Fixed Facilities and accessories ThU.S.$	Motorized Vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	TOTAL ThU.S.$
Opening Balance 01/01/2012	663,971	805,804	1,459,759	2,360,229	23,740	6,010	10,152	64,313	5,393,978
Changes
Additions	245,175	1,387	7,537	6,857	536	87	986	2,593	265,158
Acquisitions of business	—	98	18,404	64,338	—	—	—	—	82,840
Disposals	(25)	(324)	(12)	(6,517)	(8)	(10)	(54)	—	(6,950)
Withdrawals	(3)	(19)	(149)	(297)	(10)	—	(12)	(4,782)	(5,272)
Depreciation costs	—	—	(38,332)	(87,485)	(1,371)	(716)	(1,542)	(141)	(129,587)
Provision Impairment	(6,942)	—	(19,206)	(42,674)	(91)	(74)	(818)	—	(69,805)
Exchange rate increase (decrease) of foreign currency	(9,803)	(15,951)	(2,990)	(19,743)	7	(326)	112	(1,209)	(49,903)
Transfers work in progress closed	(62,431)	—	20,485	37,500	2,807	680	325	634	—
Total changes	165,971	(14,809)	(14,263)	(48,021)	1,870	(359)	(1,003)	(2,905)	86,481
Closing balance 06/30/2012	829,942	790,995	1,445,496	2,312,208	25,610	5,651	9,149	61,408	5,480,459

Movement of Fixed Assets	Construction in progress ThU.S.$	Land ThU.S.$	Buildings ThU.S.$	Plant and equipments ThU.S.$	IT Equipment ThU.S.$	Fixed Facilities and accessories ThU.S.$	Motorized Vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	TOTAL ThU.S.$
Opening Balance 01/01/2011	562,309	821,288	1,417,684	2,227,197	16,963	3,657	10,057	68,464	5,127,619
Changes
Additions	537,398	5,549	5,281	47,679	276	750	1,288	4,184	602,405
Acquisitions of business	—	7,293	499	86	—	—	51	1	7,930
Disposals	(1,213)	(1,113)	(203)	(632)	—	—	(39)	(768)	(3,968)
Withdrawals	(10,587)	(871)	(85)	(2,789)	(3)	(2)	(7)	(5,352)	(19,696)
Depreciation costs	—	—	(74,478)	(171,646)	(2,781)	(1,463)	(2,615)	(1,458)	(254,441)
Net movement of earthquake assets	(61,209)	—	7,232	76,432	63	(2)	(242)	7,497	29,771
Provision Impairment	—	—	(34)	(4,064)	—	—	—	(2,803)	(6,901)
Exchange rate increase (decrease) of foreign currency	(15,227)	(28,022)	(10,686)	(31,448)	(88)	(174)	(53)	(2,045)	(87,743)
Reclassification of assets held for sale	—	(8)	137	(1,127)	—	—	—	—	(998)
Transfers work in progress closed	(347,500)	1,688	114,412	220,541	9,310	3,244	1,712	(3,407)	—
Total changes	101,662	(15,484)	42,075	133,032	6,777	2,353	95	(4,151)	266,359
Closing balance 12/31/2011	663,971	805,804	1,459,759	2,360,229	23,740	6,010	10,152	64,313	5,393,978

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

The depreciation charged to income as of September 30, 2012 and 2011 is as follows:

	January-September		July-September
Depreciation for the period	2012 ThU.S.$	2011 ThU.S.$	2012 ThU.S.$	2011 ThU.S.$
Cost of sale	162,691	159,956	55,091	52,524
Administration expenses	8,475	6,571	4,075	2,489
Other operation expenses	3,131	2,818	425	340
Total	174,297	169,345	59,591	55,353

The useful lives of property, plant and equipment according to expected use of the assets are as follows:

		Minimum	Maximum	Average
Buildings	Useful Life in Years	16	89	39
Plant and equipment	Useful Life in Years	8	67	29
Information technology equipment	Useful Life in Years	6	18	5
Fixed facilities and accesories	Useful Life in Years	6	12	10
Motorized vehicles	Useful Life in Years	6	26	13
Others properties, plants and equipment	Useful Life in Years	5	27	16

The following table is a sensitivity analysis for depreciation based on changes in useful life:

Useful life variance	%
5% +	4.76%
5% -	-5.26%

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

NOTE 8. LEASES

Leases

	09-30-2012 ThU.S.$	12-31-2011 ThU.S.$
Property, Plant & Equipment Financial Leasing	61,846	69,864
Plant and equipment	61,846	69,864

Reconciliation of Financial Lease Minimum Payments:

	09-30-2012
Minimum lease payments, lease payment obligations	Gross ThU.S.$	Interest ThU.S.$	Present Value ThU.S.$
Due within one year	22,155	—	22,155
Due within one and five years	40,619	—	40,619
Due beyond five years	—	—	—
Total	62,774	—	62,774

	12-31-2011
	Gross ThU.S.$	Interest ThU.S.$	Present Value ThU.S.$
Due within one year	47	1	46
Due within one and five years	69,806	—	69,806
Due beyond five years	—	—	—
Total	69,853	1	69,852

Leasing obligations that accrue interest are presented in the Consolidated Balance Sheet under Other Financial Liabilities Current and Non-current depending on the maturities stated above.

Lessor

Reconciliation of Financial Lease Minimum Payments:

	09-30-2012
Minimum Financial Lease Payments Receivable, Financial Lease	Gross ThU.S.$	Interest ThU.S.$	Present Value ThU.S.$
Due within one year	2,190	150	2,040
Due within one and five years	1,865	126	1,739
Due beyond five years	—	—	—
Total	4,055	276	3,779

	12-31-2011
Minimum Financial Lease Payments Receivable, Financial Lease	Gross ThU.S.$	Interest ThU.S.$	Present Value ThU.S.$
Due within one year	3,510	249	3,261
Due within one and five years	2,766	186	2,580
Due beyond five years	—	—	—
Total	6,276	435	5,841

Accounts receivable in leasing are presented in the Consolidated Balance Sheet under Trade and Other Receivables current and non-current depending on the maturities stated above.

Arauco reports the value of its lease contracts under financial leasing. These contracts include leases of forestry machinery and equipment, for periods not exceeding five years and market interest rates. They also include an early termination option, according to general and special conditions established in each contract.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

Arauco holds financial leases as a lessor and lessee detailed within the previous tables. There are no contingent payments or restrictions to note.

NOTE 9. ORDINARY REVENUE

	January - September		July - September
Types of Ordinary Revenue	2012 ThU.S.$	2011 ThU.S.$	2012 ThU.S.$	2011 ThU.S.$
Sale of goods	2,972,622	3,252,229	996,469	1,096,445
Service Contracts	105,756	86,288	34,747	18,723
Total	3,078,379	3,338,517	1,031,217	1,115,168

NOTE 10. EMPLOYEE BENEFITS

Classes of Benefits and Expenses by Employee

	January - September		July - September
	2012 ThU.S.$	2011 ThU.S.$	2012 ThU.S.$	2011 ThU.S.$
Personnel Expenses	298,257	249,235	47,446	245,723
Wages and salaries	288,369	239,529	46,416	238,983
Compensation for years of service	9,888	9,706	744	6,740

The main actuarial assumptions used by Arauco in the calculation of the prevision of compensation for year services as of September 30, 2012 and December 31, 2011 are:

Discount rate	3.50%
Inflation	3.00%
Mortality rate	RV-2009

The following tables detail the balances and the movement of payments for years of service provisioned as of September 30, 2012 and December 31 2011:

	09-30-2012 ThU.S.$	12-31-2011 ThU.S.$
Current	3,866	3,307
Non-current	42,479	36,102
Total	46,345	39,409

Roll- forward	09-30-2012 ThU.S.$	12-31-2011 ThU.S.$
Opening balance	39,409	39,276
Current service cost	3,740	1,668
Interest cost	1,261	2,553
Actuarial gains	5,597	6,274
Benefits paid	(7,254)	(6,837)
Increase (decrease) for currency exchange	3,592	(3,525)
Closing balance	46,345	39,409

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

NOTE 11. EFFECT OF FOREIGN CURRENCY RATE VARIATIONS

Local and foreign currency

Currency assets and liabilities as of September 30, 2012 and December 31, 2011 are as follows:

	09-30-2012 ThU.S.$	12-31-2011 ThU.S.$
Total Current Assets	2,558,626	2,462,660

Cash and Cash Equivalents	370,278	315,901
U.S Dollar	302,230	196,546
Euro	4,909	58,328
Real	44,438	35,238
Argentine pesos	10,946	4,960
Other currencies	3,497	7,212
$ not adjustable	4,258	13,617

Other Financial Assets, Current	879	—
U.S Dollar	879	—
Other current financial assets	249,805	207,196
U.S Dollar	135,698	138,815
Euros	150	14
Real	20,563	23,319
Argentine pesos	9,368	10,553
Other currencies	9,304	12,500
$ not adjustable	74,722	21,995

Trade and Other receivables-net	776,541	740,416
U.S Dollar	520,937	500,790
Euro	22,898	25,800
Real	67,168	70,564
Argentine pesos	33,295	26,827
Other currencies	25,351	30,480
$ not adjustable	104,815	82,754
U.F.	2,077	3,201

Related party receivables, Current	7,819	70,179
U.S Dollar	1,642	69,356
Real	1,468	822
$ not adjustable	4,709	1

Inventories	844,294	795,104
U.S Dollar	743,356	630,500
Real	79,665	99,304
Other currencies	1,954	46,837
$ not adjustable	19,319	18,463

Biological assets, current	221,460	281,418
U.S Dollar	218,239	238,812
Real	3,221	42,606

Tax receivables	72,618	37,153
U.S Dollar	3,916	6,358
Real	6,544	6,745
Argentine pesos	7,096	7
Other currencies	7,474	11,199
$ not adjustable	47,588	12,844

Non-Current Assets or disposal groups classified as held for sale	14,932	15,293
U.S Dollar	14,932	15,293

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

	09-30-2012 ThU.S.$	12-31-2011 ThU.S.$
Total Non Current Assets	10,885,582	10,089,518

Other non-current financial assets	65,647	25,812
U.S Dollar	64,583	24,650
Pesos Argentinos	1,064	1,162

Other non-current and non-financial assets	111,834	99,901
U.S Dollar	34,331	78,046
Real	15,980	19,971
Argentine pesos	1,790	525
Other currencies	126	383
$ not adjustable	59,607	976

Trade receivables, non current	12,554	7,332
U.S Dollar	5,349	641
$ not adjustable	3,351	2,538
U.F.	3,854	4,153

Related party receivables, non current	120,244	—
Dólares	120,244	—

Investment in associates accounted for using equity method	1,007,681	886,706
U.S Dollar	727,290	634,440
Real	256,734	252,266
Pesos Argentinos	39	—
$ no reajustables	23,618	—

Intangible assets	18,988	17,609
U.S Dollar	14,604	12,729
Real	4,252	4,751
Other currencies	35	26
$ not adjustable	97	103

Goodwill	59,055	59,124
U.S Dollar	7,037	2,857
Real	51,977	56,267
Pesos Argentinos	41	—

Property, plant and equipment	5,853,666	5,393,978
U.S Dollar	5,094,684	4,668,914
Euros	42	37
Real	731,970	715,486
Argentine pesos	15,666	—
Other currencies	413	474
$ not adjustable	10,891	9,067

Biological assets, non-current	3,488,943	3,463,166
U.S Dollar	3,104,062	3,060,006
Real	380,785	403,160
Argentine pesos	4,096	—

Deferred tax assets	146,970	135,890
U.S Dollar	87,573	77,179
Real	45,864	46,478
Argentine pesos	11,749	11,688
Other currencies	1,148	150
$ not adjustable	636	395

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

	Up to 90 days ThU.S.$	09-30-2012 From 91 days to 1 year ThU.S.$	Total ThU.S.$	Up to 90 days ThU.S.$	12-31-2011 From 91 days to 1 year ThU.S.$	Total ThU.S.$
Total Liabilities, current	801,334	479,255	1,280,589	763,592	268,353	1,031,945

Other financial liabilities, current	251,312	438,117	689,429	157,944	91,048	248,992
U.S Dollar	226,820	399,156	625,976	143,129	74,523	217,652
Real	6,049	65	6,114	11,849	20	11,869
Argentine pesos	454	29,910	30,364	—	—	—
$ not adjustable	109	334	443	—	—	—
U.F.	17,880	8,652	26,532	2,966	16,505	19,471

Bank Loans	216,754	109,691	326,445	120,847	64,971	185,818
U.S Dollar	210,251	79,716	289,967	108,998	64,951	173,949
Real	6,049	65	6,114	11,849	20	11,869
Argentine pesos	454	29,910	30,364	—	—	—

Financial Leases	109	919	1,028	18	28	46
U.S Dollar	—	585	585	—	—	—
$ not adjustable	109	334	443	—	—	—
U.F.	—	—	—	18	28	46

Other Loans	34,449	327,507	361,956	37,079	26,049	63,128
U.S Dollar	16,569	318,855	335,424	34,131	9,572	43,703
U.F.	17,880	8,652	26,532	2,948	16,477	19,425

Trade and Other payables	453,820	21,129	474,949	389,902	7,171	397,073
U.S Dollar	107,446	311	107,757	73,583	412	73,995
Euros	10,894	—	10,894	43,392	—	43,392
Real	37,353	—	37,353	9,117	—	9,117
Argentine pesos	34,188	—	34,188	32,235	—	32,235
Other currencies	3,181	128	3,309	2,119	—	2,119
$ not adjustable	260,693	18,347	279,040	229,245	3,648	232,893
U.F.	65	2,343	2,408	211	3,111	3,322

Related party payables	11,819	—	11,819	9,785	161,533	171,318
U.S Dollar	1,270	—	1,270	9,751	161,533	171,284
$ not adjustable	10,549	—	10,549	34	—	34

Other provisions, current	9,608	—	9,608	8,607	—	8,607
U.S Dollar	34	—	34	244	—	244
Argentine pesos	9,499	—	9,499	8,363	—	8,363
Other currencies	75	—	75	—	—	—

Tax liabilities	1,684	301	1,985	143,008	1,981	144,989
U.S Dollar	—	—	—	9,127	1,571	10,698
Euros	108	—	108	78	—	78
Real	—	—	—	14	—	14
Argentine pesos	—	—	—	2,219	—	2,219
Other currencies	92	—	92	30	284	314
$ not adjustable	1,484	301	1,785	131,540	126	131,666

Current provision for employee benefits	3,300	566	3,866	2,976	331	3,307
$ not adjustable	3,300	566	3,866	2,976	123	3,099
U.F.	—	—	—	—	208	208

Other current non-financial liabilities	69,791	19,142	88,933	51,370	6,289	57,659
U.S Dollar	21,191	16,702	37,893	—	4,624	4,624
Real	27,493	—	27,493	28,094	—	28,094
Argentine pesos	4,269	—	4,269	5,230	—	5,230
Other currencies	11,948	—	11,948	11,626	—	11,626
$ not adjustable	4,770	454	5,224	6,419	865	7,284
U.F.	120	1,986	2,106	1	800	801

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

	Up to 90 days ThU.S.$	09-30-2012 From 91 days to 1 year ThU.S.$	Total ThU.S.$	Up to 90 days ThU.S.$	12-31-2011 From 91 days to 1 year ThU.S.$	Total ThU.S.$
Total non-current liabilities	2,555,636	2,550,800	5,106,437	2,070,836	2,294,658	4,365,494

Other non-current financial liabilities	1,442,343	2,196,292	3,638,635	1,281,495	1,781,976	3,063,471
U.S Dollar	1,271,964	1,378,903	2,650,867	1,092,389	1,278,879	2,371,268
Real	3,035	18,519	21,554	6,462	690	7,152
Argentine pesos	8,516	—	8,516	—	—	—
$ not adjustable	907	—	907	1,568	—	1,568
U.F.	157,921	798,870	956,791	181,076	502,407	683,483

Bank Loans	511,710	21,901	533,611	406,754	769	407,523
U.S Dollar	500,159	3,382	503,541	400,292	79	400,371
Real	3,035	18,519	21,554	6,462	690	7,152

Argentine pesos	8,516	—	8,516	—	—	—
Financial Leases	40,619	—	40,619	69,108	698	69,806
U.S Dollar	367	—	367	—	—	—
$ not adjustable	907	—	907	1,568	—	1,568
U.F.	39,345	—	39,345	67,540	698	68,238

Other Loans	890,014	2,174,391	3,064,405	805,633	1,780,509	2,586,142
U.S Dollar	771,438	1,375,521	2,146,959	692,097	1,278,800	1,970,897
U.F.	118,576	798,870	917,446	113,536	501,709	615,245

Other non-current provisions	11,470	—	11,470	7,799	1,889	9,688
U.S Dollar	—	—	—	2,959	27	2,986
Real	11,470	—	11,470	4,840	—	4,840
Argentine pesos	—	—	—	—	1,862	1,862

Deferred tax liabilities	1,067,966	345,886	1,413,852	753,603	502,630	1,256,233
U.S Dollar	774,894	235,473	1,010,367	553,131	276,008	829,139
Real	60,035	110,413	170,448	200,339	—	200,339
Argentine pesos	232,352	—	232,352	—	226,222	226,222
Other currencies	240	—	240	—	156	156
$ not adjustable	445	—	445	133	244	377

Non-current provision for employee benefits	33,857	8,622	42,479	27,939	8,163	36,102
Other currencies	89	—	89	—	—	—
$ not adjustable	33,768	8,622	42,390	27,939	5,777	33,716
U.F.	—	—	—	—	2,386	2,386

Other non-current non-financial liabilities	108,126	276	108,402	120,709	3,859	124,568
U.S Dollar	4,369	—	4,369	123	—	123
Real	100,590	—	100,590	120,586	—	120,586
Argentine pesos	3,167	—	3,167	—	3,607	3,607
$ not adjustable	—	276	276	—	252	252

Subsidiaries that use functional currency other than the U.S. Dollar are as follows:

Subsidiary	Country	Functional Currency
Arauco do Brasil S.A.	Brazil	Real
Arauco Forest Brasil S.A.	Brazil	Real
Arauco Florestal Arapoti S.A.	Brazil	Real
Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Real
Catan Empreendimentos e Participacoes S.A.	Brazil	Real
Mahal Empreendimentos e Participacoes S.A.	Brazil	Real
Arauco Distribución S.A.	Chile	Chilean Peso
Investigaciones Forestales Bioforest S.A.	Chile	Chilean Peso
Controladora de Plagas Forestales S.A.	Chile	Chilean Peso

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

The table below shows a detail per company of the effect in the period of the Reserve for Exchange Differences resulting from conversion of currencies:

	09-30-2012 ThU.S.$	09-30-2011 ThU.S.$
Arauco Do Brasil S.A.	(38,989)	(49,451)
Arauco Forest Brasil S.A.	(38,783)	(34,028)
Arauco Florestal Arapoti S.A.	(12,826)	(20,148)
Arauco Distribución S.A.	1,825	(2,298)
Alto Paraná S.A.	(4,530)	(5,886)
Otras	199	(575)

Total Conversion Adjustment	(93,104)	(112,386)

Effect of exchange rate variations

	January-September		July-September
	2012 ThU.S.$	2011 ThU.S.$	2012 ThU.S.$	2011 ThU.S.$
Exchange differences recognized in income and loss, except for financial instruments measured at fair value through income and loss	(15,759)	(4,426)	(9,561)	(22,770)

Conversion reserve	(93,104)	(112,386)	(1,467)	(185,548)

NOTE 12. BORROWING COSTS

Arauco capitalized interest on existing investment projects. For the recording of this capitalization, Arauco estimated the average rate of borrowing to finance these investment projects.

	January - September		July - September
	2012 ThU.S.$	2011 ThU.S.$	2012 ThU.S.$	2011 ThU.S.$
Property, plant and equipment capitalized cost

Property, plant and equipment capitalized interest cost rate	5.06%	5.67%	5.68%	5.97%

Amount of the capitalized interest cost, property, presented as plant and equipment	14,249	3,784	1,167	2,359

NOTE 13. RELATED PARTIES

Related Party Disclosure

Related parties are those companies as defined in IAS 24 and under the standards of the Chilean Securities Commission and the Chilean Limited Company Law.

Receivable and payable amounts among related parties at the end of each financial period correspond to commercial operations and financings negotiated in Chilean Pesos, American dollars and Euros, where collection or payment deadlines are outlined in the attached tables and in general do not have adjustment or interest clauses, except for financing transactions.

At the date of these consolidated financial statements there are no provisions for doubtful debts and no guarantees provided or associated with inter-company balances.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

Name of Group’s Main Controller

The ultimate controllers of the Company are Mrs. Maria Noseda Zambra de Angelini, Mr. Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi through Inversiones Angelini y Cia. Ltda.

Name of the Intermediate Controlling Entity that Prepares Financial Statements for Public Use

Empresas Copec S.A.

Salaries Received by Key Management Personnel by Category

Key personnel salaries including directors, managers and sub-managers consist of a fixed monthly rate, with a possible annual discretionary bonus.

Pricing Strategy Terms and Conditions Corresponding to Transactions with Related Parties

Transactions with related parties are performed under market conditions.

Detail of Relationship between Parent Company and Subsidiary

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

			Functional	% Share 09-30-2012			% Share 12-31-2011
ID N°	Company Name	Country	Currency	Direct	Indirect	Total	Direct	Indirect	Total
—	Agenciamiento y Servicios Profesionales S.A.	Mexico	U.S. Dollar	0.0020	99.9970	99.9990	0.0020	99.9970	99.9990
—	Alto Paraná S.A.	Argentina	U.S. Dollar	9.9753	90.0048	99.9801	—	99.9766	99.9766
—	Arauco Australia Pty Ltd.	Australia	U.S. Dollar		-99.9990	99.9990	—	99.9990	99.9990
96547510-9	Arauco Bioenergía S.A.	Chile	U.S. Dollar	98.0000	1.9985	99.9985	98.0000	1.9985	99.9985
—	Arauco Canada Ltd.	Canada	U.S. Dollar	—	99.9990	99.9990	—	—	—
—	Arauco Canada Panels ULC	Canada	U.S. Dollar	—	99.9990	99.9990	—	—	—
—	Arauco Colombia S.A.	Colombia	U.S. Dollar	1.5000	98.4980	99.9980	1.5000	98.4980	99.9980
—	Arauco Denmark Aps	Denmark	U.S. Dollar	—	—	—	—	99.9990	99.9990
96765270-9	Arauco Distribución S.A.	Chile	Chilean Pesos	—	99.9992	99.9992	—	99.9992	99.9992
—	Arauco do Brasil S.A.	Brazil	Real	1.5921	98.4069	99.9990	1.7629	98.2361	99.9990
—	Arauco Ecuador S.A.	Ecuador	U.S. Dollar	0.1000	99.8990	99.9990	0.1000	99.8990	99.9990
—	Arauco Florestal Arapoti S.A.	Brazil	Real	—	79.9992	79.9992	—	79.9992	79.9992
—	Arauco Forest Brasil S.A.	Brazil	Real	13.3524	86.6466	99.9990	13.3524	86.6466	99.9990
—	Arauco Forest Products B.V.	Holland	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
—	Arauco Holanda Cooperatief U.A.	Holland	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
—	Arauco Panels USA, LLC	USA	U.S. Dollar	—	99.9990	99.9990	—	—	—
—	Arauco Perú S.A.	Perú	U.S. Dollar	0.0013	99.9977	99.9990	0.0013	99.9977	99.9990
—	Arauco Wood Products, Inc.	USA	U.S. Dollar	0.3953	99.6037	99.9990	0.3953	99.6037	99.9990
—	Araucomex S.A. de C.V.	Mexico	U.S. Dollar	0.0005	99.9985	99.9990	0.0005	99.9985	99.9990
96565750-9	Aserraderos Arauco S.A.	Chile	U.S. Dollar	99.0000	0.9992	99.9992	99.0000	0.9992	99.9992
82152700-7	Bosques Arauco S.A.	Chile	U.S. Dollar	1.0000	98.9256	99.9256	1.0000	98.9256	99.9256
—	Catan Empreendimentos e Participacoes S.A.	Brazil	Real	—	99.9934	99.9934	—	99.9925	99.9925
96657900-5	Controladora de Plagas Forestales S.A.	Chile	Chilean Pesos	—	59.6326	59.6326	—	59.6326	59.6326
—	Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Real	—	99.9789	99.9789	—	99.9754	99.9754
—	Flakeboard America Limited	Canada	U.S. Dollar	—	99.9990	99.9990	—	—	—
—	Flakeboard Company Limited	Canada	U.S. Dollar	—	99.9990	99.9990	—	—	—
96573310-8	Forestal Arauco S.A.	Chile	U.S. Dollar	99.9248	—	99.9248	99.9248	—	99.9248
85805200-9	Forestal Celco S.A.	Chile	U.S. Dollar	1.0000	98.9256	99.9256	1.0000	98.9256	99.9256
93838000-7	Forestal Cholguán S.A.	Chile	U.S. Dollar	—	97.4281	97.4281	—	97.4281	97.4281
—	Forestal Concepción S.A.	Panamá	U.S. Dollar	0.0050	99.9936	99.9986	0.0050	99.9936	99.9986
78049140-K	Forestal Los Lagos S.A.	Chile	U.S. Dollar	—	79.9405	79.9405	—	79.9405	79.9405
—	Forestal Nuestra Señora del Carmen S.A.	Argentina	U.S. Dollar		— 99.9805	99.9805	—	99.9766	99.9766
—	Forestal Talavera S.A.	Argentina	U.S. Dollar	—	99.9942	99.9942	—	99.9945	99.9945
96567940-5	Forestal Valdivia S.A.	Chile	U.S. Dollar	1.0000	98.9256	99.9256	1.0000	98.9256	99.9256
—	Greenagro S.A.	Argentina	U.S. Dollar	—	97.9805	97.9805	—	99.9766	99.9766
—	Industrias Forestales S.A.	Argentina	U.S. Dollar	—	—	—	9.9770	90.0221	99.9991
96563550-5	Inversiones Arauco Internacional Ltda.	Chile	U.S. Dollar	98.6058	1.3932	99.9990	98.6058	1.3932	99.9990
76222055-5	Inversiones Arauco Ltda.	Chile	U.S. Dollar	—	99.9990	99.9990	—	—	—
—	Inversiones Celco S.L.	Spain	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
79990550-7	Investigaciones Forestales Bioforest S.A.	Chile	Chilean Pesos	1.0000	98.9256	99.9256	1.0000	98.9256	99.9256
—	Leasing Forestal S.A.	Argentina	U.S. Dollar	—	99.9801	99.9801	—	99.9771	99.9771
—	Mahal Empreendimentos e Participacoes S.A.	Brazil	Real	—	99.9932	99.9932	—	99.9923	99.9923
96510970-6	Paneles Arauco S.A.	Chile	U.S. Dollar	99.0000	0.9992	99.9992	99.0000	0.9992	99.9992
—	Savitar S.A.	Argentina	U.S. Dollar	—	99.9931	99.9931	—	99.9930	99.9930
96637330-K	Servicios Logísticos Arauco S.A.	Chile	U.S. Dollar	45.0000	54.9995	99.9995	45.0000	54.9995	99.9995
—	Unilin Arauco Pisos Ltda.(Ex- Arauco Pisos Laminados S.A.)	Brazil	Real	—	—	—	—	99.9990	99.9990

Subsidiaries listed in the above table and special purpose entity Fondo de Inversión Bío Bío and its subsidiary Forestal Río Grande S.A. are included in the consolidation process.

Salaries and Termination Benefits received by Key Management Personnel

	January-September		July-September
	2012 ThU.S.$	2011 ThU.S.$	2012 ThU.S.$	2011 ThU.S.$
Salaries and bonus	43,704	35,574	12,653	11,416
Diet Directory	1,174	1,214	49	410
Termination benefits	1,825	3,185	179	1,048
Total	46,703	39,973	12,881	12,874

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

Related Party Receivables

Name of Related Party	Corresponding ID Nº	Nature of Relationship	Country of Origen	Currency rate	Maximum Maturity	09-30-2012 ThU.S.$	12-31-2011 ThU.S.$
Forestal Mininco S.A	91.440.000-7	Common director	Chile	Chilean pesos	30 days	26	1
CMPC Celulosa S.A.	96.532.330-9	Common director	Chile	Chilean pesos	30 days	2	255
CMPC Maderas S.A.	95.304.000-k	Common director	Chile	Chilean pesos	—	—	10
Eka Chile S.A	99.500.140-3	Joint Venture	Chile	Chilean pesos	30 days	2,895	1,639
Forestal del Sur S.A	79.825.060-4	Common director	Chile	Chilean pesos	—	—	1,457
Stora Enso Arapoti Industria del Papel S.A	—	Associates	Brazil	Real	30 days	762	822
Fundación Educacional Arauco	71.625.000-8	Other related party	Chile	Chilean pesos	30 days	1,787	—
Empresa Electrica Guacolda S.A.	96.590.600-2	Other related party	Chile	Chilean pesos	30 days	1,641	—
Unilin Arauco Pisos Ltda.	—	Joint Venture	Brazil	Real	30 days	706	—
Eufores S.A	—	Joint Venture	Uruguay	U.S. Dollar	—	—	46,889
Forestal Cono Sur S.A	—	Joint Venture	Uruguay	U.S. Dollar	—	—	19,106
TOTAL						7,819	70,179

Related Party Receivables, non current

Name of Related Party	Corresponding ID Nº	Nature of Relationship	Country of Origen	Currency rate	Maximum Maturity	09-30-2012 ThU.S.$	12-31-2011 ThU.S.$
Eufores S.A.	—	Joint Venture	Uruguay	U.S. Dollar	dic-13	101,214	—
Forestal Cono Sur S.A.	—	Joint Venture	Uruguay	U.S. Dollar	dic-13	19,030	—
TOTAL						120,244	—

Related Party Payables

Name of Related party	Corresponding ID Nº	Nature of Relationship	Country of Origen	Currency rate	Maximum Maturity	09-30-2012 ThU.S.$	12-31-2011 ThU.S.$
Compañía de Petróleos de Chile S.A.	99.520.000-7	Affiliate of shareholder	Chile	Chilean pesos	30 days	9,944	7,487
Abastible S.A.	91.806.000-6	Affiliate of shareholder	Chile	Chilean pesos	30 days	556	356
Depósitos Portuarios Lirquén S.A.	96.871.870-3	Common director	Chile	Chilean pesos	30 days	4	4
Empresas Copec S.A.	90.690.000-9	Parent company	Chile	Chilean pesos	—	—	28
Fundación Educacional Arauco	71.625.000-8	Common director	Chile	Chilean pesos	—	—	90
Sigma S.A.	86.370.800-1	Common director	Chile	Chilean pesos	30 days	4	4
Portaluppi, Guzman y Bezanilla Abogados	78.096.080-9	Common director	Chile	Chilean pesos	—	—	115
Empresa Nacional de Telecomunicaciones S.A.	92.580.000-7	Common director	Chile	Chilean pesos	30 days	7	29
Servicios Corporativos Sercor S.A.	96.925.430-1	Common director	Chile	Chilean pesos	30 days	2	4
Forestal del Sur S.A.	79.825.060-4	Other related party	Chile	Chilean pesos	30 days	32	—
Puertos y Logística S.A. (ex Puerto Lirquén S.A.)	82.777.100-7	Associates	Chile	Chilean pesos	—	—	162
Puerto Lirquen S.A. (ex Portuaria Sur de Chile S.A.)	96.959.030-1	Common director	Chile	Chilean pesos	30 days	805	1,349
Compañía Puerto de Coronel S.A.	79.895.330-3	Associates	Chile	Chilean pesos	30 days	465	157
Adm.Estaciones de Servicio Serco Ltda.	79.689.550-0	Other related party	Chile	Chilean pesos	30 days	1	—
TOTAL						11,819	9,785

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

Related party transactions

Purchases

Name of Related Party	Corresponding ID Nº	Nature of Relationship	Country of Origen	Currency rate	Transaction Detail	09-30-2012 ThU.S.$	12-31-2011 ThU.S.$
Abastible S.A.	91.806.000-6	Affiliate of shareholder	Chile	Chilean pesos	Fuel	3,803	4,849
Empresas Copec S.A	90.690.000-9	Parent Company	Chile	Chilean pesos	Management service	175	296
Compañía de Petróleos de Chile S.A.	99.520.000-7	Affiliate of shareholder	Chile	Chilean pesos	Fuel	89,858	111,178
Compañía Puerto de Coronel S.A.	79.895.330-3	Associates	Chile	Chilean pesos	Transport and stowage	4,971	6,882
Puerto Lirquén S.A.(ex Portuaria Sur de Chile S.A.)	96.959.030-1	Common director	Chile	Chilean pesos	Transport and stowage	7,098	2,112
EKA Chile S.A.	99.500.140-3	Associates	Chile	Chilean pesos	Sodium chlorate	51,221	69,819
Forestal del Sur S.A.	79.825.060-4	Associates	Chile	Chilean pesos	Others purchases	602	737
Portaluppi, Guzman y Bezanilla Abogados	78.096.080-9	Common director	Chile	Chilean pesos	Legal services	1,248	1,692
Puertos y Logística S.A. (ex Puerto Lirquén S.A.)	82.777.100-7	Associates	Chile	Chilean pesos	Port services	295	7,454
Empresa Nacional de Telecomunicaciones S.A.	92.580.000-7	Common director	Chile	Chilean pesos	Telephone services	373	435
CMPC Maderas S.A.	95.304.000-K	Common director	Chile	Chilean pesos	Sodium chlorate	235	—
Forestal Mininco S.A.	91.440.000-7	Common director	Chile	Chilean pesos	Wood and logs	1,065	1,013
Colbún S.A.	96.505.760-9	Common director	Chile	Chilean pesos	Others purchases	2,740	29
CMPC Celulosa S.A.	96.532.330-9	Common director	Chile	Chilean pesos	Others purchases	871	516

Sales
Name of Related Party	Corresponding ID Nº	Nature of Relationship	Country of Origen	Currency rate	Transaction Detail	09-30-2012 ThU.S.$	12-31-2011 ThU.S.$
Celulosa y Energia Punta Pereira S.A.	—	Joint venture	Uruguay	Euro	Loans and interest	—	51,872
Celulosa y Energia Punta Pereira S.A.	—	Joint venture	Uruguay	U.S. Dollar	Loans and interest	—	61,161
Celulosa y Energia Punta Pereira S.A.	—	Joint venture	Uruguay	U.S. Dollar	Other Sales	—	1,406
Colbún S.A.	96.505.760-9	Joint venture	Chile	Chilean pesos	Electrical Power	2,947	9,285
EKA Chile S.A.	99.500.140-3	Joint venture	Chile	Chilean pesos	Electrical Power	17,922	34,818
Stora Enso Arapoti Industria de Papel S.A.	—	Common director	Brazil	Real	Wood	6,715	8,897
Forestal del Sur S.A.	79.825.060-4	Common director	Chile	Chilean pesos	Wood and ships	12,801	28,543
Forestal Mininco S.A.	91.440.000-7	Common director	Chile	Chilean pesos	Wood	58	742
CMPC Celulosa S.A.	96.532.330-9	Common director	Chile	Chilean pesos	Wood	428	2,081
Cartulinas CMPC S.A.	96.731.890-6	Common director	Chile	Chilean pesos	Pulp	1,479	23,259
Eufores S.A.	—	Joint venture	Uruguay	U.S. Dollar	Loans and interest	54,325	79,620
Forestal Cono Sur S.A.	—	Joint venture	Uruguay	U.S. Dollar	Loans and interest	9,424	24,444
Zona Franca Punta Pereira S.A.	—	Joint venture	Uruguay	U.S. Dollar	Loans and interest	—	27,629
Empresa Eléctrica Guacolda S.A.	96.635.700-2	Common director	Chile	Chilean pesos	Electrical Power	12,391	1,430

NOTE 14. CONSOLIDATED FINANCIAL STATEMENTS

On September 7, 2012, ARAUCO and its Canadian affiliate named Arauco Canada Ltd., executed an agreement in which it was agreed that such affiliate shall purchase all of the shares of the Canadian company Flakeboard Company Limited, henceforth “Flakeboard”, one of North America’s main producers of wood panels used for the manufacture of furniture. The price agreed for the purchase of 100% of the shares of Flakeboard amounts to the sum of US$242.5 million, which was paid on September 24, 2012.

Flakeboard is a company that directly and/or through its affiliates, possesses and operates seven paneling plants, with a joint production capacity for medium density fiberboards of 1.2 million cubic meters per year, a production capacity for particle board panels of 1.1. million cubic meters per year, and a production capacity of 180,000 cubic meters per year of melamine textured product. Arauco is waiting 12 months from the date of acquisition to conduct the final evaluation of the fair value of net assets acquired.

Disclosure of Subsidiary Investments

Below are new investments or contributions to subsidiaries, which had no effect on results, except for the acquisition of assets by Arauco Panels USA, LLC.

On November 29, 2011, our subsidiary Arauco Wood Products, Inc. established a new wholly-owned subsidiary named Arauco Panels USA LLC and made a capital contribution of ThU.S.$62,711, which was effected in early 2012. Subsequently, on January 24, 2012, Arauco Panels USA LLC paid thU.S.$ 62,711 for an industrial plant that has a production line of MDF (medium density fiberboard) moldings and HDF (high density fiberboard), a production line of PB panels (particle board or chipboard), and two lines of Melamine products . The plant is located in Moncure, North Carolina, USA. Arauco tentatively estimated the market value of acquired net assets and recognized a gain on the operation of ThU.S.$ 16,263, which is being evaluated. Arauco has 12 months as from the date of acquisition to complete a final evaluation.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

On December 20, 2011 Alto Parana has acquired 100% of the shares of Greenagro S.A. for a purchase price of ThU.S.$ 10,746 (MUS$ 6,972 has been paid at the end of 2011), becoming the controlling shareholder of Greenagro. This partnership will complement the productive activities related to industrial plant operations of the subsidiary Alto Parana S.A. located in town of Zárate, Province of Buenos Aires, Argentina. The price paid is representative of the market value of assets acquired, which mainly correspond to the land and plantations. Arauco made a provisional estimate of market value of net assets acquired, assigning the land the highest value of US$ 7.1 million, according to the requirements of IFRS 3. Arauco has 12 months from the date of acquisition to make a final evaluation.

On October 20, 2011, Arauco Pisos Laminados S.A. was incorporated in Brazil, (currently, Unilin Arauco Pisos Ltda. ) receiving from our subsidiary Arauco do Brasil S.A. a contribution of ThR$ 10 (ThU.S.$ 5 to September 30, 2012), equivalent to 100% of the participation. (See Note 16).

On September 13, 2011 Inversiones Arauco International Ltda. and Celulosa Arauco y Constitución S.A. sold its shares (82.42% and 9.16% respectively) in subsidiary Nuestra Señora del Carmen S.A. to subsidiary Alto Paraná S.A. for ThU.S.$ 5,400. As a result, Alto Paraná S.A. owns 100% of the shares of Nuestra Señora del Carmen S.A.

The following are the fair values at acquisition date of acquired assets and liabilities, which have been totality informed in Note 4:

ARAUCO CANADA PANELS ULC	09-24-2012 ThU.S.$
Cash	52,427
Trade and other receivables-net	42,717
Inventories	43,253
Property, plant and equipment	323,424
Other assets	11,608
Total Assets	473,429
Financial liabilities, current and non-current	184,531
Trade payables	42,527
Other liabilities	3,869
Total Liabilities	230,927

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

ARAUCO PANELS USA LLC.	01-24-2012 ThU.S.$
Cash	—
Trade accounts receivable	258
Inventory	13,398
Property, plant and equipment	82,840
Other assets	41
Total Assets	96,537
Trade payables	6,030
Other liabilities	11,533
Total Liabilities	17,563

GREENAGRO S.A.	12-20-2011 ThU.S.$
Cash	537
Trade accounts receivable	32
Inventory	826
Property, plant and equipment	7,970
Biological assets	1,838
Other assets	7
Total Assets	11,210
Trade payables	37
Deferred income tax	386
Other liabilities	19
Total Liabilities	442

The purchase of net assets by Arauco Panels USA, LLC, resulted in a negative goodwill which is presented in the income statement by function in the line Other gains (losses) and is shown in the table below:

Arauco Panels USA, LLC	2012 ThU.S.$
Amount paid	62,711
Fair value of assets and liabilities acquired	78,974
Negative goodwill	16,263

Details of the subsidiaries are described in Note 13.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

NOTE 15. INVESTMENTS IN ASSOCIATES

In the months January, February and April 2012 have been made payments for a total of ThU.S.$ 13,492 as contribution of capital to the company Puerto de Lirquén S.A. (current Puertos y Logística S.A.). As a result, on September 30, 2012, Arauco held 20.28 % of the capital of such company.

On December 21, 2011, Arauco made a ThU.S.$ 3,302 contribution of capital to the company Puerto de Lirquen S.A. (current Puertos y Logística S.A.). As a result, at the end of 2011, Arauco had 20.20 % of the capital of such company.

On December 14, 2011, Arauco made a capital contribution of ThU.S.$5,004 to Inversiones Puerto Coronel S.A. This contribution did not change the percentage of participation in this company.

On November 17, 2011, our subsidiary Arauco Forest Brazil S.A., made a contribution of ThU.S.$232,916 to the Brazilian company Centaurus Holding S.A., representing an ownership interest of 43.05%. This investment was conducted in conjunction with Klabin S.A., one of the most important companies in the forestry sector located in Brazil.

At the same month, Centaurus Holding S.A. acquired 100% of the voting rights of the Brazilian company Florestal Vale do Corisco S.A., a company that owns 107,000 hectares in the State of Parana. This transaction strengthens the position of Arauco in the forestry sector in Brazil for the development of its industrial operations and ensures the supply of wood of future projects. Further, in the Statements of income by function presented in the line for Participation in Income (Loss) in associates and joint ventures accounted throgh equity method show a gain of ThU.S.$8,885 from adjustment of acquired net assets to fair value.

Currently Arauco Forest Brasil S.A. takes part directly in Florestal Vale do Corisco S.A. with a 49% of participation.

On March 29, 2011, Novo Oeste Gestao de Ativos Florestais S.A. was incorporated, receiving a capital contribution from our subsidiary Arauco Forest Brasil S.A. of ThReal 1,225 in exchange for 1,225,000 shares representing 48.9912% of ownership. The corporate purpose of this company is the management of forestry assets and commercialization of wood.

The following table shows information on Investments in Associates as of September 30, 2012 and December 31, 2011, respectively:

Name of Associate	Puertos y Logística S.A. (Ex Puerto de Lirquén S.A.)
Country of Incorporation of Associate	Chile
Functional Currency	U.S. Dollar
Main Activities of Associate	Dock and warehousing operations for owned assets and third parties, loading and unloading of all classes of goods, as well as warehousing, transportation and mobilization operations
Percentage Share in Associate %	20.2767%	20.20216%
	09-30-2012	12-31-2011
Investment in Associate	ThU.S.$ 63,154	ThU.S.$ 46,238

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

Name of Associate	Inversiones Puerto Coronel S.A.
Country of Incorporation of Associate	Chile
Functional Currency	U.S. Dollar
Main Activities of Associate	Investments in movables and real estate, company acquisitions, securities and investment instruments, investment management and development and/or participation in businesses and companies related to industrial, shipping, forest and commercial activities.

Percentage Share in Associate %	50.00%
	09-30-2012	12-31-2011
Investment in Associate	ThU.S.$ 35,823	ThU.S.$ 36,273

Name of Associate	Servicios Corporativos Sercor S.A.
Country of Incorporation of Associate	Chile
Functional Currency	Chilean Pesos

Main Activities of Associate	Consulting services to Boards of Directors and Management of companies related to Business Management.
Percentage Share in Associate %	20.00%
	09-30-2012	12-31-2011
Investment in Associate	ThU.S.$ 1,294	ThU.S.$ 1,153

Name of Associate	Stora Enso Arapoti Industria de Papel S.A.
Country of Incorporation of Associate	Brazil
Functional Currency	Real
Main Activities of Associate	Industrialization and commercialization of paper and cellulose, raw materials and by-products.

Percentage Share in Associate %	20.00%
	09-30-2012	12-31-2011
Investment in Associate	ThU.S.$ 38,207	ThU.S.$36,280

Name of Associate	Genómica Forestal S.A.
Country of Incorporation of Associate	Chile
Functional Currency	Chilean Pesos
Main Activities of Associate	Developing forestry genomics, through the use of biotechnological, molecular and bioinformatics tools with the purpose of strengthening company genetic programs and improving the competitive position of the Chilean forestry industry for priority species.
Percentage Share in Associate %	25.00%
	09-30-2012	12-31-2011
Investment in Associate	ThU.S.$ 63	ThU.S.$70

Name of Associate	Consorcio Tecnológico Bioenercel S.A.
Country of Incorporation of Associate	Chile
Functional Currency	Chilean Pesos

Main Activities of Associate	To develop technologies which will allow implementing a biofuel industry in Chile, obtained from lingo-cellulosic materials. The future execution of this sustainable project is financed by the Innova Chile Committee.
Percentage Share in Associate %	20%
	09-30-2012	12-31-2011
Investment in Associate	ThU.S.$ 397	ThU.S.$ 311

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

Name of Associate	Novo Oeste Gestao de Ativos Florestais S.A.
Country of Incorporation of Associate	Brazil
Functional Currency	Real
Main Activities of Associate	Management of forestry activities and commercialization of wood and others.
Percentage Share in Associate %	48.9999%
	09-30-2012	12-31-2011
Investment in Associate	(ThU.S.$ 7,051)	(ThU.S.$ 2,986)

Name of Associate	Vale do Corisco S.A. (Ex Centaurus Holding S.A.)
Country of Incorporation of Associate	Brazil
Functional Currency	Real
Main Activities of Associate	Management of forestry activities.
Percentage Share in Associate %	49%	43.05%
	09-30-2012	12-31-2011
Investment in Associate	ThU.S.$ 212,675	ThU.S.$ 218,972

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

Summarized financial Information of Associates

	09-30-2012
	Assets ThU.S.$	Liabilities ThU.S.$
Current	210,801	63,429
Non-current	1,134,993	308,262
Equity		974,103
Total Associates (*)	1,345,794	1,345,794

	12-31-2011
	Assets ThU.S.$	Liabilities ThU.S.$
Current	144,156	50,840
Non-current	1,022,986	154,919
Equity		961,383
Total Associates (*)	1,167,142	1,167,142

	09-30-2012 ThU.S.$	09-30-2011 ThU.S.$
Income	215,230	220,286
Expenses	(155,212)	(212,675)
Net income (loss) (*)	60,018	7,611

(*)	Includes only Investment in associates.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

Movement in Investment in Associates and Joint Ventures

	09-30-2012 ThU.S.$	12-31-2011 ThU.S.$
Investments in associates accounted for using the equity method, opening balance	886,706	498,204
Investment Changes in Associate and Joint Ventures Companies
Investments in associates, Additions	13,562	236,443
Investment in joint ventures, Additions	139,126	177,397
Disposals, Investments in associates	(6,607)	0
Equity in income (Loss) investments in associates	16,194	(1,012)
Equity in income (Loss) joint ventures	(20,860)	(10,885)
Dividends Received, Investments in Associates	(4,418)	(1,718)
Increase (Decrease) in foreign exchange translation of investment in associates	(20,607)	(12,972)
Other Increase (Decrease) in investment in associates	4,585	1,249
Changes in Associate Company Investments, Total	120,975	388,502
Investments accounted for using the equity method, closing balance	1,007,681	886,706

	09-30-2012 ThU.S.$	12-31-2011 ThU.S.$
Investments in associates	351,614	339,297
Investment in joint ventures	656,067	547,409
Investments accounted for using the equity method, closing balance	1,007,681	886,706

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

NOTE 16. INTERESTS IN JOINT VENTURES

Performed investments and contributions

In March 2012 the company Arauco do Brasil S.A. made a capital increase in the company Unilin Arauco Pisos Ltda. (ex Arauco Pisos Laminados S.A.) by contributing assets worth ThU.S.$ 24,990 (ThU.S.$ 12,333 at September 30, 2012) for the flooring line of the Pien location. In April 2012, Arauco sold a 50% interest to Mohwak Unilin International B.V. at ThR$ 12,500 (ThU.S.$ 6,169 at September 30, 2012), becoming a joint venture. This operation had no effect on income. This company is devoted to manufacturing, processing, industrialization and selling of wood laminate floors.

As of September 30, 2012, Arauco, through its subsidiarie Arauco Holanda Cooperatief U.A, has made contributions to the Uruguayan companies that qualify as a joint venture, Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A., for a total of ThU.S.$ 125,411 (ThU.S.$ 177,397 as of December 31, 2011), with the Arauco Group holding a stake of 50% in the joint venture. This operation has no effects in Arauco’s consolidated interim financial statements.

The above mentioned contributions are being invested in the project known as “Montes del Plata”, in order to build a cutting edge cellulose production plant, with a guaranteed capacity of 1.3 million tons per year, a port and an energy generation unit utilizing renewable resources, which will be located at the town of Punta Pereira, department of Colonia, Uruguay.

Investments in Uruguay

The main assets acquired from Ence during the year 2009 are: 130,000 hectares of land of which 73,000 hectares are forestry plantations; 6,000 hectares under agreements with third parties; one industrial site, the necessary environmental permits for the construction of a pulp mill; a river terminal; one chip producing mill, and one nursery.

All these assets were added to the land and plantations that Stora Enso and Arauco already control through a joint venture in Uruguay. With these additions, the joint venture currently maintains forestry equity of approximately 269 thousand hectares of land, of which 156 thousand hectares are planted.

The investments in Uruguay mentioned above qualify as joint ventures because of existing contracts that stipulate that both Arauco and Stora Enso maintain joint control of such investments.

Furthermore, Arauco holds a 50% share in Eka Chile S.A. (“Eka”), a company that sells sodium chlorate to cellulose plants in Chile. A contractual agreement in effect between Arauco and this company has permitted Arauco and Eka to initiate certain joint venture activities.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

The following is summarized financial information of the more significant interests in joint ventures:

Celulosa y Energía Punta Pereira S.A.	09-30-2012		12-31-2011
	Assets	Liabilities	Assets	Liabilities
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	143,740	109,069	13,921	73,878
Non-current	1,215,883	735,930	621,427	215,968
Equity		514,624		345,502
Total Joint Venture	1,359,623	1,359,623	635,348	635,348

Investment	257,312		172,750

	09-30-2012		09-30-2011
	ThU.S.$		ThU.S.$
Income	8,983		8,036
Expenses	(18,708)		(3,719)
Joint Venture Net Income (Loss)	(9,725)		4,317

Forestal Cono Sur S.A. (consolidated)	09-30-2012		12-31-2011
	Assets	Liabilities	Assets	Liabilities
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	139,404	8,556	26,137	45,384
Non-current	164,352	52,284	288,733	13,289
Equity		242,916		256,197
Total Joint Venture	303,756	303,756	314,870	314,870

Investment	121,458		128,098

	09-30-2012		09-30-2011
	ThU.S.$		ThU.S.$
Income	2,670		1,698
Expenses	(15,951)		(10,134)
Joint Venture Net Income (Loss)	(13,281)		(8,436)

Eufores S.A. (consolidated)	09-30-2012		12-31-2011
	Assets	Liabilities	Assets	Liabilities
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	68,483	46,683	44,531	165,823
Non-current	588,227	228,420	552,130	28,178
Equity		381,607		402,660
Total Joint Venture	656,710	656,710	596,661	596,661

Investment	190,739		201,260

	09-30-2012		09-30-2011
	ThU.S.$		ThU.S.$
Income	36,197		21,890
Expenses	(57,235)		(33,478)
Joint Venture Net Income (Loss)	(21,038)		(11,588)

Zona Franca Punta Pereira S.A.	09-30-2012		12-31-2011
	Assets	Liabilities	Assets	Liabilities
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	15,943	22,993	40,067	29,241
Non-current	211,654	89,252	121,977	89,203
Equity		115,352		43,600
Total Joint Venture	227,597	227,597	162,044	162,044

Investment	57,676		21,800

	09-30-2012		09-30-2011
	ThU.S.$		ThU.S.$
Income	5,605		839
Expenses	(5,029)		(1,610)
Joint Venture Net Income (Loss)	576		(771)

Eka Chile S.A.	09-30-2012		12-31-2011
	Assets	Liabilities	Assets	Liabilities
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	24,780	4,688	25,312	5,235
Non-current	30,149	4,178	30,446	3,521
Equity		46,063		47,002
Total Joint Venture	54,929	54,929	55,758	55,758

Investment	23,032		23,502

	09-30-2012		09-30-2011
	ThU.S.$		ThU.S.$
Income	51,137		58,504
Expenses	(48,781)		(53,020)
Joint Venture Net Income (Loss)	2,356		5,484

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

NOTE 17. IMPAIRMENT OF ASSETS

At the end of this accounting period, we had the following information:

Effects from the economic crisis

Since the beginning of 2009, the complicated market condition affected the Bosseti sawmill operation located in Argentina and the Company decided to shut it down in December 2010 and to adapt its operational structure to the reality of the business, converting the operation and using its land and buildings as a logistics center. At the end of 2010, the Company registered ThU.S.$2,000 as impairment provision related to machinery and installations, which at the end of September 30, 2012, after discounting the provision, have a value of ThU.S.$1,100 (ThU.S.$ 1,600 as of December 31, 2011). To date, some goods were sold, others moved to the sawmill located in Piray and the rest are being prepared and classified for subsequent sale.

The recoverable value of the permanently closed facilities was determined based on sales estimates and residual value, making the corresponding provision in the event that the recoverable value is less than the book value. These estimates were made by both external and internal evaluators.

Effects of the fire

On January 2, 2012, Paneles Arauco S.A.’s industrial facilities located at Itata highway, km. 21, were materially affected as a result of forest fires that affected the Province of Ñuble. This plant had a production capacity of 450 thousand cubic meters of panels per year.

The fire completely destroyed the machinery, equipment and facilities of the panel processing area, as well as administration buildings and storage rooms. It also affected the operations of the biomass energy generation plant. Operations were reinitiated on January 6, 2012.

Paneles Arauco S.A., as a subsidiary of Celulosa Arauco y Constitución S.A., has insurance covering the damages resulting from the fire. The policies generally cover assets, among which are the plants, industrial and non-industrial facilities, equipment, machinery, inventories, as well as losses due to business interruption.

Related expenses to the damage produced by the fire were recognized when the relevant events occurred, but accounts receivable from insurance companies related to these expenses, in addition to the closure of the plant as a result of the fire, are recognized only when there was sufficient supporting documentation and/or at the time of the receipt of the cash flows.

Regarding this claim, the financial statements as of September 30, 2012 include the following:

•	In Trade and other receivables, the amount of ThU.S.$ 14,101 relating to compensation not yet received associated with physical damage to Property, plant and equipment and Inventories.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

•	In Property, plant and equipment dropped out ThU.S$ 70,088 , for physical damage.

•	In Inventories, the amount of ThU.S.$ 19,841 was written off.

In months April and August 2012, Arauco received the total amount of ThU.S.$ 120,000, as advance payment of compensation. Regarding this, it has been estimated that ThU.S.$ 40,000 relates to losses due to stoppage, ThU.S.$ 70,000 to physical damage and ThU.S.$10,000 to losses of Inventory.

Due to the complexity and magnitude of the claim, to date the liquidation process has not yet been completed.

Other effects

In December 2011, particle board (PBO) lines of Curitiba Plant (Brazil) were shut down due to the high cost of maintenance, with the consequential losses that this generated. The company registered ThU.S.$6,088 as impairment provision related to machinery and equipments.

Cash-Generating Unit with Impaired Assets

As of September 30, 2012 and December 31, 2011, the following impairment provisions related to Cash-Generating Units existed:

Cash-Generating Unit with Impaired Assets	09-30-2012 ThU.S.$	12-31-2011 ThU.S.$
Bossetti sawmill	2,000	2,000
Lines of Curitiba plant	6,088	6,088
Total Impairment provision	8,088	8,088

Disclosure of Asset Impairment

Information on Impairment of Property, Plant and Equipment due to technical obsolescence and damages from the fire as of September 30, 2012 and to December 31, 2011:

Disclosure of Asset Impairment
Principal classes of Assets affected by Impairment and Reversal of Losses	Machinery and Equipment
Principal Facts and Circumstances that lead to Recognizing Impairment and Reversal of losses	Technical Obsolescence and Claim
	09-30-2012	12-31-2011
Information relevant to the sum of all impairment	ThU.S.$ 4,534	ThU.S.$ 3,492

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

Disclosure of Asset Impairment
Principal classes of Assets affected by Impairment and Reversal of Losses	Buildings and Structures Machinery and Equipment Other assets
Principal Facts and Circumstances that lead to Recognizing Impairment and Reversal of losses	Earthquake and tsunami
	09-30-2012	12-31-2011
Information relevant to the sum of all impairment	ThU.S.$ 39,124	ThU.S.$ 39,124

At the date of these financial statements, most of the associated impairment provision relating to physical damage of property, plant and equipment as a result of the earthquake and tsunami has been reversed. The amount of the existing provision is referred to assets that are in the process of repair and/or replacement, the majority concluded at the year end of 2011.

Goodwill

Goodwill is allocated to the groups of cash-generating units that generate such goodwill. The goodwill generated by the investment in Arauco do Brazil (formerly Tafisa) was assigned to the Pien panel segment plant. The recoverable amount of the cash-generating unit was determined based on calculations of its value in use. For this calculation we used the projected cash flows based on the operational plan approved by the management covering a period of 10 years, applying a discount rate of 10%, which does not exceed the long-term average growth rate for the panel segment in Brazil. As of September 30, 2012 this goodwill amounted to ThU.S.$ 51,977 (ThU.S.$ 56,267 at December 31, 2011) for a total of goodwill of ThU.S 59,055. The variation of this goodwill from Brasil is due only to the conversion adjustment to Real, which is the functional currency for the subsidiaries in Brazil. Therefore, there has been no impairment provision.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

NOTE 18. PROVISIONS, CONTINGENT ASSETS AND CONTINGENT LIABILITIES

Lawsuits or other Legal Proceedings

The contingent liabilities that Arauco deems appropriate to disclose are as follows:

1. (i) On October 8, 2007, the Federal Administration of Public Income (Administración Federal de Ingresos Públicos) (“AFIP”) initiated an ex oficio proceeding against the Company’s Argentine affiliate Alto Paraná S.A. (“APSA”) questioning whether APSA erred in deducting from its income tax liability certain expenses, interest payments and exchange rate differences generated by Private Negotiable Obligations which were issued by APSA in 2001 and paid in 2007.

On November 20, 2007, APSA submitted a counterclaim to the claims presented by AFIP, completely rejecting all of AFIP’s allegations and asserting legal arguments that justify its actions in the determination of its tax burden.

On December 14, 2007, AFIP notified APSA that its counterclaim had been dismissed, thus issuing an ex-oficio ruling and ordering the payment, within 15 working days, of the calculated income tax difference for the 2002, 2003 and 2004 fiscal years of $417,908,207 Argentine Pesos including capital (ThU.S. $ 88,973 at September 30, 2012), compensatory interest, and fines for omission.

On February 11, 2008, APSA appealed the aforementioned ruling before the National Tax Court (Tribunal Fiscal de la Nación) (“TFN”).

On February 8, 2010, APSA was notified of TFN’s ruling, which confirmed the ruling issued by AFIP, with court expenses, based on arguments different from those that justified AFIP’s ex-oficio decision. This decision by the TFN extinguished the administrative process. As a result, the Company’s only remaining option was to pursue a remedy before the Contentious Administrative Matters Federal Appeals Court (Cámara de Apelaciones en lo Contencioso Administrativo Federal) (“CACAF”) and, subsequently, the National Supreme Court of Justice (Corte Suprema de Justicia de la Nación).

On February 15, 2010, APSA appealed before the CACAF, making all necessary submissions with the purpose of attaining a revocation of the contested decision. APSA paid litigation fees (tasa de justicia) in the amount of $5,886,053 Argentine Pesos (ThU.S.$ 1,253 at September 30, 2012).

On March 18, 2010, the CACAF, issued a court decree in which it ordered the AFIP to refrain from requesting the blocking of preventive interim relief measures, administratively demanding payment, issuing debt invoices, or initiating judicial collection actions, including seizure of property and other enforcement measures, against APSA until CACAF reaches a decision on APSA’s request for an injunction.

On May 13, 2010 the CACAF decided to grant the injunction requested by APSA, ordering to suspend the enforcement of the AFIP resolution until the final decision on this matter. This injunction was granted by the CACAF subject to the granting of a corresponding bond. On May 19, 2010, APSA filed with the Appeal Court a surety policy issued by Zurich Argentina Cía. de Seguros S.A. On May 20, 2010, the CACAF asked APSA to specify the areas covered by the suretyship insurance. On May 28, 2010 APSA complied with this request and attached Endorsement No. 1 of the surety policy in favor of the CACAF – Trial Chamber I –

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

in the amount of $ 633,616,741 Argentine pesos (equivalent to ThU.S.$ 139,964 as of September 30, 2012), which includes initial capital, plus adjustments and interests to the date of the bond. On June 2, 2010 the CACAF accepted this surety filed by APSA and sent notice to AFIP of the injunction granted. On September 4, 2010 the AFIP was notified of the ruling dated May 13, 2010, which is final since September 22, 2010.

In spite of the TFN’s ruling, the opinion issued by APSA’s external counsel continued to be that APSA has proceeded in a lawful manner in deducting the amount questioned by the State. External counsel maintains that there is a good chance that the TFN’s ruling will be overruled and that the AFIP’s ex-oficio decision will be rendered without effect. Due to the above, no provisions have been recognized for the periods in which the Negotiable Obligations were in force.

(ii)Within the course of this case’s proceedings, and particularly regarding payment of the litigation fees (tasa de justicia) before the TFN, on July 18, 2008, the Examining Officer ordered APSA to pay $ 10,447,705 Argentine Pesos (ThU.S.$ 2,224 at September 30, 2012) as payment of Tasa de Actuación (Litigation Fee) before the TFN. On August 14 2008, APSA filed a petition with the court requesting that this order be reconsidered, or in the alternative, rejected on the grounds that the requested amount was unreasonable. APSA provided evidence that it had paid $ 1,634,914 Argentine Pesos (ThU.S.$ 348 at September 30, 2012), considering that this was the actual amount due, pursuant to Law, for the Tasa de Actuación (Litigation Fee). On April 13, 2010, the First Courtroom of the CACAF denied APSA’s appeal. On April 26, 2011 APSA filed an ordinary appeal against the latter decree before the Supreme Court of the Justice, which was granted on February, 3, 2011. On September 23, 2011 the brief with the ordinary appeal was filed before the Court. On July, 14, 2011 the AFIP answered the petition of this brief. On May 8th, 2012, the Supreme Court ruled that the ordinary remedy was wrongly admitted, since the appealed sentence was not a final ruling.

The case file was returned to Chamber I of the National Appeals Court of Adversarial Administrative Matters. On September 15th, 2012, APSA requested that the case be suspended until the substantial issues of the case were resolved, a request which was rejected by the Court on September 25th, 2012. On July 2nd, APSA filed a motion to reconsider, requesting that such ruling be rendered ineffective and the extraordinary proceeding be suspended until the substantial issues of the case were ruled on, also expressing that it still maintained its interest in the extraordinary remedy that was submitted. On August 21, 2012, APSA filed a presentation which expressed its interest to maintain the extraordinary appeal. Based on their analysis of the grounds underlying the appeal, APSA’s counsel has an optimistic view of the case.

2. With regard to the Valdivia Mill, on April 27, 2005, the National Defense Council (Consejo de Defensa del Estado) filed a civil lawsuit against the Company for reparation of environmental harm and indemnification before the First Civil Court of Valdivia (Primer Juzgado Civil de Valdivia) (Rol 746-2005).

The Company filed its response, arguing that it is not responsible for the environmental damages and therefore that the indemnification payments as well as the alleged reparation, are inadmissible. Currently, expert reports have already been submitted, most of which were against the Company’s position. On September 5th, 2011, observations regarding the experts’ reports were presented, which was contested by the State Defense Council through an incident. However by a decision dated on August 21, 2012, the court had raised the incident as abandoned. The judge’s inspection took place during March 13th, 14th, and 15th, of year 2012. The cause is pending.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

3. On August 25, 2005, the Chilean Servicio de Impuestos Internos (the “Chilean IRS”) issued tax calculations No. 184 and No. 185 of 2005 objecting to certain capital reduction transactions effected by Arauco on April 16, 2001 and October 31, 2001, and furthermore, requested reimbursement from the Company for amounts returned to it in respect of certain claimed tax losses. On November 7, 2005, the Company requested a Review of the Supervision Action (Revisión de la Actuación Fiscalizadora, or “RAF”), which is an administrative review of the tax action brought by the Chilean IRS, and filed a claim disputing the abovementioned tax calculations No. 184 and 185 of 2005. The RAF was resolved on January 9, 2009 by the Chilean IRS, which resolution, however, only partially sustained the Company’s request. In response, the Company filed an additional complaint with regard to the portion of the RAF that was not granted by the administrative review. On February 19, 2010, the Court acknowledged receipt of the Company’s request. Subsequently, the tax authority issued a report and the Company commented on such report. As of the date of issuance of these financial statements, the investigation in respect of this complaint is pending.

Considering that the position of the Company is supported by solid legal arguments, there is a reasonable likelihood of a favorable outcome for the Company.

4. Regarding Licancel plant, on September 22, 2011 the Company was notified of civil claim for compensation of prejudice for an alleged tort liability, filed by twelve fishermen of the Mataquito river before the Court of First Instance, Guarantee and Family of Licantén under Docket number 73-2011, arising out of the dead fish allegedly found in the malaquito river on September 5, 2007. The plaintiffs seek to be compensated for alleged damages that they have suffered from the aforementioned event, including lost profits, harm and suffering and an alleged contractual liability. Having imposed the auto de prueba.

5. On April 14, 2009, Forestal Celco S.A. was notified of a civil lawsuit filed by Mario Felipe Rojas Sepúlveda, on behalf of Víctor Adrián Gavilán Villarroel against Cooperativa Eléctrica de Chillán Limitada and against Forestal Celco S.A. The lawsuit aims to make both companies jointly and severally liable for compensation of alleged material damages suffered as a result of a fire that occurred on January 12, 2007 on the El Tablón county property, which belongs to Forestal Celco S.A.

On April 30, 2009 Forestal Celco S.A. filed dilatory exceptions, that pointed to some defects in the demand. The plaintiff rectified the defects, and the Company replied to the demand. On March 8, 2011 the Court issued the legal judgment of first instance rejecting the claim. On March 21, 2011, the plaintiff appealed against the first instance verdict. The Court of Appeals confirmed the Civil Court’s ruling. The plaintiff filed cassation appeals before the Supreme Court, and their decision is still pending.

6. On January 26, 2011, Forestal Celco S.A. was notified of a civil claim submitted by Mr. Hans Fritz Muller Knoop against Cooperativa Eléctrica de Chillán Limitada and Forestal Celco S.A., which seeks that both companies be condemned to pay (jointly and severally) an indemnity for the alleged material damages caused as a result of the spreading of a fire on January 12th, 2007, in the estate named “El Tablon”, owned by Forestal Celco S.A.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

On March 10, 2011, Forestal Celco S.A. answered the claim. The trial period began on December 28, 2011, ending on January 20, 2012. The case is currently for first instance veredict.

7. On September 26, 2005, in proceedings numbered 48,679-2006 of the Civil Court of Constitución, Forestal Celco S.A. submitted a claim against Forestal Constitución Ltda. and Vitelia Morán Sepúlveda and other 7 natural persons, with the goal of obtaining a ruling that acknowledges its sole ownership over the Lierecillo estate (1,126 hectares), formed by various property registrations, also seeking that the defendants be sentenced to jointly and severally pay $ 20,000,000 as well as a damage compensation for having harvested a portion of the aforementioned estate. On April 23, 2006, Mr. Adolfo Numi Velasco, acting on behalf of all the aforementioned natural persons, answered the claim requesting its rejection, arguing that his clients are the sole owners of the estate named “El Macaco”, also submitting a counterclaim with the purpose of demanding that Forestal Celco S.A. return the “El Macaco” estate, of 162.7 hectares, plus a damage compensation for the resulting damages, loss of profit and moral damage. On September 29, 2009, a first instance ruling was issued in favor of Forestal Celco S.A’s claim, only with regards to the declaration of ownership, rejecting all other aspects of that claim as well as the corresponding counterclaim. Currently, the case is being reviewed by the Court of Appeals of Talca, under court registration number 267-2012, for a ruling regarding the appeal submitted by the defendant, who is also a counterclaiming plaintiff.

8. On September 11th, 2012, Forestal Celco S.A. was served with a voidance claim regarding the partition award and the purchase and sale agreement dated November 28th, 1994, claim which also sued for damages. The lawsuit was filed by Julián Eduardo Rivas Alarcón, on behalf of Nimia del Carmen Álvarez Delgado, against Patricia del Carmen Muñoz Zamorano and Forestal Celco S.A. The lawsuit was filed before the Civil and Criminal Court of Quirihue, under docket number C-108-2012. On October 4th, 2012, Forestal Celco S.A. submitted before the court a relative incompetence defense. On October 10th, 2012, the other co-defendant also filed a defense arguing the Court’s relative incompetence. The Court’s decision on both defenses is currently pending.

On October 4, 2012 Forestal Celco S.A. opposed dilatory exception of relative incompetence. Dated October 10, 2012, the other defendant also objected dilatory exception of lack of jurisdiction. Both exceptions are pending resolution by the Court.

9. On September 23, 2008, 28 workers submitted a lawsuit against their employer, Gama Services (which rendered services for Bosques Arauco S.A.subsidiary of Celulosa Arauco y Constitución S.A.), and Bosques Arauco S.A., for an alleged joint and several liability, requesting that the termination of their labor agreements be declared unjustified, demanding for the full payment of their social security and health benefits as well as the payment of severance for their years of service, dismissal notice, vacations, remunerations and extra hours. Said lawsuit was submitted before the 5th Labor Court of Santiago, under Docket number 780-2008, with an undetermined claimed amount.

On January 4, 2011, Bosques Arauco S.A. received the notice of the definitive first instance ruling against Gama Services, ordering the payment of all claimed compensations, including remuneration and social security and health benefits, until the validation of the dismissal or until the ruling has been executed. Simultaneously, the ruling requires that the Company and its subsidiaries jointly and severally, pay the requested compensations, –excluding social security payments, through the day of the dismissal. The lawsuit was concluded with a favorable decision in favor of the plaintiff. The proceeding was ended pursuant to a termination agreement between the parties.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

10. On November 17, 2003, Bosques Arauco S.A., an affiliate of Celulosa Arauco y Constitución S.A., was notified of a property restitution claim brought by Ms. Celmira Maria Curin Tromo, whom requested the restitution of certain real estate, its profits and damages in a Special Indigenous Lawsuit, claiming that she is the sole and exclusive owner of the 5.5 hectares of land, which would have been occupied materially by Bosques Arauco S.A., in blatant disregard of her property interest. On September 6, 2008, the first instance decision was issued, denying the claim. The decision was appealed and the Corte de Apelaciones de Temuco (High Court of Appeals of Temuco) overturned the decision on January 6, 2009, finding in favor of the plaintiff with regard to every portion of the claim and ordering the restitution of the land, along with all profits and damages caused by Bosques Arauco S.A. to the land, the assessment of which was deferred to the decision’s execution phase.

On October 28, 2009, the plaintiff requested the execution of the ruling with notice to the defendant. Aside from the restitution of the property and its products, and compensation for the alleged moral harm personally experienced for her. After being notified of the request, Bosques Arauco S.A., in turn, requested that this request be nullified on the ground that the alleged harm and suffering was not an issue in the judicial proceedings and, therefore no judgment on a condemn in that sense. This application has not yet been resolved by the court.

11. On August 13, 2012, Bosques Arauco S.A. was served with a suit which sought damages. This claim was filed by Cooperativa Campesina Mundo Nuevo Limitado, and regards the forests which exist in Fundo Mundo Nuevo. This suit was filed before the Civil Court of Curanilahue, and its docket number is 208-2012. On August 22, 2012, Bosques Arauco S.A. opposed dilatory exceptions of relative incompetence an ineptitude of libel. The Court declined jurisdiction, resolution is final and enforceable. In therefore this trial, to the Court, is over.

12. On April 29, 2004, Aserraderos Arauco S.A. was served a breach of contract plus damages claim filed by Ingeniería y Construcciones Ralco Ltda. This claim was submitted before the 2nd Civil Court of Concepción, Docket number 3218-2003.

The plaintiff argued that the contracts entered into with sawmill administrators blind Aserradores Arauco S.A., as considering that between that and Aserraderos Arauco S.A. would be a tacit mandate management, the administrator was acting on behalf and risk of Aserraderos Arauco S.A., society that ultimately assumed the risks of the business.

There have been no actions for over a year and it is currently archived.

13. On December 12, 2010, the company Sociedad Forestal Cholguán S.A. was notified of a boundaries and site fencing claim, submitted by Banfactor Servicios Financieros Limitada’s Receiver before the 30th Civil Court of Santiago, file number 12,825-2010, labelled “Banfactor Servicios Financieros Limitada and Forestal Cholguán S.A.”, which seeks to set the boundaries and site fencing between the neighboring property owned by Forestal Cholguán S.A., named Hacienda Canteras, and a estate named “Fundo Roma”. An expert determined that there is not any land adjoining called “Fundo Roma”, finding Hacienda Canteras perimeter closed and demarcated for many years. Within the context of these same proceedings, on December, 2010, the Court issued a cautionary injunctive measure prohibiting the execution of acts or agreements regarding the lumber and forest products

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

located within “Fundo Roma”. On April 3. 2012, the court issued a decision rejecting the claim of demarcation, the ruling was appealed by the plaintiff and the third adjuvant (Banco del Desarrollo). On April 13, 2012 Forestal Cholguan S.A. filed a request to lift the preliminary injunction, which was rejected by the Court because they were not yet resolved the appeal filed against the judgment in the case.

14. On October 26th, 2012, Forestal Valdivia S.A. – a subsidiary of Celulosa Arauco y Constitución S.A. was sued for recovery of real property. The aforesaid suit was filed by the community of heirs left after the death of Mrs. Julia Figueroa Oliveiro, which occurred over 60 years ago. That application was lodged with the Civil Court of Loncoche, Docket Number 79-2012, the lawsuit demanded the recovery and restitution of two estates, with their products and improvements, arguing that the abovementioned community of heirs is the sole and exclusive owner of two estates whose total surface amounts to 1,210 hectares, which would allegedly be occupied by Forestal Valdivia S.A. without any title whatsoever. On November 19th, 2012, Forestal Valdivia S.A. opposed before the court dilatory exceptions of relative incompetence and ineptitude of libel, which are still pending of resolution.

15. On November 28, 2008, Alto Paraná S.A. (APSA) was notified of Resolution 212 issued by the Argentine Central Bank (BCRA) on November 19, 2008, by which the BCRA ordered Indictment No. 3991 questioning the timely liquidation of certain foreign currency.

With respect to APSA’s export proceeds. APSA responded to the charges in a timely and correct manner. Currently, the report is in Nº 8 Economic Criminal Court, 16 Secretariat.

As of the date of these consolidated financial statements and considering the preliminary state of proceedings, Alto Paraná S.A. (APSA) legal advisors are not in a position to estimate the outcome. Therefore, with the understanding that there are no legal grounds for the charges, no provision has been made for this claim.

At the closing date there are no other contingencies that might significantly affect the Company’s financial, economic or operational conditions.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

Provisions as of September 30, 2012 and December 31, 2011 are as follow:

	09-30-2012	12-31-2011
Classes of Provisions	ThU.S.$	ThU.S.$
Provisions, Current	9,608	8,607
Legal claims provision	9,499	8,405
Other provisions	109	202
Provisions, non-Current	11,470	9,688
Legal claims provision	4,419	6,702
Other provisions	7,051	2,986

Total Provisions	21,078	18,295

	09-30-2012
	Legal	Other
	Claims	Provisions	Total
Movements in Provisions	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	15,107	3,188	18,295
Changes in provisions
Increase in existing provisions	1,853	106	1,959
Used provisions	(1,928)	(199)	(2,127)
Increase (decrease) in foreign currency exchange	(1,114)	—	(1,114)
Other Increases (Decreases)	—	4,065	4,065
Total Changes	(1,189)	3,972	2,783
Closing balance	13,918	7,160	21,078

	12-31-2011
	Legal	Other
	Claims	Provisions	Total
Movements in Provisions	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	13,451	—	13,451
Changes in provisions
Increase in existing provisions	4,183	218	4,401
Used provisions	(520)	—	(520)
Unused provision reversed	(533)	—	(533)
Increase (decrease) in foreign currency exchange	(1,473)	—	(1,473)
Other Increases (Decreases)	(1)	2,970	2,969
Total Changes	1,656	3,188	4,844
Closing balance	15,107	3,188	18,295

Provisions for legal claims are for labor and tax judgments whose payment period is indeterminate.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

NOTE 19. INTANGIBLE ASSETS

Arauco holds the following main intangible assets:

Computer software

Rights

Disclosure of Identifiable Intangible Assets

	09-30-2012	12-31-2011
Classes of Intangible Assets, Net	ThU.S.$	ThU.S.$
Intangible assets, net	18,988	17,609
Computer software	9,358	9,217
Water rigths	5,004	5,811
Other identifiable intangible assets	4,626	2,581
Classes of identifiable intangible Assets, gross	41,656	38,547
Computer software	32,026	30,155
Water rigths	5,004	5,811
Other identifiable intangible assets	4,626	2,581
Classes of accumulated amortization and impairment
Total accumulated amortization and impairment	(22,668)	(20,938)
Accumulated amortization and impairment, intangible assets	(22,668)	(20,938)
Computer software	(22,668)	(20,938)

Reconciliation between opening and closing book values

	09-30-2012
	Computer	Water
	Software	Rigths	Others	TOTAL
Intangible assets Roll Forward	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening Balance	9,217	5,811	2,581	17,609
Changes
Additions	2,441	—	2,023	4,464
Disposals	(310)	(773)	—	(1,083)
Amortization	(2,018)	—	—	(2,018)
Increase (decrease) in foreign currency conversion	(147)	—	(20)	(167)
Others Increases (Decreases)	175	(34)	42	183
Changes Total	141	(807)	2,045	1,379
Closing Balance	9,358	5,004	4,626	18,988

	12-31-2011
	Computer	Water
	Software	Rigths	Others	TOTAL
Intangible assets Roll Forward	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening Balance	4,054	5,777	1,296	11,127
Changes
Additions	6,289	22	1,308	7,619
Pérdida por Deterioro Reconocida en el Estado de Resultados	(1,897)	—	—	(1,897)
Increase (decrease) in foreign currency conversion	771	12	(23)	760
Changes Total	5,163	34	1,285	6,482
Closing Balance	9,217	5,811	2,581	17,609

		Minimum life	Maximum life
Computer Software	Years	3	16

The amortization of computer software is presented in the Consolidated Statements of Income under Administration Expenses.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

NOTE 20. BIOLOGICAL ASSETS

Arauco’s biological assets are its forestry plantations of mainly radiata and taeda pine and a lesser degree of eucalyptus. The total plantation is distributed in Chile, Argentina, and Brazil, reaching 1.6 million hectares, of which 939 thousand hectares are used for forestry planting, 390 thousand hectares are native forest, 146 thousand hectares are used for other purposes and 78 thousand hectares will be planted.

As of September 30, 2012, the logs production volume totaled 14.1 million cubic meters (13.9 million cubic meters as of September 30, 2011).

The main considerations in determining the fair value of biological assets include the following:

•	Arauco uses the discounted future cash flows of its forest plantations, which are based on a harvest projection date for all existing plantations.

•	Current forest equity is projected assuming that total volume does not decrease and a minimum demand equal to the current supply demand.

•	Future plantations are not considered.

•

The harvest of forest plantations supplies raw material for all other products that Arauco produces and sells. By directly controlling the development of forests that will be processed, Arauco is assured of having high quality timber for each of its products.

•

Cash flows are determined in terms of harvest and expected sale of forestry products, associated with the demand from the Company’s owned industrial centers and sales to third parties at market prices. Sales margin is also considered in the valuation of the different products that are harvested in the forest. Any changes in the value of the plantations, in accordance with the criteria previously described, are accounted for in the current financial year’s income statement, pursuant to IAS 41. These changes are presented in the Consolidated Statements of Income under Other income by activity, and as of September 30, 2012 amounted to ThU.S.$ 171,498 (ThU.S.$ 172,538 as of September 30, 2011). Additionally, cost of sales include a higher cost of ThU.S.$ 182,628 as of September 30, 2012 (ThU.S.$ 188,025 as of September 30, 2011) resulting from the difference between the cost of wood at fair value versus actual cost incurred.

•	Forests are harvested according to the needs of Arauco’s production plants.

•	The discount rates used are: in Chile 8%, in Argentina 12% and in Brazil 8%.

•	It is assumed that prices of harvested timber are constant in real terms based on market prices.

•	Cost expectations with respect to the lifetime of the forests are constant based on estimated costs included in the projections made by Arauco.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

•	The average crop age by species and country is:

	Chile	Argentina	Brazil
Pine	24	15	15
Eucalyptus	12	10	7

The following chart show changes in the balance of biological assets considering variations in significant assumptions considered at calculating the fair value of the assets:

		ThU.S.$
Discount rate	0.5	(121,197)
	-0.5	127,982
Margins (%)	10	402,352
	-10	(402,352)

Differences in the valuation of biological assets in the discount rate and the margins are recorded in the Income Statement under item Other Operating Income and Other Operating Expenses depending on whether this is profit or loss.

Forestry plantations classified as current assets correspond to those to be harvested within 12 months.

The Company holds fire insurance policies for its forestry plantations, which together with company resources and efficient protection measures for these forestry assets allow financial and operational risks to be minimized.

Uruguay

Arauco owns biological assets in Uruguay through a joint venture in partnership with Stora Enso, which are presented in these consolidated financial statements under the equity method (see Note 16).

As of September 30, 2012, Arauco’s investment in Uruguay represented a total of 134 thousand hectares, of which 78 thousand hectares are allocated to plantations, 6 thousand hectares to native forest, 44 thousand hectares for other uses, and 6 thousand hectares for planting.

Detail of Biological Assets Pledged as Security

There is no forestry plantations pledged as security, except for those belonging to Forestal Río Grande S.A. (affiliate of Fondo de Inversiones Bio Bio, a special purpose entity). In October 2006, pledges without transfer and agreements not to prohibit sell and encumber were made in favor of JPMorgan and Arauco, for forests located on their own land.

As of September 30, 2012, the fair value of these forests reached ThU.S.$ 2,394 (ThU.S.$ 9,322 as of December 31, 2011).

Detail of Biological Assets with Restricted Ownership

As of the date of these consolidated financial statements, there are no biological assets with restricted ownership.

No significant grants have been received.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

As of the date of these Financial Statements, the Current and Non-current biological assets are as follows:

	09-30-2012	12-31-2011
	ThU.S.$	ThU.S.$
Current	221,460	281,418
Non-current	3,488,943	3,463,166
Total	3,710,403	3,744,584

Biological Assets Movement

09-30-2012
Movement	ThU.S.$
Opening Balance	3,744,584
Changes in Biological Assets
Additions	86,087
Decreases due to Sales	(3,538)
Decreases due to Harvest	(251,361)
Gain (Loss) of Changes in Fair Value, less estimated Costs at Point of Sale	171,498
Increases (decreases) in Foreign Currency Translation	(32,739)
Loss of forest due to fires	(2,908)
Other Increases (decreases)	(1,220)
Total Changes	(34,181)
Closing Balance	3,710,403

12-31-2011
Movement	ThU.S.$
Opening Balance	3,790,958
Changes in Biological Assets
Additions	145,867
Decreases due to Sales	(1,287)
Decreases due to Harvest	(346,423)
Gain (Loss) of Changes in Fair Value, less estimated Costs at Point of Sale	229,889
Increases (decreases) in Foreign Currency Translation	(56,403)
Loss of forest due to fires	(16,897)
Other Increases (decreases)	(1,120)
Total Changes	(46,374)
Closing Balance	3,744,584

As of the date of these consolidated financial statements, there are no disbursements related to the acquisition of biological assets.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

NOTE 21. ENVIRONMENT

Environment Management

For Arauco, sustainability means management strategy. This strategy incorporates values, commitments and standards, that together with the adoption of best practices as well as the use of the latest available technologies, seek to continuously improve the Company’s environmental management. It is the environmental department and each of its specialists that ensure these guidelines are met and are put in to practice in everyday company operations.

All of Arauco’s production units have certified environmental management systems, which reinforce the Company’s commitment to environmental performance and ensure the traceability of all raw materials used.

Arauco uses several supplies in its productive processes such as wood, chemical products, and water, etc., which in turn produce liquid and gas emissions. As a way to make the company’s environmental management more efficient, significant progress has been made to reduce consumption and emissions.

Environmental investments have been made related to the control of atmospheric emissions, process improvements, water and waste management, as well as effluent treatment, in order to improve the environmental performance of all of Arauco’s business units.

Detail information of disbursements related to environmental

On September 30, 2012, and December 31, 2011, Arauco has made the following disbursements by major environmental projects:

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

Environment Related Disbursement Information

As of September 30, 2012 and December 31, 2011, Arauco made the following disbursements related to its main environmental projects:

	09/30/2012	Disbursements undertaken 2012				Committed Disbursements
Company	Name of project	State of project	Amount ThU.S.$	Asset Expense	Asset/expense destination item	Amount ThU.S.$	Estimated date

Arauco Do Brasil S.A.	Environmental improvement studies	In process	385	Assets	Property, plant and equipment	4,888	2012
Arauco Do Brasil S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	0	Assets	Property, plant and equipment	354	2012
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	2,086	Assets	Property, plant and equipment	4,989	2012
Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	In process	1,196	Assets	Property, plant and equipment	897	2012
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	3,168	Assets	Property, plant and equipment	1,953	2012
Celulosa Arauco Y Constitucion S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	2,364	Assets	Property, plant and equipment	28	2012
Alto Parana S.A.	Construction emisario	In process	39	Assets	Property, plant and equipment	774	2012
Alto Parana S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	419	Assets	Property, plant and equipment	2,309	2012
Alto Parana S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	2,296	Assets	Property, plant and equipment	2,550	2012
Paneles Arauco S.A.	Environmental improvement studies	In process	105	Assets	Property, plant and equipment	31	2012
Paneles Arauco S.A.	Environmental improvement studies	In process	863	Expense	Administration expenses	1,143	2012
Paneles Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	144	Assets	Property, plant and equipment	92	2012
Paneles Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	1,348	Expense	Operating cost	598	2012
Paneles Arauco S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	239	Expense	Administration expenses	80	2012
Forestal Celco S.A.	Environmental improvement studies	In process	472	Expense	Administration expenses	236	2012
Forestal Valdivia S.A.	Environmental improvement studies	In process	77	Expense	Administration expenses	126	2012

		TOTAL	15,201			21,048

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

	12/31/2011	Disbursements undertaken 2011				Committed Disbursements
Company	Name of Project	State of Project	Amount ThU.S.$	Asset Expense	Asset/expense destination item	Amount ThU.S.$	Estimated date
Arauco Do Brasil S.A.	Environmental improvement studies	In process	4,721	Asset	Property, plant and equipment	6,244	2012
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	Finished	54	Asset	Property, plant and equipment	—	—
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	1,744	Asset	Property, plant and equipment	3,506	2012
Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	Finished	132	Asset	Property, plant and equipment	—	—
Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	In process	1,832	Asset	Property, plant and equipment	590	2012
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	Finished	1,965	Asset	Property, plant and equipment	—	—
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	1,711	Asset	Property, plant and equipment	4,344	2012
Celulosa Arauco Y Constitucion S.A.	Construction of Outlets	Finished	330	Asset	Property, plant and equipment	—	—
Celulosa Arauco Y Constitucion S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	3,583	Asset	Property, plant and equipment	2,426	2012
Alto Parana S.A.	Construction of Outlets	In process	39	Asset	Property, plant and equipment	774	2012
Alto Parana S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	2	Asset	Property, plant and equipment	2,606	2012
Paneles Arauco S.A.	Environmental improvement studies	In process	247	Asset	Property, plant and equipment	546	2012
Paneles Arauco S.A.	Environmental improvement studies	In process	1,416	Expense	Administration expenses	1,976	2012
Paneles Arauco S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	474	Asset	Property, plant and equipment	257	2012
Paneles Arauco S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	3,288	Asset	Operating cost	2,510	2012
Paneles Arauco S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	390	Expense	Administration expenses	400	2012
Forestal Celco S.A.	Environmental improvement studies	Finished	853	Asset	Property, plant and equipment	—	—
Forestal Celco S.A.	Environmental improvement studies	In process	407	Expense	Administration expenses	552	2012
Forestal Valdivia S.A.	Environmental improvement studies	In process	244	Expense	Administration expenses	126	2012

		TOTAL	23,432			26,857

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

NOTE 22. ASSETS HELD FOR SALE

Due to the decrease in demand for saw timber products because of events happened between 2008 and 2009 year, have led Arauco’s Management on December, 2010 to decide permanently close the following sawmills: La Araucana, Escuadrón, Lomas Coloradas, Coelemu and the remanufacturing plant Lomas Coloradas. Fixed assets related to these facilities are available for sale, renewed efforts were begun to sell the assets involved. As of December 31, 2011, Arauco remains committed to its plan to sell these assets, although the completion of these sales have been delayed more than expected due to the pursuit of beneficial transactions.

Information on the main types of non-current assets held for sale:

	09-30-2012 ThU.S.$	12-31-2011 ThU.S.$
Land	5,011	5,011
Buildings	5,739	5,739
Property, plant and equipment	4,182	4,543
Total	14,932	15,293

As of September 30, 2012 there has not been effect recognized in the item Other Operating Expenses related to impairment of these assets held for sale.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

NOTE 23. FINANCIAL INSTRUMENTS (IFRS 7)

Classification

The following table shows Arauco’s financial instruments as of September 30, 2012 and December 31, 2011. An informative estimate of fair value is shown for instruments valued at amortized cost.

Financial Instruments	September 2012		December 2011
Thousands of dollars	Carrying amount	Fair Value	Carrying amount	Fair Value
Assets
Fair value with change in Income and Loss (negotiation) (1)	167.536	167.536	155.751	155.751
Interest Rate Swaps	—	—	—	—
Forward	—	—	—	—
Mutual funds (2)	167.536	167.536	155.751	155.751
Loans and Accounts Receivables	991.836	991.836	907.898	907.898
Cash and cash equivalents	202.741	202.741	160.150	160.150
Cash	87.345	87.345	31.624	31.624
Fixed term Deposits	115.396	115.396	128.526	128.526
Agreements	—	—	—	—
Accounts Receivables (net)	789.095	789.095	747.748	747.748
Trades and Notes Receivables	660.694	660.694	639.761	639.761
Leases	3.779	3.779	5.841	5.841
Other Debtors	124.622	124.622	102.146	102.146
Related party receivables	128.063	128.063	70.179	70.179
Related party receivables	128.063	128.063	70.179	70.179
Hedging	64.583	64.583	24.650	24.650
Swap foreign exchange	64.583	64.583	24.650	24.650
Other Financial Assets	1.943	1.943	1.162	1.162
Financial Liabilities, Total	4.835.959	5.070.831	3.719.321	3.924.976
Financial Liabilities at amortized cost (3)	4.815.576	5.050.449	3.680.180	3.885.835
Bonds issued in Dollars	2.469.555	2.713.271	1.985.244	2.186.270
Bonds issued in UF (4)	943.978	962.777	634.670	653.561
Banck Loans in Dollars	793.509	769.040	574.665	561.476
Banck Loans in other currencies	66.547	63.374	18.676	17.602
Financial Leasing	62.774	62.774	69.852	69.852
Government Loans	4.264	4.264	0	0
Trades and other Payables	474.949	474.949	397.073	397.073
Financial liabilities with change in Income and Loss	1.592	1.592	3.612	3.612
Related party payables	11.819	11.819	9.785	9.785
Related party payables	11.819	11.819	9.785	9.785
Hedging	6.972	6.972	25.744	25.744
Swap	6.552	6.552	24.835	24.835
Forward	420	420	909	909

(1)	Assets measured at fair value through income or loss other than mutual funds classified as cash equivalents, are presented in the Consolidated Balance Sheet in Other Financial Assets.
(2)	Although this item is disclosed in note IFRS 7 as Fair Value with change in income and loss according to expected sales in short term; in this Consolidated Balance Sheet, it is classified as Cash and cash equivalents for its high level of liquidity.
(3)	Financial liabilities measured at amortized cost, others than Trade creditors and Other accounts payable and financial liabilities held for trading are presented in this Consolidated Balance Sheet in Other financial liabilities, current and non-current according to their maturity.
(4)	UF is a Chilean measure which incorporates the effects of inflation.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

Here are short-term portion of long-term debt of financial debt as of September 30, 2012 and December 31, 2011

	September 2012 ThU.S.$	December 2011 ThU.S.$
Obligations with banks and financial institutions long term - short term portion	106.742	85.124
Bonds - short term portion	359.876	58.607
Total	466.618	143.731

The following table shows Arauco’ net debt to equity ratio level as of September 30, 2012 and December 31, 2011

	September 2012 ThU.S.$	December 2011 ThU.S.$
Financial debt, current	708.545	244.471
Financial debt, non-current	3.632.082	3.038.636
Total	4.340.627	3.283.107
Cash and cash equivalent	(370.278)	(315.901)
Net financial debt	3.970.349	2.967.206
Non-controlling participation	76.366	90.543
Net equity attributable to parent company	6.851.266	6.939.607
Total consolidated equity	6.927.632	7.030.150

Total net debt to equity ratio	0,57	0,42

The following chart shows a reconciliation between the financial liabilities and the statement of financial position as of September 30, 2012 and December 31, 2011:

	September 2012
Thousands of dollars	Current	Non Current	Total
Bonds obligations	359.876	3.053.657	3.413.533
Loans with banks	326.446	533.611	860.057
Financial Leasing	22.155	40.619	62.774
Government Loans	68	4.196	4.264
Swap and Forward	2.011	6.552	8.563
Other Financial Liabilities	710.556	3.638.635	4.349.191

Trades and Other Payables	474.949	0	474.949
Related party payables	11.819	0	11.819
Accounts Payable, Total	486.768	0	486.768

Financial Liabilities, Total	1.197.324	3.638.635	4.835.959

	December 2011
Thousands of dollars	Current	Non Current	Total
Bonds obligations	58.607	2.561.307	2.619.914
Loans with banks	185.818	407.523	593.341
Financial Leasing	46	69.806	69.852
Government Loans	0	0	0
Swap and Forward	4.521	24.835	29.356
Other Financial Liabilities	248.992	3.063.471	3.312.463

Trades and Other Payables	397.073	0	397.073
Related party payables	9.785	0	9.785
Accounts Payable, Total	406.858	0	406.858

Financial Liabilities, Total	655.850	3.063.471	3.719.321

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

Fair Value Financial Assets with Changes in Income and Loss (Trading)

Fair value financial assets with changes in income and loss are financial assets held for trading. Financial assets classified in this category are mainly acquired for sale in the short term. Derivatives are also classified as trading unless they are defined as hedging instruments. Assets in this category are classified as current assets and are recorded at fair value, with changes in value recognized in the income statement. These assets are held with the objective of maintaining adequate liquidity levels to meet the Company’s obligations.

The following table details Arauco’s financial assets at fair value with changes in income and loss:

	September 2012 ThU.S.$	December 2011 ThU.S.$	Period Variation

Fair value with changes in income and loss (negotiation)	167.536	155.751	8%
Mutual Funds	167.536	155.751	8%

Mutual Funds: Arauco invests in local mutual funds to maximize the profitability of cash flow surpluses in Chilean Pesos, or in international mutual funds in foreign currencies such as U.S. Dollars or Euros. These instruments are permitted under the Company’s Investment Policy. As of the date of these consolidated financial statements, the Company has decreased its position in this type of instrument by 8% as compared with December 2011.

The following chart shows the risk classification of mutual funds outstanding as of September 30, 2012 and December 31, 2011

	2012 Th.U.S.$	2011 Th.U.S.$
AAAfm	167.204	155.246
AAfm	332	505
Total Mutual Funds	167.536	155.751

Loans and Receivables

These are non-derivative financial assets with fixed or determinable payments. These instruments are not available for trading on non quoted market’s or otherwise. In the Consolidated Balance Sheet they are included in Cash and cash equivalent and Trades and Other Receivables.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

These assets are recorded at amortized cost using the effective interest method and are subject to impairment testing. Financial assets which comply with this definition are: cash and cash-equivalents, fixed term deposits, resale agreements, trades and other receivables current and non-current.

	September 2012 ThU.S.$	December 2011 ThU.S.$
Loans and Receivables	991.836	907.898
Cash and Cash Equivalents	202.741	160.150
Cash	87.345	31.624
Fixed Term Deposits	115.396	128.526
Financial instruments under resale agreements	0	0
Receivables (Net)	789.095	747.748
Trades and Other Notes receivables	664.473	645.602
Other Debtors	124.622	102.146

Cash and Cash Equivalents: Includes cash on hand, bank account balances, fixed term deposits and resale agreements. They are short-term investments that are readily convertible into cash, and are subject to an immaterial change in value.

The following table shows cash and cash equivalents (the balance of mutual funds is included in this note according to its valuation, as instrument to fair value through profit or loss) classified by currency of origin as of September 30, 2012 and December 31, 2011.

	09-30-2012 ThU.S.$	12-31-2011 ThU.S.$

Cash and Cash Equivalents	370.278	315.901
US Dollar	302.230	196.546
Euro	4.909	58.328
Other currencies	58.881	47.410
$ no adjustable	4.258	13.617

Fix Term Deposits and Resale Agreements: The objective of this instrument is to maximize short-term returns of cash. This instrument is authorized by Arauco’s Placement Policy, which establishes a mandate that allows investments in fixed income securities. In general, these instruments have a maturity period of less than ninety days.

Trades and Notes Receivable: These represent enforceable rights for Arauco resulting from the normal course of the business, namely, operation activity or corporate purposes.

Other Debtors: These correspond to receivables from sales, services or loans that are not considered within the normal course of the business.

Trades receivables are presented at net value, which means that they are presented net of bad debt estimates. This provision is determined when there is evidence that Arauco will not receive the payments agreed to in the original sales terms. These provisions are carried out when a customer files for and commences legal bankruptcy proceedings or is in default of payments, or when Arauco has exhausted all debt collection options within a reasonable period. These include telephone calls, e-mails and debt collection letters.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

Trades and account receivables, current and non-current by currencies as of September 30, 2012 and December 31, 2011

	09-30-2012 ThU.S.$	12-31-2011 ThU.S.$
Trades and account receivables, current	776.541	740.416
US Dollar	520.937	500.790
Euros	22.898	25.800
Other currencies	125.814	127.871
$ no adjustable	104.815	82.754
U.F.	2.077	3.201

Trades and account receivables, non-current	12.554	7.332
US Dollar	5.349	641
$ no adjustable	3.351	2.538
U.F.	3.854	4.153

The following table summarizes Arauco’s financial assets at closing balance:

	September 2012 ThU.S.$	December 2011 ThU.S.$
Financial Assets	1.159.372	1.063.649
Fair Value with changes in Income	167.536	155.751
Loans and receivables	991.836	907.898

Financial Liabilities Valued at Amortized Cost

These financial liabilities correspond to non-derivative instruments with contractual cash flow payments, which can either be fixed or subject to variable interest rates.

Also included in this category are non-derivative financial liabilities for services or goods delivered to Arauco at the closing date of this balance sheet that have not yet been paid. These amounts are not insured and are generally paid within thirty days after being recognized.

As of the closing date of the balance sheet, Arauco includes in this category obligations with banks and financial institutions, publicly issued bonds in U.S. Dollars and UF, creditors and other payables.

		September 2012	December 2011	September 2012	December 2011
	Currency	Amortized Cost ThU.S.$		Fair Value ThU.S.$
Total Financial Liabilities		4.815.576	3.680.180	5.050.449	3.885.834
Bonds Issued	U.S. Dollar	2.469.555	1.985.244	2.713.271	2.186.270
Bonds Issued	U.F.	943.978	634.670	962.777	653.561
Bank Loans	U.S. Dollar	793.508	574.665	769.040	561.476
Bank Loans	Other currencies	66.548	18.676	63.374	17.602
Government Loans	U.S. Dollar	4.264	0	4.264	0
Financial Leasing	Other currencies	952	1.468	952	1.468
Financial Leasing	$ no adjustable	1.350	0	1.350	0
Financial Leasing	UF	60.472	68.384	60.472	68.384
Trades and Other Payables	U.S. Dollar	107.757	73.995	107.757	73.995
Trades and Other Payables	Euro	10.894	43.392	10.894	43.392
Trades and Other Payables	Other currencies	74.850	43.471	74.850	43.471
Trades and Other Payables	$ no adjustable	279.040	232.893	279.040	232.893
Trades and Other Payables	UF	2.408	3.322	2.408	3.322

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

The disclosure of these liabilities at amortized cost in the Consolidated Balance Sheet as of September 30, 2012 and December 31, 2011

	Current ThU.S.$	September 2012 Non Current ThU.S.$	Total
Loans that accrue interest	708.545	3.632.082	4.340.627
Trades and Other Payables	474.949	0	474.949
Total Financial Liabilities	1.183.494	3.632.082	4.815.576

	Current ThU.S.$	December 2011 Non Current ThU.S.$	Total
Loans that accrue interest	244.471	3.038.636	3.283.107
Trades and Other Payables	397.073	0	397.073
Total Financial Liabilities	641.544	3.038.636	3.680.180

Fair Value Financial Liabilities with Changes in Income and Loss

As of the closing date of the balance sheet, Arauco held a swap exchange rate as a financial liability at fair value with changes in income and loss. This liability incurred a net decrease of 56%, generated mainly by a decrease in the horizon of the time in flows to be discounted.

	Fair value
	September 2012 ThU.S.$	December 2011 ThU.S.$	Period Variation
Fair value Financial Liabilities with changes in income and loss	1.592	3.612	-56%
Swap	1.592	3.612	-56%

A summary of Arauco’s financial liabilities at closing balance date is as follows:

Financial Liabilities	September 2012 ThU.S.$	December 2011 ThU.S.$
Total Financial Liabilities	4.824.140	3.709.536
Financial Liabilities at fair value with changes in income (negotiation)	1.592	3.612
Hedging Liabilities	6.972	25.744
Financial Liabilities Measured at Amortized Cost	4.815.576	3.680.180

Effect on Other Comprehensive Income

The following table details reconciliation of balances swap cash flow hedges presented in Comprehensive Income Statement:

	January -September		July - September
	2012 ThU.S.$	2011 ThU.S.$	2012 ThU.S.$	2011 ThU.S.$
Opening balance	(25.914)	(14.079)	0	0
Fair value variation	53.934	(60.084)	29.147	(66.965)
Covered bond exchange difference	(72.375)	43.859	(41.516)	54.828
Higher financial expense to incomes	4.128	5.300	1.493	2.113
Swaps liquidations	(5.557)	(5.898)	(2.692)	(2.616)
Tax	3.838	1.562	2.316	519
Closing balance	(41.946)	(29.340)	(11.252)	(12.121)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

Effect on Income

The following table details net income items and expenses recognized in income on financial instruments:

		Net Gain (loss)		Impairment
	Financial Instrument	09-30-2012 ThU.S.$	10-01-2011 ThU.S.$	09-30-2012 ThU.S.$	10-01-2011 ThU.S.$
Assets
At fair value with changes in income	Swap	2.020	4.377
	Forward	(4.758)	1.605
	Mutual Funds	362	1.072
	Total	(2.376)	7.054	—	—

Loans and Receivables	Fix terms deposits	5.913	11.756
	Repurchased agreements	391	196
	Trades and Other receivables	—	—	1.982	(3.304)
	Total	6.304	11.952	1.982	(3.304)

Hedges Instruments	Cash flow swap	(6.371)	(5.300)
	Total	(6.371)	(5.300)
Liabilities
At amortized cost	Bank loans	(9.609)	(6.852)
	Bond issued obligations	(117.775)	(128.338)
	Total	(127.384)	(135.190)	—	—

Fair Value Hierarchy

The assets and liabilities recorded at fair value in the Consolidated Balance Sheet dated September 30, 2012, have been measured based on the methodologies provided in IAS 39. The methodologies applied for each financial instrument are classified according to their hierarchy as follows:

•	Level I: Values or quoted prices in active markets for identical assets and liabilities.

•

Level II: Information (“Inputs”) from other sources than the quoted values of Level I, but observable in the market for assets and liabilities either directly (prices) or indirectly (derived from prices).

•	Level III: Inputs for assets or liabilities that are not based on observable market data.

	Fair Value
	September	Methodology Fair Value
Thousands of dollars	2012	Level I	Level II	Level III
Financial Assets Fair value
Swap (assets)	64.583	—	64.583	—
Forward	—	—	—	—
Mutual Funds	167.536	167.536	—	—
Provision of the guarantee	—	—	—	—
Financial Liabilities Fair value
Swap (liabilities)	8.144	—	8.144	—
Forward (liabilties)	420	—	420	—

Hedging Instruments

Hedging instruments registered as of as of September 30, 2012 correspond to cash flow hedges. Specifically, at the closing balance date, Arauco recorded exchange rate swaps resulting at fair value for a total of ThU.S.$ 64,583, an active position while in passive possessing has ThU.S.$ 6,552. These are presented in the Statement of Financial Position in the line other financial assets non-current an other financial liabilities non-current

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

respectively. There are also forward of ThU.S.$ 420, which is presented in the Consolidated Balance Sheet in Other current financial assets. Their effects in the present period are presented in Equity as Other comprehensive results, net of exchange rate and deferred taxes.

Nature of Risk

Arauco is exposed to variations in cash flows due to exchange rate risk, mainly resulting from having assets in U.S. Dollars and liabilities in UF (obligations to the public), which causes mismatches that could affect operating results.

Information on Swaps Assigned as Hedging

Hedging Swaps H Series Bond

Hedging Objective

In March 2009, Arauco placed a bond for 2,000,000 UF on the Chilean market with an annual 2.25% coupon and semi-annual interest payments (in March and September). This bond is amortized at the end of the period, with a prepayment option from March 1, 2011. The maturity date is March 1, 2014.

In order to avoid exchange rate risk, Arauco made two cross-currency swap contracts listed below:

1. Cross Currency Swap with Banco de Chile for 1,000,000 UF

With this swap, Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at a 2.25% annual rate, and pays semi-annual interest (in March and September) based on a notional amount of US$ 35,700,986.39 (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 4.99%. The market value amounts to ThU.S.$ 9,899 as of September 30, 2012. The maturity date of this Swap is March 1, 2014.

2. Cross Currency Swap with JPMorgan for 1,000,000 UF

With this contract, Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual rate of 2.25%, and pays semi-annual interest (in March and September) based on a notional amount of U.S.$ 35,281,193.28 (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 4.94%. The market value amounts to ThU.S.$ 10,372 as of September 30, 2012. The maturity date of this Swap is March 1, 2014.

Through a test of effectiveness, Arauco is able to validate that the instrument is highly effective within an acceptable range for the Company to eliminate exchange rate uncertainty in commitments that are subject of such hedging.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

Hedging Swaps F Series Bond

Hedging Objective

Arauco placed an F series bond in November 2008 and, March 2009 for an amount of 7,000,000 UF at an annual rate of 4.25% payable semi-annually. To mitigate the risk of exchange rate, Arauco made four cross-currency swap contracts that partially cover the bond amount fluctuations:

Contract 1: With this contract Arauco receives semi-annual interest payments (in April and October) based on a notional amount of 1,000,000 UF at an annual rate of 4.25%, and pays semi-annual interest (in April and October) based on a notional amount of U.S.$ 38.38 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.86%. The market value amounts to ThU.S.$ 7,131 as of September 30, 2012. This contract expires on October 30, 2014.

Contract 2: With this contract Arauco receives semi-annual interest payments (in April and October) based on a notional amount of 1,000,000 UF at an annual rate of 4.25%, and pays semi-annual interest (in April and October) based on a notional amount of U.S.$ 37.98 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.79%. The markets value amounts to ThU.S.$ 7,653 as of September 30, 2012. This contract expires on April 30, 2014.

Contract 3: With this contract Arauco receives semi-annual interest payments (in April and October) based on a notional amount of 1,000,000 UF at an annual rate of 4.25%, and pays semi-annual interest (in April and October) based on a notional amount of U.S.$ 37.98 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.8%. The markets value amounts to ThU.S.$ 7,644 as of September 30, 2012. This contract expires on October 30, 2014.

Contract 4: With this contract Arauco receives semi-annual interest payments (in April and October) based on a notional amount of 1,000,000 UF at an annual rate of 4.25%, and pays semi-annual interest (in April and October) based on a notional amount of U.S.$ 37.62 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.79%. The markets value amounts to ThU.S.$ 8,056 as of September 30, 2012. This contract expires on October 30, 2014.

Contract 5: With this contract Arauco receives semi-annual interest payments (in April and October) based on a notional amount of 1,000,000 UF at an annual rate of 4.25%, and pays semi-annual interest (in April and October) based on a notional amount of U.S.$ 38.42 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.62%. The markets value amounts to ThU.S.$ 7,309 as of September 30, 2012. This contract expires on October 30, 2014.

Contract 6: With this contract Arauco receives semi-annual interest payments (in April and October) based on a notional amount of UF 1,000,000 at a rate of 3.96% annually, and pays semi-annual interest (in April and October) based on a notional amount of U.S.$ 43.62 million (equivalent to UF 1,000,000 at the closing exchange rate of the contract) at a rate of 5.29%. The market value amounts to ThU.S.$ 1,145 as of September 30, 2012. This contract expires on October 30, 2021.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

Contract 7: With this contract Arauco receives semi-annual interest payments (in April and October) based on a notional amount of UF 1,000,000 at a rate of 4.21% annually, and pays semi-annual interest (in April and October) based on a notional amount of U.S.$ 43.62 million (equivalent to UF 1,000,000 at the closing exchange rate of the contract) at a rate of 5.23%. The market value amounts to ThU.S.$ 1,370 as of September 30, 2012. This contract expires on October 30, 2021.

Through a test of effectiveness, Arauco can validate that the above-detailed hedging instruments are highly effective within an acceptable range for the Company to eliminate exchange rate uncertainty for commitments that are subject of such hedging.

Hedging Swaps J Series Bond

Hedging Objective

Arauco placed a J series bond in September 2010 for an amount of 5,000,000 UF at an annual rate of 3.25% payable semi-annually. To mitigate the risk of exchange rate, Arauco made five cross-currency swap contracts that partially cover the bond amount fluctuations:

Contract 1: With this contract Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual rate of 3.25%, and pays semi-annual interest (in March and September) based on a notional amount of U.S.$ 42.86 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.20%. The market value amounts to ThU.S.$ -1,367 as of September 30, 2012. This contract expires on September 1, 2020.

Contract 2: With this contract Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual rate of 3.25%, and pays semi-annual interest (in March and September) based on a notional amount of U.S.$ 42.86 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.20%. The markets value amounts to ThU.S.$ -1,367 as of September 30, 2012. This contract expires on September 1, 2020.

Contract 3: With this contract Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual rate of 3.25%, and pays semi-annual interest (in March and September) based on a notional amount of U.S.$ 42.86 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.25%. The markets value amounts to ThU.S.$ -1,530 as of September 30, 2012. This contract expires on September 1, 2020.

Contract 4: With this contract Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual rate of 3.25%, and pays semi-annual interest (in March and September) based on a notional amount of U.S.$ 42.87 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.17%. The markets value amounts to ThU.S.$ -1,280 as of September 30, 2012. This contract expires on September 1, 2020.

Contract 5: With this contract Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual rate of 3.25%, and pays semi-annual interest (in March and September) based on a notional amount of U.S.$42.86 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.09%. The markets value amounts to ThU.S.$ -1,009 as of September 30, 2012. This contract expires on September 1, 2020.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

Through a test of effectiveness, Arauco can validate that the above-detailed hedging instruments are highly effective within an acceptable range for the Company to eliminate exchange rate uncertainty for commitments that are subject of such hedging.

Hedging Swaps E Series Bond

Hedging Objective

In November 2008 Arauco placed a series E bond for a total UF 1,000,000, with a coupon of 4.00%, payable semi-annually. To mitigate the risk of exchange rate Arauco performed a cross-currency swap contract, which fully covered the amount of the bond issued:

Contract 1: Arauco receives semi-annual interests (In April and October) based on a notional amount of UF 1,000,000 at a rate of 4.21% annually, and pays semi-annual interests (In April and October) based on a notional amount of U.S.$ 43.28 million (equivalent to UF 1,000,000 at the closing exchange rate of the contract) at a rate of 3.36%. The market value amounts to ThU.S.$ 3,591 as of September 30, 2012. This contract expires on October 30, 2014.

Through a test of effectiveness, Arauco can validate that the above-detailed hedging instruments are highly effective within an acceptable range for the Company to eliminate exchange rate uncertainty for commitments that are subject of such hedging.

Hedging Swaps P Series Bond

Hedging Objective

Arauco placed an P series bond in April 2012 for an amount of 5,000,000 UF at an annual rate of 4.00% payable semi-annually. To mitigate the risk of exchange rate, Arauco made four cross-currency swap contracts that partially cover the bond amount fluctuations:

Contract 1: With this contract Arauco receives semi-annual interest payments (in May and November) based on a notional amount of 1,000,000 UF at an annual rate of 3.96%, and pays semi-annual interest (in May and November) based on a notional amount of U.S.$ 46.47 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 4.39%. The market value amounts to ThU.S.$ 413 as of September 30, 2012. This contract expires on November 15, 2021.

Through a test of effectiveness, Arauco can validate that the above-detailed hedging instruments are highly effective within an acceptable range for the Company to eliminate exchange rate uncertainty for commitments that are subject of such hedging.

Hedging Strategy

Given that Arauco holds a high percentage of assets in U.S. Dollars, the Company needs to reduce its exchange rate risk as it has obligations in adjustable-rate Pesos. The aim of this swap is to eliminate exchange rate uncertainty, exchanging cash flows from adjustable-rate Pesos obligations generated by the above mentioned bonds, with U.S. Dollar cash flows (Arauco’s functional currency) at a fixed exchange rate and determined at the date of the contract execution.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

To summarize at September 30, 2012, the hedging instruments are as follows:

Company	Coverage Type	Risk	Classification	Type	Instrument	Fair value ThU.S.$	Type
Celulosa Arauco y Constitucón	Cash flow	Exchange rate	Financial Liabilities	bonds issued in UF	Swap BARAU - E	3.591	Cross Currency swap
Celulosa Arauco y Constitucón	Cash flow	Exchange rate	Financial Liabilities	bonds issued in UF	Swap BARAU - F	7.131	Cross Currency swap
Celulosa Arauco y Constitucón	Cash flow	Exchange rate	Financial Liabilities	bonds issued in UF	Swap BARAU - F	7.644	Cross Currency swap
Celulosa Arauco y Constitucón	Cash flow	Exchange rate	Financial Liabilities	bonds issued in UF	Swap BARAU - F	8.056	Cross Currency swap
Celulosa Arauco y Constitucón	Cash flow	Exchange rate	Financial Liabilities	bonds issued in UF	Swap BARAU - F	7.653	Cross Currency swap
Celulosa Arauco y Constitucón	Cash flow	Exchange rate	Financial Liabilities	bonds issued in UF	Swap BARAU - F	7.309	Cross Currency swap
Celulosa Arauco y Constitucón	Cash flow	Exchange rate	Financial Liabilities	bonds issued in UF	Swap BARAU - F	1.145	Cross Currency swap
Celulosa Arauco y Constitucón	Cash flow	Exchange rate	Financial Liabilities	bonds issued in UF	Swap BARAU - F	1.370	Cross Currency swap
Celulosa Arauco y Constitucón	Cash flow	Exchange rate	Financial Liabilities	bonds issued in UF	Swap BARAU - H	9.899	Cross Currency swap
Celulosa Arauco y Constitucón	Cash flow	Exchange rate	Financial Liabilities	bonds issued in UF	Swap BARAU - H	10.372	Cross Currency swap
Celulosa Arauco y Constitucón	Cash flow	Exchange rate	Financial Liabilities	bonds issued in UF	Swap BARAU - J	(1.367)	Cross Currency swap
Celulosa Arauco y Constitucón	Cash flow	Exchange rate	Financial Liabilities	bonds issued in UF	Swap BARAU - J	(1.367)	Cross Currency swap
Celulosa Arauco y Constitucón	Cash flow	Exchange rate	Financial Liabilities	bonds issued in UF	Swap BARAU - J	(1.530)	Cross Currency swap
Celulosa Arauco y Constitucón	Cash flow	Exchange rate	Financial Liabilities	bonds issued in UF	Swap BARAU - J	(1.280)	Cross Currency swap
Celulosa Arauco y Constitucón	Cash flow	Exchange rate	Financial Liabilities	bonds issued in UF	Swap BARAU - J	(1.009)	Cross Currency swap
Celulosa Arauco y Constitucón	Cash flow	Exchange rate	Financial Liabilities	bonds issued in UF	Swap BARAU - P	413	Cross Currency swap
Celulosa Arauco y Constitucón	Cash flow	Exchange rate	Financial Liabilities	bonds issued in UF	Forward EUR	(44)	Forward
Celulosa Arauco y Constitucón	Cash flow	Exchange rate	Financial Liabilities	bonds issued in UF	Forward EUR	(45)	Forward
Arauco Colombia	Cash flow	Exchange rate	Financial Liabilities	Forward	Forward Combian Peso	(48)	Forward
Arauco Colombia	Cash flow	Exchange rate	Financial Liabilities	Forward	Forward Combian Peso	(47)	Forward
Arauco Colombia	Cash flow	Exchange rate	Financial Liabilities	Forward	Forward Combian Peso	(209)	Forward
Arauco Colombia	Cash flow	Exchange rate	Financial Liabilities	Forward	Forward Combian Peso	(2)	Forward
Arauco Colombia	Cash flow	Exchange rate	Financial Liabilities	Forward	Forward Combian Peso	(24)	Forward

Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco’s policies on capital management have the objective of:

a)	Guaranteeing business continuity and normal operations in the long term;

b)	Providing all financing needs for new investments to achieve sustainable growth over time;

c)	Maintenance of an adequate capital structure considering all economic cycles that impact the business and the nature of the industry; and

d)	Maximizing the Company’s value, as well as providing an adequate return to shareholders.

Qualitative Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco determines and manages its capital structure based on its equity at book value plus its financial liabilities (bank borrowings and bonds).

Quantitative Information on Capital Management

Financial covenants of the Company are as follows:

Instrument	Amount at 09/30/2012 (ThU.S.$)	Amount at 12/31/2011 (ThU.S.$)	Interest Coverage >= 2.0x	Debt Level(1) <= 1.2x	Debt Level(2) <= 0.75x
Local Bonds	943,978	634,670	N/A	Ö	N/A
Forestal Río Grande S.A. Loan	43,406	69,440	Ö(3)	N/A	Ö(3)
Bilateral BBVA Bank Loan	168,017	216,426	Ö	Ö	N/A
Bilateral Scotiabank Loan	199,314	198,925	Ö	Ö	N/A
Other Loans	453,583	108,550	No Financial Covenants Required
Foreign Bonds	2,469,555	1,985,244	No Financial Covenants Required

N/A: Not applicable for the instrument

(1)	Debt Level (financial debt divided by: equity plus minority interest)
(2)	Debt Level (financial debt divided by: total assets)
(3)	Financial covenants on credits taken by Forestal Río Grande S.A. only apply to financial statements of that company

As of September 30, 2012 and December 31, 2011, Arauco has complied with all financial covenants.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

Debt instruments ratings as of September 30, 2012, are as follows:

Instrument	Standard & Poor’s (4)	Fitch Ratings (5)	Moody’s (4)	Feller Rate
Local bonds	—	AA	—	AA
Foreign bonds	BBB	BBB+	Baa2	—

(4)	Negative Outlook
(5)	At October, 2012, Fitch Rating downgraded to BBB the rating of Arauco and AA- for local scale.

Capital requirements are established based on the Company’s financial needs and on maintaining an adequate liquidity level and complying with financial covenants established in current debt contracts. The company manages its capital structure and makes adjustments based on the prevailing economic conditions in order to mitigate the risks associated with adverse market conditions, and based on opportunities that may arise to improve the Company’s level of liquidity.

Capital (in Thousands of U.S. Dollars) as of September 30, 2012 and December 31, 2011, are as follows:

Thousands of dollars	09-30-2012	12-31-2011
Equity	6.851.266	7.030.150
Bank loans	864.320	593.341
Financial leasing	62.774	69.852
Bonds	3.413.533	2.619.914

Capital	11.191.893	10.313.257

The nature of external capital requirements is determined by the obligation to maintain certain financial ratios that ensure compliance with either bank loans or bond payments, which provide guidelines on the capital ranges required for compliance with these requirements. Arauco has fulfilled all its external requirements.

Risk Management

Arauco’s financial securities are exposed to several financial risks: credit risk, liquidity risk and market risk (including exchange rate risks, interest rate risks and price risks). Arauco’s global risk management program focuses on financial market uncertainty and tries to minimize potential adverse effects on Arauco’s financial profitability.

Arauco’s financial risk management is overseen by the Financial Department. This department identifies, assesses and hedges financial risks in close collaboration with Arauco’s operational units.

Type of Risk: Credit Risk

Description

Credit risk refers to financial uncertainty at different time horizons concerning the fulfillment of obligations subscribed to by counterparties, at the time of exercising contract rights to receive cash or other financial assets on behalf of Arauco.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

Explanation of Risk Exposure and How These Risks Arise

Arauco’s exposure to credit risk is directly related to each of its customer’s individual capacities to fulfill their contractual commitments, reflected in commercial debtor accounts. Furthermore, credit risk also arises for assets that are in the hands of third parties such as fixed term deposits, agreements and mutual funds.

With regard to trade accounts receivables, as a policy, Arauco holds insurance policies for open account sales. These are intended to cover export sales from the Company, Aserraderos Arauco S.A., Paneles Arauco S.A. and Forestal Arauco S.A., as well as local sales of Arauco Distribución S.A., Arauco México S.A. de C.V., Arauco Wood Inc., Arauco Colombia S.A., Arauco Perú S.A. and Alto Paraná S.A. (and affiliates). Arauco works with Continental Credit Insurance Company (AA- agencies as Humphres and Fitch Ratings from April 04, 2012). Arauco do Brasil (Brazil) (and subsidiaries) local sales credits are insured with Euler Hermes Insurance Company (AA- Fitch Ratings from December 7, 2011). These insurance policies cover 90% of the invoice with no deductible.

In order to guarantee a credit line or an advanced payment to a supplier approved by the Credit Committee, Arauco holds several guarantees, such as mortgages, pledges, standby letters of credit, bank guarantee bonds, checks, promissory notes, consumption loans or any other guarantee that may be needed pursuant to each country’s legislation. Debt covered by this type of guarantee amounted to U.S.$ 144.87 million in September 2012. The guarantee procedure is regulated by Arauco’s Guarantee Policy, which controls accounting and reporting, maturity dates and value.

Guarantees Arauco Group

Guarantees Debtors	72.981.417,12	50,38%
Certificate of deposit	11%
Standby L/C	42%
Promissory notes	41%
Hipoteca	4%
Pledge	4%

Guarantees Creditor	71.885.459,03	49,62%
Certificate of deposit	47%
Standby L/C	47%
Promissory notes	5%
Pledge	1%

Total guarantee	144.866.876,15	100,00%

The Company’s maximum credit risk exposure is limited to the amortized cost value of the registered trade accounts receivable, at the date of this report, less the sales percentage insured by aforementioned credit insurance companies and by the guarantees provided to Arauco.

During the three first quarters of 2012, Arauco’s consolidated sales amounted to ThU.S.$ 3,078,379 that according to the agreed term of sales, 62.78% correspond to credit sales, 28.30% to sales with letters of credit, and 8.92 % to other classes of sales.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

As of September 30, 2012, Arauco’s Sales Debtors amounted to ThU.S.$ 654,402 that according to the agreed term of sales, 68.51% corresponded to credit sales, 26.87% to sales with letters of credit and 4.62% to other classes of sales, distributed among 1,803 clients. The client with the highest open account debt did not exceed 4.01% of total receivables at that date.

Arauco makes no loan refinancing or renegotiations with customers.

The receivables covered by the different insurance and guarantee policies reaches 97.73%, therefore, Arauco’s exposure portfolio is 2.27%.

Secured debt analysis Open Account	ThU.S.$	%
Total trade receivable Open Account	438.165	100,00%
debt secured(*)	437.054	97,48%
debt unsecured	1.111	0,25%

(*)	Secured Debt is defined as the portion of accounts receivable that is covered by a credit company or guarantees as stand-by, mortgage or guarantee bond (among others).

Accounts exposed to this type of risk are: trade receivable, financial lease debtors and other debtors.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

	September 2012 Th.U.S.$	December 2011 Th.U.S.$
Current Receivables

Trades and Notes Receivable	654.402	639.182
Financial lease debtors	2.040	3.261
Other Debtors	120.099	97.973
Net subtotal	776.541	740.416

Trades and Notes Receivable	672.126	658.925
Financial lease debtors	2.087	3.356
Other Debtors	125.161	102.951
Gross subtotal	799.374	765.232

Estimated Trades and Uncollectable Notes - Bad Debt	17.724	19.743
Estimated Financial leases	47	95
Estimated Miscellaneous - Bad debt	5.062	4.978
Subtotal Bad Debt	22.833	24.816

Non Current Receivables

Trades and Notes Receivable	6.292	579
Financial lease debtors	1.739	2.580
Other Debtors	4.523	4.173
Net Subtotal	12.554	7.332

Trades and Notes Receivable	6.292	579
Financial lease debtors	1.739	2.580
Other Debtors	4.523	4.173
Gross subtotal	12.554	7.332

Estimated Trades and Uncollectable Notes - Bad Debt	—	—
Estimated Financial leases	—	—
Estimated Miscellaneous - Bad debt	—	—
Subtotal Bad Debt	—	—

The following table shows the movement of the allowance for doubtful accounts at As of September 30, 2012 and December 31, 2011:

	09-30-2012 Th.U.S.$	12-31-2011 Th.U.S.$
Opening balance	24.816	21.333
Increase	84	6.352
Increase (decrease) by foreign exchange	(60)	38
Reverse provision	(2.006)	(2.907)
Closing balance	22.834	24.816

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

The Credit and Collections Department, which reports to the Financial Department, is responsible for minimizing receivables credit risk and supervising past due accounts. It is also responsible for the approval or rejection of credit limits for all sales. The standards and procedures governing the control and risk management of credit sales are set forth the Company’s Credit Policy.

For customer credit line approval and/or modification, all Arauco group companies must follow an established procedure. All Credit requests are entered into a Credit Evaluation model (EVARIE) where all available information is analyzed, including the credit line given by the credit insurance company. Subsequently, credit requests are approved or rejected by the internal committee of each company within the Arauco group considering the maximum amount authorized by the Credit Policy Department. If the credit line exceeds the maximum established amount, it is subsequently analyzed by the Corporate Committee. Credit lines are renewed on a yearly basis.

Sales with letters of credit are mainly from Asia and the Middle East. Credit assessments of the issuing banks are performed periodically, in order to obtain ratings made by the principal risk classification companies of country and world risk rankings, and of their financial position over the last five years. Depending on this evaluation, it is decided whether the issuing bank is approved or confirmation is requested.

All sales are controlled by a credit verification system that has set parameters to block orders from clients who have accumulated past due amounts of a defined percentage of the debt and/or clients who at the time of product delivery have exceeded their credit limit or whose credit has expired.

Of the total accounts receivable as of September 30, 2012, 86.95% is current, 9.48% is between 1 and 15 days past due, 0.41% is between 16 and 30 days past due, 0.28% is between 31 and 60 days past due, 0.21% is between 60 and 90 days past due, 0.01 % is between 91 and 180 days past due, and 2.46 % is more of 180 days past due, being the maximum distribution of credit for Arauco.

September 30, 2012

Accounts receivables in installments 2012

Days	Up to date	1 to 15	16 to 30	31 to 60	60 to 90	90 to 180	More than 180	Total
ThU.S.$	568,979	62,052	2,697	1,843	1,365	62	17,403	654,402
%	86.95	9.48	0.41	0.28	0.21	0.01	2.66	100%

December 31, 2012

Accounts receivables in installments 2011

Days	Up to date	1 to 15	16 to 30	31 to 60	60 to 90	90 to 180	More than 90	Total
ThU.S.$	560,879	50,827	10,169	994	2,921	4,943	9,028	639,761
%	87.67	7.94	1.59	0.16	0.46	0.77	1.41	100%

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

Arauco has recognized impairment over the last five years in the amount of U.S.$14.55 million which represents 0.081% of total sales during this period.

Sales debtor impairment as a

percentage of total sales

	2012	2011	2010	2009	2008	Last 5 years
Sales Debtors Impairment	0.022%	0.15%	0.01%	0.03%	0.16%	0.081%

The amount recovered by guarantee collections, insurance payments or any other credit enhancement during the three first quarters of 2012 amounts to ThU.S.$ 695.37, which represents 22.34% of the total impaired financial assets.

Explanation of any changes to risk exposure or changes in objectives, processes and policies regarding previous years’ risk management

In March 2009, Arauco implemented a Guarantee Policy in order to control accounting, valuation and expiration dates.

In June 2012, Arauco Group updated its Corporate Credit Policy.

Regarding the risk of fix term deposits, agreements and mutual funds, Arauco has a placement policy that minimizes the risk through guidelines for management of cash flow surpluses in low-risk institutions.

Currently there is an Uncollectable Debtors Provision Policy under IFRS for all the Arauco group companies.

Investment Policy:

Arauco has an Investment Policy that which identifies and limits financial instruments and companies in which Arauco and its subsidiaries are authorized to invest in, specifically, Celulosa Arauco y Constitución S.A.

The company’s Treasury Department is centralized with operations in Chile. The Head Office is responsible for carrying out investments, cash flow surplus investments, and short and long term debt subscriptions. Exceptions to this rule are specific investments made through other companies where authorization is required from the Chief Financial Officer.

With regard to financial instruments, the only permitted investments are fixed income investments and instruments with adequate liquidity. Each instrument has defined classifications and limits, which depend on duration and on the issuer.

With regard to intermediaries (such as banks, brokers dealers and mutual funds), a methodology is used with the objective of determining the relative risk level of each bank or entity’s financial position and debt and asset security using a point system that gives each subject entity a relative risk ranking. Arauco uses this system to define investment limits.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

The required records for evaluation of the various criteria are obtained from official Financial statements provided by the banks under evaluation and from the classification of in-effect short and long term debt securities, as defined by the controlling entity (the Superintendency of Banks and Financial Institutions) and used by risk classification companies authorized by the controlling entity, which in this case include Fitch Ratings Chile, Humphreys and Feller Rate.

Evaluated criteria are: Capital and Reserves, Current Ratio, Equity Share in Total Investments in Financial System, Capital Yield, Operational Income Net Profit Ratio, Debt / Capital Ratio and the Risk Classifications of each entity.

Any necessary exceptions regarding investment limits in each particular instrument or entity must have the authorization from Arauco’s Chief Financial Officer.

Type of Risk: Liquidity Risk

Description

This risk corresponds to Arauco’s ability to fulfill debt obligations at the time of expiration.

Explanation of Risk Exposure and How These Arise

Arauco’s exposure to liquidity risk is found mainly in its obligations to the public, banks and financial institutions, creditors and other payables. These may arise if Arauco is unable to meet net cash flow requirements, which sustain its operations under both normal and exceptional circumstances.

Explanation of Objectives, Policies and Processes for Risk Management, and Measurement Methods

The Financial Management Department constantly monitors the Company’s cash flow forecasts based on short and long term forecasts and available financing alternatives. In order to control the risk level of available financial assets, Arauco follows its investment policy.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

The following table shows the capital commitment of the main financial liabilities subject to liquidity risk, presented without discounting and grouped according to their maturity dates:

September 30, 2012 (1):

				Maturity							Total
Tax ID	Name	Currency	Name - country Loans with banks	0 to 1 month ThU.S.$	1 to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 3 Years ThU.S.$	3 to 5 Years ThU.S.$	5 to 7 Years ThU.S.$	More than 7 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Type of Amortización	Effective Rate%	Nominal Rate
—	Arauco Do Brasil S.A.	Real	Banco Alfa - Brasil	118	0	0	135	0	0	0	118	135	Monthly	7.20%	7.20%
—		Real	Banco Alfa - Brasil	132	0	0	55	0	0	0	132	55	Monthly	7.20%	7.20%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Banco BBVA - Estados Unidos	0	24,482	24,000	98,025	48,449	0	0	48,482	146,474	(i) semiannual; (k) semiannually from 2011	Libor 6 months + 0,2%	Libor 6 months + 0,2%
—	Arauco Do Brasil S.A.	Real	Banco HSBC- Brasil	49	0	0	0	121	0	0	49	121	Maturity	5.50%	5.50%
—	Arauco Do Brasil S.A.	Real	Banco Bradesco	160	0	0	0	370	0	0	160	370	Maturity	5.50%	5.50%
—	Arauco Do Brasil S.A.	Real	Banco do Brasil - Brasil	0	35	19	0	367	0	0	54	367	Maturity	8.70%	8.70%
—	Arauco Forest Brasil S.A.	Real	Banco Votorantim - Brasil	65	0	0	733	1,144	2,473	642	65	4,992	Monthly	9.80%	9.80%
—	Arauco Do Brasil S.A.	Real	Banco Votorantim - Brasil	174	0	0	0	192	0	0	174	192	Maturity	7.10%	7.10%
—	Arauco Do Brasil S.A.	Real	Banco Votorantim - Brasil	416	0	0	0	0	0	0	416	0	Monthly	11.25%	11.25%
—	Arauco Do Brasil S.A.	Real	Banco Votorantim - Brasil	66	0	0	0	0	0	0	66	0	Monthly	8.70%	8.70%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Banco Votorantim - Brasil	6	0	0	27	25	333	79	6	464	Maturity	3.30%	3.30%
—	Arauco Do Brasil S.A.	Real	Banco Itau -Brasil	62	0	0	0	130	0	0	62	130	Monthly	4.50%	4.50%
—	Arauco Do Brasil S.A.	Real	Banco Itau -Brasil	34	0	0	0	93	0	0	34	93	Maturity	5.50%	5.50%
—	Arauco Do Brasil S.A.	Real	Banco Itau -Brasil	259	0	0	0	769	0	0	259	769	Maturity	8.70%	8.70%
—	Arauco Forest Brasil S.A.	Real	Banco Itau -Brasil	260	0	0	0	586	0	0	260	586	Maturity	4.50%	4.50%
—	Arauco Forest Brasil S.A.	Real	Bndes Subcrédito A-E-I	0	21	0	0	0	0	6,753	21	6,753	Maturity	TJLP + 2,91%	TJLP + 2,91%
—	Arauco Forest Brasil S.A.	Real	Bndes Subcrédito B-F-J	0	13	0	0	0	0	4,053	13	4,053	Maturity	TJLP + 3,91%	TJLP + 3,91%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Bndes Subcrédito C-G-K	3	23	0	0	0	0	2,979	26	2,979	Maturity	Cesta Moedas +2,91%	Cesta Moedas +2,91%
—	Arauco Forest Brasil S.A.	Real	Bndes Subcrédito D-H-L	0	18	0	0	0	0	4,500	18	4,500	Maturity	TJLP + 5,11%	TJLP + 5,11%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank- Chile	0	0	218	202,979	0	0	0	218	202,979	Maturity	1.66%	1.66%
—	Alto Parana S.A.	U.S. Dollar	Banco Galicia- Argentina	0	8,304	0	0	0	0	0	8,304	0	Maturity	3.70%	3.70%
—	Alto Parana S.A.	U.S. Dollar	Banco Galicia- Argentina	0	0	5,555	0	0	0	0	5,555	0	Maturity	5.50%	5.50%
—	Alto Parana S.A.	U.S. Dollar	Citibank- Argentina	0	0	2,019	0	0	0	0	2,019	0	Maturity	4.50%	4.50%
—	Alto Parana S.A.	U.S. Dollar	Banco BBVA - Argentina	0	3,329	5,052	0	0	0	0	8,381	0	Maturity	4.25%	4.25%
—	Alto Parana S.A.	Argentine Pesos	Banco Galicia- Argentina	8,911	0	0	0	0	0	0	8,911	0	Maturity	16.60%	16.60%
—	Alto Parana S.A.	Argentine Pesos	Banco Macro- Argentina	8,908	0	0	0	0	0	0	8,908	0	Maturity	16.50%	16.50%
—	Arauco Do Brasil S.A.	Real	Fundo de Desenvolvimiento Econom. - Brasil	67	0	0	0	220	0	0	67	220	Monthly	0.00%	0.00%
76.721.630-0	Forestal Rio Grande S.A.	U.S. Dollar	J.P.Morgan - Estados Unidos	9,224	0	25,713	17,197	0	0	0	34,937	17,197	Quarterly	Libor 3 months + 0,375%	Libor 3 months + 0,375%

			Total	28,914	36,225	62,576	319,151	52,466	2,806	19,006	127,715	393,429

				Maturity							Total
Tax ID	Name	Currency	Name-country Bonds obligation	0 to 1 month ThU.S.$	1 to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 3 Years ThU.S.$	3 to 5 Years ThU.S.$	5 to 7 Years ThU.S.$	More than 7 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Type of Amortización	Effective Rate%	Nominal Rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-E	0	0	15,050	23,192	0	0	0	15,050	23,192	(i) semiannual; (k) Maturity	4.02%	3.96%
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-F	0	0	2,212	27,220	27,220	27,220	374,084	2,212	455,744	(i) semiannual; (k) Maturity	4.24%	4.21%
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-H	0	673	0	91,768	0	0	0	673	91,768	(i) semiannual; (k) Maturity	2.40%	2.24%
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-J	0	2,423	0	20,866	20,866	20,866	240,904	2,423	303,502	(i) semiannual; (k) Maturity	3.23%	3.22%
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-P	0	0	1,117	18,310	18,310	18,310	297,649	1,117	352,579	(i) semiannual; (k) Maturity	3.96%	3.96%
—	Alto Paraná S.A.	U.S. Dollar	Bono 144 A - Argentina	0	0	1,004	34,425	301,868	0	0	1,004	336,293	(i) semiannual; (k) Maturity	6.39%	6.38%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 2019	15,205	0	0	72,500	72,500	72,500	512,663	15,205	730,163	(i) semiannual; (k) Maturity	7.26%	7.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 2a Emisión	0	2,734	0	18,750	18,750	129,333	0	2,734	166,833	(i) semiannual; (k) Maturity	7.50%	7.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 5a Emisión	7,303	0	0	307,191	0	0	0	7,303	307,191	(i) semiannual; (k) Maturity	5.14%	5.13%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 6a Emisión	0	0	4,047	409,929	0	0	0	4,047	409,929	(i) semiannual; (k) Maturity	5.64%	5.63%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2021	8,889	0	0	40,000	40,000	40,000	433,257	8,889	553,257	(i) semiannual; (k) Maturity	5.02%	5.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2022	11,215	0	0	47,500	47,500	47,500	558,409	11,215	700,909	(i) semiannual; (k) Maturity	4.77%	4.75%

			Total	42,612	5,830	23,430	1,111,651	547,014	355,729	2,416,966	71,872	4,431,360

				Vencimientos							Total
Tax ID	Name	Currency	Name-country Lease	0 to 1 month ThU.S.$	1 to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 3 Years ThU.S.$	3 to 5 Years ThU.S.$	5 to 7 Years ThU.S.$	More than 7 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Type of Amortización	Effective Rate%	Nominal Rate
82.152.700-7	Bosques Arauco S.A.	UF	Banco Santander	6	6	0	0	0	0	0	12	0	Monthly	4.50%	4.50%
85.805.200-9	Forestal Celco S.A.	UF	Banco Santander	0	0	0	11,558	1,212	0	0	0	12,770	Monthly	—	—
82.152.700-7	Bosques Arauco S.A.	UF	Banco Santander	0	0	0	1,503	0	0	0	0	1,503	Monthly	—	—
96.567.940-5	Forestal Valdivia S.A.	UF	Banco Santander	0	0	0	1,550	223	0	0	0	1,773	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	UF	Banco de Chile	0	0	0	23,416	7,533	2	0	0	30,951	Monthly	—	—
82.152.700-7	Bosques Arauco S.A.	UF	Banco de Chile	0	0	0	3,265	339	0	0	0	3,604	Monthly	—	—
96.567.940-5	Forestal Valdivia S.A.	UF	Banco de Chile	0	0	0	2,292	348	0	0	0	2,640	Monthly	—	—
82.152.700-7	Bosques Arauco S.A.	UF	Banco BBVA	0	0	0	7,781	3,501	7	0	0	11,289	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	Chilean Pesos	Banco Santander	0	0	0	61	31	0	0	0	92	Monthly	—	—
82.152.700-7	Bosques Arauco S.A.	Chilean Pesos	Banco Santander	0	0	0	83	11	0	0	0	94	Monthly	—	—
96.567.940-5	Forestal Valdivia S.A.	Chilean Pesos	Banco Santander	0	0	0	228	0	0	0	0	228	Monthly	—	—
82.152.700-7	Bosques Arauco S.A.	Chilean Pesos	Banco de Chile	0	0	0	323	109	0	0	0	432	Monthly	—	—
96.567.940-5	Forestal Valdivia S.A.	Chilean Pesos	Banco de Chile	0	0	0	443	98	0	0	0	541	Monthly	—	—

			Total	6	6	0	52,503	13,405	9	0	12	65,917

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

December 31, 2011 (1):

				Maturity							Total
Tax ID	Name	Currency	Name-country Loans with banks	0 to 1 month ThU.S.$	1 to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 3 Years ThU.S.$	3 to 5 Years ThU.S.$	5 to 7 Years ThU.S.$	More than 7 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Type of Amortización	Effective Rate%	Nominal Rate
—	Arauco Do Brasil S.A.	Real	Banco Alfa - Brasil	127	—	—	207	—	—	—	127	207	Monthly	TJLP + 1,2%	TJLP + 1,2%
—	Arauco Do Brasil S.A.	Real	Banco Alfa - Brasil	143	—	—	139	—	—	—	143	139	Monthly	TJLP + 1,2%	TJLP + 1,2%
			Banco BBVA - Estados Unidos	—	24,426	24,000	98,501	72,795	—	—	48,426		(i) semiannual; (k) semiannually
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar										171,296	from 2011	Libor 6 months + 0,2%	Libor 6 months + 0,2%
—	Industrias Forestales S.A.	U.S. Dollar	Banco BBVA - Argentina	—	—	10,016	—	—	—	—	10,016	—	Maturity	0.95%	0.95%
—	Arauco do Brasil S.A.	Real	Banco HSBC- Brasil	53	—	—	—	157	—	—	53	157	Maturity	5.50%	5.50%
—	Arauco do Brasil S.A.	Real	Banco Bradesco	173	—	—	—	484	—	—	173	484	Maturity	5.50%	5.50%
—	Arauco do Brasil S.A.	Real	Banco do Brasil - Brasil	4,419	—	—	—	—	—	—	4,419	—	Maturity	6.75%	6.75%
—	Arauco Forest Brasil S.A.	Real	Banco Votorantim - Brasil	70	—	—	733	1,218	2,765	714	70	5,430	Monthly	TJLP + 3,80%	TJLP + 3,80%
—	Arauco Do Brasil S.A.	Real	Banco Votorantim - Brasil	189	—	—	94	—	—	—	189	94	Maturity	TJLP + 1,10%	TJLP + 1,10%
—	Arauco Do Brasil S.A.	Real	Banco Votorantim - Brasil	3,124	—	—	—	—	—	—	3,124	—	Monthly	11.25%	11.25%
	Arauco Do Brasil S.A.	Real	Banco Votorantim - Brasil	—	25	20	—	242	—	—	45	242	Monthly	8.70%	8.70%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Banco Votorantim - Brasil	6	—	—	26	82	282	80	6	470	Maturity	3.30%	3.30%
—	Arauco do Brasil S.A.	Real	Banco Itau -Brasil	67	—	—	—	174	—	—	67	174	Monthly	4.50%	4.50%
—	Arauco do Brasil S.A.	Real	Banco Itau -Brasil	37	—	—	—	119	—	—	37	119	Maturity	5.50%	5.50%
—	Arauco do Brasil S.A.	Real	Banco Itau -Brasil	280	—	—	—	966	—	—	280	966	Maturity	8.70%	8.70%
—	Arauco Forest Brasil S.A.	Real	Banco Itau -Brasil	281	—	—	—	771	—	—	281	771	Maturity	4.50%	4.50%
—	Arauco Forest Brasil S.A.	Real	Banco Santander- Brasil	2,789	—	—	—	—	—	—	2,789	—	Maturity	6.75%	6.75%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Banco Estado- Chile	50,086	—	—	—	—	—	—	50,086	—	Maturity	0.93%	0.93%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank- Chile	20,025	—	—	—	—	—	—	20,025	—	Maturity	0.37%	0.37%
	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank- Chile	—	—	212	204,272	—	—	—	212	204,272	Maturity	1.59%	1.59%
—	Industrias Forestales S.A.	U.S. Dollar	Banco Galicia- Argentina	—	5,013	—	—	—	—	—	5,013	—	Maturity	1.10%	1.10%
	Industrias Forestales S.A.	U.S. Dollar	Citibank- Argentina	—	—	5,010	—	—	—	—	5,010	—	Maturity	1.00%	1.00%
—	Arauco do Brasil S.A.	Real	Fundo de Desenvolvimiento Econom. - Brasil	72	—	—	—	—	264	—	72	264	Monthly	0%	0%
76.721.630-0	Forestal Rio Grande S.A.	U.S. Dollar	J.P.Morgan - Estados Unidos	9,442	—	25,713	34,478	—	—	—	35,155	34,478	Quarterly	Libor 3 months + 0,375%	Libor 3 months + 0,375%

			Total	91,383	29,464	64,971	338,450	77,008	3,311	794	185,818	419,563

				Maturity							Total
Tax ID	Name	Currency	Name-country Bonds obligation	0 to 1 month ThU.S.$	1 to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 3 Years ThU.S.$	3 to 5 Years ThU.S.$	5 to 7 Years ThU.S.$	More than 7 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Type of Amortización	Effective Rate%	Nominal Rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-E	—	—	14,370	29,664	—	—	—	14,370	29,664	(i) semiannual; (k) Maturity	4.02%	4.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-F	—	—	2,107	25,283	25,283	25,283	359,903	2,107	435,752	(i) semiannual; (k) Maturity	4.24%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-H	—	640	—	88,171	—	—	—	640	88,171	(i) semiannual; (k) Maturity	2.40%	2.25%
93.458.000-2	Celulosa Arauco y Constitución S.A.	UF	Barau-J	—	2,308	—	19,381	19,381	19,381	233,876	2,308	292,019	(i) semiannual; (k) Maturity	3.23%	3.22%
—	Alto Paraná S.A.	U.S. Dollar	Bono 144 A - Argentina	—	—	1,004	34,425	34,425	275,789	—	1,004	344,639	(i) semiannual; (k) Maturity	6.39%	6.38%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 2019	15,205	—	—	72,500	72,500	72,500	530,405	15,205	747,905	(i) semiannual; (k) Maturity	7.26%	7.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 2a Emisión	—	2,734	—	18,750	18,750	133,987	—	2,734	171,487	(i) semiannual; (k) Maturity	7.50%	7.50%
93.458.000-1 .	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 5a Emisión	7,303	—	—	314,631	—	—	—	7,303	314,631	(i) semiannual; (k) Maturity	5.14%	5.13%
93.458.000-1 .	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 6a Emisión	—	—	4,047	41,625	378,412	—	—	4,047	420,037	(i) semiannual; (k) Maturity	5.64%	5.63%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2021	—	8,889	—	40,000	40,000	40,000	442,850	8,889	562,850	(i) semiannual; (k) Maturity	5.02%	5.00%

			Total	22,508	14,571	21,528	684,430	588,751	566,940	1,567,034	58,607	3,407,155

				Maturity							Total
Tax ID	Name	Currency	Name-country Lease	0 to 1 month ThU.S.$	1 to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 3 Years ThU.S.$	3 to 5 Years ThU.S.$	5 to 7 Years ThU.S.$	More than 7 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Type of Amortización	Effective Rate%	Nominal Rate
82.152.700-7	Bosques Arauco S.A.	UF	Banco Santander Chile - 97.036.000-k	6	12	28	0	0	0	0	46	—	Monthly	4.50%	4.50%
85.805.200-9	Forestal Celco S.A.	UF	Banco Santander	0	0	0	13,086	0	0	0	0	13,086	Monthly	—	—
82.152.700-7	Bosques Arauco S.A.	UF	Banco Santander	0	0	0	2,040	0	0	0	0	2,040	Monthly	—	—
96.567.940-5	Forestal Valdivia S.A.	UF	Banco Santander	0	0	0	2,495	1	0	0	0	2,496	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	UF	Banco de Chile	0	0	0	33,446	492	0	0	0	33,938	Monthly	—	—
82.152.700-7	Bosques Arauco S.A.	UF	Banco de Chile	0	0	0	4,079	0	0	0	0	4,079	Monthly	—	—
96.567.940-5	Forestal Valdivia S.A.	UF	Banco de Chile	0	0	0	2,978	0	0	0	0	2,978	Monthly	—	—
82.152.700-7	Bosques Arauco S.A.	UF	Banco BBVA	0	0	0	9,417	205	0	0	0	9,622	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	Chilean Pesos	Banco Santander	0	0	0	99	0	0	0	0	99	Monthly	—	—
82.152.700-7	Bosques Arauco S.A.	Chilean Pesos	Banco Santander	0	0	0	104	0	0	0	0	104	Monthly	—	—
96.567.940-5	Forestal Valdivia S.A.	Chilean Pesos	Banco Santander	0	0	0	301	0	0	0	0	301	Monthly	—	—
82.152.700-7	Bosques Arauco S.A.	Chilean Pesos	Banco de Chile	0	0	0	469	0	0	0	0	469	Monthly	—	—
96.567.940-5	Forestal Valdivia S.A.	Chilean Pesos	Banco de Chile	0	0	0	594	0	0	0	0	594	Monthly	—	—

			Total	6	12	28	69,108	698	0	0	46	69,806

(1)	Arauco’ politics considered to meet with all Accounts payable related to or third parties (see Note 13), no later than 30 days.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

Guarantees given

As of the date of these financial statements, Arauco holds about U.S.$ 33 million as financial assets passed to third parties (beneficiaries), as a direct guarantee. If Arauco does not meet its obligation, the beneficiaries can seek relief under the warranty.

As of September 30, 2012, the assets covered by an indirect guarantee amounted to U.S.$ 707 million. In contrast to the direct guarantees, indirect guarantees are given to secure the obligation assumed by a third party.

On September 29, 2011, Arauco signed a Security Agreement under which it awarded a joint and not several guarantee limited to 50% of the obligations of the Uruguayan companies (joint ventures) Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A., under the IDB Facility Agreement in the amount of U.S.$ 454,000,000 and the Finnevera Guaranteed Facility Agreement in the amount of U.S.$ 900,000,000. Both loan agreements were signed with the International Development Bank. Such guarantee is reflected in the table below, under indirect guarantees.

Direct and indirect guarantees granted by Arauco:

DIRECT

Subsidiary reporting	Guarantee	Involved assets	Currency	ThU.S.$	Creditor of the guarantee
Aserraderos Arauco S.A.	Guarantee Letter	—	Chilean Pesos	30	Servicio Nacional de Aduanas
Forestal Celco S.A.	Guarantee Letter	—	Chilean Pesos	179	Sociedad Forestal S.A.
Arauco Forest do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	85	Banco Itaú BBA S.A.
Arauco Forest do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	431	Banco Itaú BBA S.A.
Arauco Forest do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	167	Banco Itaú BBA S.A.
Arauco Forest do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	473	Banco Itaú BBA S.A.
Arauco Forest do Brasil S.A.	Guarantee Letter	—	US Dollar	4.435	Banco Votorantim S.A.
Arauco Forest do Brasil S.A.	Mortgage Industrial Plant of Jaguariaíva of ADB	—	US Dollar	17.945	BNDES
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	526	Banco Alfa S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	465	Banco Alfa S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	691	Banco Votorantim S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	262	Banco Votorantim S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	631	Banco Bradesco S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	217	Banco HSBC Bank Brasil S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	280	Banco Itaú BBA S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	1.438	Banco Itaú BBA S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	152	Banco Itaú BBA S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	729	Banco do Brasil S.A.
Arauco do Brasil S.A.	Guarantee Letter	Property, plant and equipment	US Dollar	1.914	Tradener Ltda
Arauco do Brasil S.A.	Equipment	—	US Dollar	323	Banco Votorantim S.A.
Arauco Bioenergía S.A.	Guarantee Letter	—	Chilean Pesos	925	Minera Escondida Ltda
Arauco Bioenergía S.A.	Guarantee Letter	—	Chilean Pesos	254	Minera Spence S.A

		Total		32.553

INDIRECT

Subsidiary reporting	Guarantee	Involved assets	Currency	ThU.S.$	Creditor of the guarantee
Celulosa Arauco y Constitución S.A.	suretyship not supportive and cumulative	—	US Dollar	437.440	Join Ventures-Uruguay
Celulosa Arauco y Constitución S.A.	Full Guarantee	—	US Dollar	270.000	Alto Paraná (tenedores bonos 144 A)

		Total		707.440

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

Type of Risk: Market Risk – Exchange Rate

Description

This risk arises from the probability of being affected by losses from fluctuations in exchange rate in currencies in which assets and liabilities are denominated, in a functional currency different than the one defined by Arauco.

Explanation of Risk Exposures and How these Arise

Arauco is exposed to the risk of U.S. Dollar (functional currency) fluctuations for sales, purchases and obligations in other currencies, such as the Chilean Peso, Euro, Brazilian Real or others. In the case of significant exchange rate variations, the Chilean Peso is the currency that represents the main risk.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco performs sensitivity analyses to measure the effect of this variable on EBITDA and Income.

Sensitivity analysis considers a variation of +/- 10% of the exchange rate as of September 30, 2012 over the Chilean Peso. This fluctuation range is considered possible given current market conditions at the closing date. With all other variables at a constant rate, a U.S. Dollar exchange rate variation of +/- 10% in relation to the Chilean Peso would mean an EBITDA an annual variation of +/- 0.01% (equivalent to ThU.S.$ 90), on the income after tax and +/- 1.62% (equivalent to ThU.S.$ 2,735) and 0.04% on equity (equivalent to ThU.S.$ 2,735).

The main financial instrument subject to the risk in exchange rate corresponds to local bonds issued in UF and are not covered by the swaps described in coverage chapter.

	September	December
	2012	2011
Bonds Issued in UF (P Series) (*)	4.000.000	—

Additionally, a sensitivity analysis is carried out assuming a variation of +/- 10% in the closing exchange rate on the Brazilian real, which is considered a possible range of fluctuation given the market conditions at the balance sheet date. With all the other variables constant, a variation of +/- 10% in the exchange rate of the dollar on the Brazilian real would mean a variation on the net income after tax +/- 0.86% (equivalent to ThU.S.$ 469) and a change on the heritage of +/- 0.01% (equivalent to ThU.S.$ 469).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

Type of Risk: Market Risk – Interest rate

Description

This risk refers to the sensitivity of the value of financial assets and liabilities in terms of interest rate fluctuations.

Explanation of Risk Exposure and How These Arise

Arauco is exposed to risks due to interest rate fluctuations for obligations to the public, banks and financial institutions and financial instruments that accrue interest at a variable rate.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco completes its risk analysis by reviewing its exposure to changes in interest rates. As of September 30, 2012, 13.3% of the Company’s bonds and bank loans bear interest at variable rates. A change of +/- 10% interest rate, is considered a possible range of fluctuation. Such market conditions would affect the income after tax at rate of +/- 0.07% (equivalent to ThU.S.$ 118) and +/- 0.002% (equivalent to ThU.S.$ 118) on equity.

Thousands of dollars	September 2012	Total

Fixed rate	3.761.723	86,7%
Bonds issued	3.413.533
Loans with Banks (*)	281.152
Government Loans	4.264
Financial leasing	62.774
Variable rate	578.904	13,3%
Bonds issued	0
Loans with Banks	578.904
Total	4.340.627	100,0%

Thousands of dollars	December 2011	Total
Fixed rate	2.864.494	87,2%
Bonds issued	2.619.914
Loans with Banks (*)	174.728
Government Loans	0
Financial leasing	69.852
Variable rate	418.613	12,8%
Bonds issued	0
Loans with Banks	418.613
Total	3.283.107	100,0%

(*)	Include bank loans to Floating rates with swap to a fixed rate.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

Type of Risk: Market Risk – Price of Pulp

Description

Pulp price is determined by world and regional market conditions. Prices fluctuate based on demand, production capacity, commercial strategies adopted by large-scale forestry companies, pulp and paper producers and by the availability of substitutes.

Explanation of Risk Exposure and How These Arise

Pulp prices are reflected in operational sales and directly affect the net income for the period.

As of September 30, 2012, operational income due to pulp sales accounted for 44.6% of total sales. Pulp prices are fixed on a monthly basis in accordance with the market. Forward contracts or other financial instruments are not used for pulp sales.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

This risk is approached in different ways. Arauco has a team of specialists who perform periodic market and competition analyses, providing tools to analyze and evaluate trends and adjust forecasts. Similarly, Arauco performs price financial sensitivity analysis in order to take the necessary safeguards to confront different scenarios in the best possible manner.

Sensitivity analysis considers a variation of +/- 10% in the average pulp price, a possible fluctuation range given current market conditions at the date of the closing balance. With all other variables constant, a variation of +/- 10% in the average pulp price would mean an EBITDA annual variation of +/- 33.43% (equivalent to U.S.$ 99 million), on the income after tax and +/- 28.96% (equivalent to U.S.$ 159 million) and +/- 1.72% (equivalent to U.S.$ 135 million) on equity.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

NOTE 24. OPERATING SEGMENTS

Following below are the main products that provide ordinary income for each operational segment:

•	Pulp: The main products sold by this department are long fiber bleached pulp (BSKP), short fiber bleached pulp (BHKP), long fiber raw pulp (UKP), and pulp fluff.

•	Panels: The main products sold in this area are plywood panels, MDF panels (medium density fiberboard), Hardboard Panels, PB Panels (agglomerated) and MDF Moldings.

•	Sawn Timber: The range of products sold by this business unit includes different sizes of sawn wood and remanufactured products such as moldings, precut pieces and finger joints, among others.

•

Forestry: This area produces and sells sawn logs, pulpable logs, posts and chips made from owned forests of Radiata and Taeda pine, eucalyptus globulus and nitens forests. Additionally, the Company purchases logs and woodchip from third parties, which it sells to its other business areas.

Pulp

The Pulp business unit uses wood exclusively from pine and eucalyptus plantations for the production of different classes of wood cellulose or pulp. Bleached pulp is mainly used as raw material for producing printing and writing paper, as well as toilet paper and high quality wrapping paper. Unbleached pulp is used to produce packing paper, filters, fiber cement products, dielectric paper and others. On the other hand fluff pulp is mainly used in the production of diapers and female hygiene products.

Arauco has six plants, five in Chile and one in Argentina, and they have a total production capacity of approximately 3.2 million tons per year. Pulp is sold in more than 40 countries, mainly in Asia and Europe.

Panels

The Panels business unit produces a wide range of panels products and several kinds of moldings aimed at the furniture, decoration and construction industries. In its 14 industrial plants, 3 in Chile, 2 in Argentina, 2 in Brazil, and 7 plants distributed in USA and Canadá. the Company has a total annual production capacity of 5.8 million cubic meters of plywood, PBO, MDF, Hardboards and moldings.

Sawn Timber

The Sawn Timber business unit produces a wide range of wood and remanufactured products with different kinds of uses and appearances, which include a wide variety of uses in the furniture, packing, construction and refurbishing industries.

With 9 saw mills in operation, 8 in Chile and 1 in Argentina, the Company has a production capacity of 2.3 million cubic meters of sawn wood.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

Furthermore, the company has 5 remanufacturing plants, 4 in Chile and 1 in Argentina. These plants reprocess sawn wood and produce high quality remanufactured products, such as finger joint and solid moldings as well as precut pieces. These products are sold in more than 28 countries.

Forestry

The Forestry Division is Arauco’s core business. It provides raw material for all products manufactured and sold by the Company. By directly controlling the growth of the forests to be processed, Arauco guarantees itself quality wood for each of its products.

Arauco holds forestry assets distributed throughout Chile, Argentina and Brazil, reaching 1.6 million hectares, of which 939 thousand hectares are used for plantations, 390 thousand hectares for native forests, 146 thousand hectares for other uses and 78 thousand hectares are to be planted. Arauco’s principal plantations consist of radiata and taeda pine and in lesser degree of eucalyptus. These are species that have fast growth rates and short harvest cycles compared with other long fiber commercial woods.

Additionally, Arauco owns a forestry asset of 134 thousand hectares in Uruguay through a joint venture with Stora Enso, which is presented under Investment in associates and accounted for the equity method (see Note 15 and 16).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

Summary financial information of assets, liabilities, income and results at the end of each period:

Period ended September 30, 2012	Pulp	Sawn timber	Forestry	Panels	Others	Corporate	Sub Total	Elimination	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$

Income due to ordinary activities from external customers	1,473,666	557,254	115,506	907,883	24,070	0	3,078,379	0	3,078,379
Ordinary activity income among segments	31,007	11	732,680	10,254	22,913	0	796,865	(796,865)	0

Financial income	0	0	0	0	0	12,862	12,862	0	12,862
Financial costs	0	0	0	0	0	(148,451)	(148,451)	0	(148,451)
Financial costs, net	0	0	0	0	0	(135,589)	(135,589)	0	(135,589)

Depreciation and amortizations	112,237	16,257	8,296	34,262	3,222	2,041	176,315	0	176,315
Sum of significant income accounts	6,188	0	171,564	35,964	0	0	213,716	0	213,716
Sum of significant expense accounts	0	7,880	2,907	15,639	0	0	26,426	0	26,426

Income (loss) of each specific segment	237,570	63,410	51,044	110,091	-1,003	(402,323)	58,789	0	58,789

Company equity in profit and loss of associates and joint ventures through equity method

Associates	0	0	0	0	0	16,194	16,194	0	16,194
Joint ventures	(4,574)	0	(17,160)	(304)	0	1,178	(20,860)	0	(20,860)

Income tax expense	0	0	0	0	0	(162,079)	(162,079)	0	(162,079)

Non-monetary asset disbursements of the segment

Acquisition of property, plant and equipment and biological assets	123,328	35,697	107,980	258,949	280	927	527,161	0	527,161
Acquisition and contribution of investments in associates and joint venture	79,390	0	822	3,713	0	13,490	97,415	0	97,415

Nationality of Ordinary Income
Ordinary income (Chilean companies)	1,318,489	511,238	71,636	528,270	562	0	2,430,195	0	2,430,195
Ordinary income - foreign (Foreign companies)	155,177	46,016	43,870	379,613	23,508	0	648,184	0	648,184
Total Ordinary Income	1,473,666	557,254	115,506	907,883	24,070	0	3,078,379	0	3,078,379

Period ended September 30, 2012	Pulp	Sawn timber	Forestry	Panels	Others	Corporate	Sub Total	Elimination	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Segment assets	4,281,938	634,159	5,460,910	2,070,578	42,559	978,441	13,468,585	(24,377)	13,444,208
Investments accounted through equity method
Associates	0	0	212,675	5,852	0	138,939	357,466	0	357,466
Joint Ventures	314,988	0	312,196	0	0	23,031	650,215	0	650,215
Segment liabilities	222,943	67,678	139,090	288,447	10,946	5,787,472	6,516,576	0	6,516,576

Nationality of Non-current assets
Chile	2,719,917	332,546	3,591,719	454,122	13	398,355	7,496,672	1,106	7,497,778
Foreign	777,119	22,376	1,402,175	1,036,755	30,364	119,015	3,387,804	0	3,387,804
Non-current assets, Total	3,497,036	354,922	4,993,894	1,490,877	30,377	517,370	10,884,476	1,106	10,885,582

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

Period ended September 30, 2011	Pulp	Sawn timber	Forestry	Panels	Others	Corporate	Sub Total	Elimination	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$

Income due to ordinary activities from external customers	1,662,132	554,307	116,415	987,322	18,341	0	3,338,517	0	3,338,517
Ordinary activity income among segments	28,264	45	669,631	14,920	22,368	0	735,228	(735,228)	0

Financial income	0	0	0	0	0	21,119	21,119	0	21,119
Financial costs	0	0	0	0	0	(151,372)	(151,372)	0	(151,372)
Financial costs, net	0	0	0	0	0	(130,253)	(130,253)	0	(130,253)

Depreciation and amortizations	104,131	6,103	2,786	10,169	1,155	686	125,030	0	125,030
Sum of significant income accounts	0	0	127,674	35,964	0	0	163,638	0	163,638
Sum of significant expense accounts	6,196	3,025	324	1,209	0	0	10,754	0	10,754

Income (loss) of each specific segment	54,854	29,355	41,699	37,965	300	(220,898)	(56,725)	0	0

Company equity in profit and loss of associates and joint ventures through equity method
Associates	0	0	0	0	0	(1,018)	(1,018)	0	(1,018)
Joint ventures	1,773	0	(10,012)	0	0	2,742	(5,497)	0	(5,497)

Income tax expense	0	0	0	0	0	(148,668)	(148,668)	0	(148,668)

Non-monetary asset disbursements of the segment

Acquisition of property, plant and equipment and biological assets	179,490	62,499	132,436	154,778	1,468	656	531,327	0	531,327
Acquisition and contribution of investments in associates and joint venture	105,381	0	16,279	0	0	0	121,660	0	121,660

Nationality of Ordinary Income
Ordinary income (Chilean companies)	1,453,494	506,704	62,497	526,527	540	0	2,549,762	0	2,549,762
Ordinary income - foreign (Foreign companies)	208,638	47,603	53,918	460,795	17,801	0	788,755	0	788,755
Total Ordinary Income	1,662,132	554,307	116,415	987,322	18,341	0	3,338,517	0	3,338,517

Year ended December 31, 2011	Pulp	Sawn timber	Forestry	Panels	Others	Corporate	Sub Total	Elimination	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Segment assets	4,106,354	573,776	5,499,282	1,584,328	46,379	755,421	12,565,540	(13,362)	0
Investments accounted through equity method
Associates	0	0	218,972	0	0	120,325	339,297	0	339,297
Joint Ventures	0	0	0	0	0	0	0	0	0
Segment liabilities	156,973	54,004	134,171	263,375	14,119	4,899,386	5,522,028	0	5,522,028

Nationality of Non-current assets
Chile	2,706,137	285,880	3,545,443	386,112	22	209,920	7,133,514	1,367	7,134,881
Foreign	669,833	23,443	1,449,220	667,069	33,435	111,637	2,954,637	0	2,954,637
Non-current assets, Total	3,375,970	309,323	4,994,663	1,053,181	33,457	321,557	10,088,151	1,367	10,089,518

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

Quarter July-September 2012	Pulp	Sawn timber	Forestry	Panels	Others	Corporate	Sub Total	Elimination	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$

Income due to ordinary activities from external customers	491,383	192,628	35,816	303,661	7,729	0	1,031,217	0	1,031,217
Ordinary activity income among segments	10,126	2	244,695	4,114	7,491	0	266,428	(266,428)	0

Financial income	0	0	0	0	0	3,962	3,962	0	3,962
Financial costs	0	0	0	0	0	(45,063)	(45,063)	0	(45,063)
Financial costs, net	0	0	0	0	0	(41,101)	(41,101)	0	(41,101)

Depreciation and amortizations	39,715	6,103	2,786	10,169	1,155	686	60,614	0	60,614
Sum of significant income accounts	6,188	0	127,674	35,964	0	0	169,826	0	169,826
Sum of significant expense accounts	0	3,025	324	1,209	0	0	4,558	0	4,558

Income (loss) of each specific segment	54,854	29,355	41,699	37,965	300	(220,898)	(56,725)	0	(56,725)

Company equity in profit and loss of associates and joint ventures through equity method
Associates	0	0	0	0	0	6,480	6,480	0	6,480
Joint ventures	3,049	0	(5,778)	(304)	0	464	(2,569)	0	(2,569)

Income tax expense	0	0	0	0	0	(148,668)	(148,668)	0	(148,668)

Non-monetary asset disbursements of the segment
Acquisition of property, plant and equipment and biological assets	42,715	5,052	33,182	54,514	91	502	136,056	0	136,056
Acquisition and contribution of investments in associates and joint venture	0	0	0	0	0	0	0	0	0

Nationality of Ordinary Income
Ordinary income (Chilean companies)	442,209	172,873	21,527	234,302	179	0	871,090	0	871,090
Ordinary income - foreign (Foreign companies)	49,174	19,755	14,289	69,359	7,550	0	160,127	0	160,127
Total Ordinary Income	491,383	192,628	35,816	303,661	7,729	0	1,031,217	0	1,031,217

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

Quarter July-September 2011	Pulp	Sawn timber	Forestry	Panels	Others	Corporate	Sub Total	Elimination	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Income due to ordinary activities from external customers	529,087	191,545	38,034	350,297	6,205	0	1,115,168	0	1,115,168
Ordinary activity income among segments	9,411	39	227,143	5,734	9,081	0	251,408	(251,408)	0

Financial income	0	0	0	0	0	9,713	9,713	0	9,713
Financial costs	0	0	0	0	0	(47,277)	(47,277)	0	(47,277)
Financial costs, net	0	0	0	0	0	(37,564)	(37,564)	0	(37,564)

Depreciation and amortizations	35,591	4,837	2,560	11,286	939	705	55,918	0	55,918
Sum of significant income accounts	0	0	0	0	0	0	0	0	0
Sum of significant expense accounts	6,196	420	346	357	0	0	7,319	0	7,319

Income (loss) of each specific segment	114,654	19,739	4,754	26,046	1,409	(85,317)	81,285	0	81,285

Company equity in profit and loss of associates and joint ventures through equity method
Associates	0	0	0	0	0	(78)	(78)	0	(78)
Joint ventures	4,128	0	(3,651)	0	0	1,363	1,840	0	1,840

Income tax expense	0	0	0	0	0	(16,369)	(16,369)	0	(16,369)

Non-monetary asset disbursements of the segment
Acquisition of property, plant and equipment and biological assets	56,244	23,241	52,845	55,778	1,346	195	189,649	0	189,649
Acquisition and contribution of investments in associates and joint venture	85,922	0	0	0	0	0	85,922	0	85,922

Nationality of Ordinary Income
Ordinary income (Chilean companies)	452,709	174,881	19,522	185,723	187	0	833,022	0	833,022
Ordinary income - foreign (Foreign companies)	76,378	16,664	18,512	164,574	6,018	0	282,146	0	282,146
Total Ordinary Income	529,087	191,545	38,034	350,297	6,205	0	1,115,168	0	1,115,168

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

NOTE 25. OTHER NON-FINANCIAL ASSETS AND NON-FINANCIAL LIABILITIES

	09-30-2012	12-31-2011
Current non-financial assets	ThU.S.$	ThU.S.$
Current roads to amortize	73,741	66,667
Prepayment to amortize (insurance, support y others)	61,629	22,059
Recoverable taxes (Relating to purchases)	105,084	111,782
Other current non financial assets	9,351	6,688
Total	249,805	207,196

	09-30-2012	12-31-2011
Non current non-financial assets	ThU.S.$	ThU.S.$
Non Current roads to amortize	89,750	76,678
Guarantee values	736	3,208
Recoverable taxes (Relating to purchases)	12,053	12,573
Other non current non financial assets	9,295	7,442
Total	111,834	99,901

	09-30-2012	12-31-2011
Current non financial liabilities	ThU.S.$	ThU.S.$
Provision of mínimum dividend (1)	34,877	161,707
ICMS tax payable	25,818	18,615
Other tax payable	21,873	31,488
Other Current non financial liablilities	6,365	7,382
Total	88,933	219,192

(1)	Provision includes a minimum dividend of subsidiary minority.

	09-30-2012	12-31-2011
Non current non financial liabilities	ThU.S.$	ThU.S.$
ICMS tax payable	100,589	120,235
Other non current non financial liablilities	7,835	4,354
Total	108,424	124,589

NOTE 26. DISTRIBUTABLE NET INCOME AND EARNINGS PER SHARE

Distributable net income

As a general policy, the Board of Directors of Arauco agreed that the net income to be distributed as dividend payment is determined based on the effective realized income, net of any relevant variations in the value of unrealized assets and liabilities, which are excluded from the calculation of net income during the period such changes are made.

As a result of the foregoing, for purposes of determining the distributable net income of the Company, which is the same considered for calculating the minimum required and additional dividend, the following unrealized results are excluded from the results of the exercise:

1)	Those relating to the fair value recorded for forestry assets covered by IAS 41, restoring them to the net income at the time of its completion. For these purposes, this includes the realized portion of such increases in fair value for assets sold or disposed by other means.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

2)	Those generated through the acquisition of entities. These results will be restored to the net income at the time of their realization. For this purpose, the results are realized when acquired entities generate an income after their acquisition or when such entities are sold.

The deferred taxes associated with the amounts described in points 1) and 2) are also excluded.

The following table details adjustments made for the determination of distributable net income As of September 30, 2012 and December 31, 2011 corresponding to 40% of the distributable net income for each period:

Distributable Net Profit ThU.S.$
Income attributable to the Parent Company at 09-30-2012	55,318
Adjustments
Biological Assets
Unrealized	(171,497)
Realized	182,628
Deferred income taxes	(9,738)
Deferred income taxes-Exchange rate effect of opening balance biological assets	55,043
Total Biological Assets (net)	56,436
Negative goodwill	(25,148)
Total adjustments	31,288
Distributable Net Income at 09-30-2012	86,606

Distributable Net Profit ThU.S.$
Income attributable to the Parent Company at 12-31-2011	612,553
Adjustments
Biological Assets
Unrealized	(229,889)
Realized	253,019
Deferred income taxes	(11,770)
Total adjustments	11,360
Distributable Net Income at 12-31-2011	623,913

As a general matter, the Company expects to maintain its policy on dividends, for all future tax periods, with around 40% of net income to be distributed for each tax year, but will also consider the alternative of distributing a provisional dividend at year end.

The line Other current non-financial liabilities included in the Consolidated Balance Sheet as of September 30, 2012 in the amount of ThU.S.$ 88,933, presents a total of ThU.S.$ 34,643, corresponds to the provision of minimum dividend for the year 2012.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

Earnings per share

The earnings per share are calculated by dividing the income attributable to shareholders of the Company with the weighted average of outstanding common shares. Arauco has no dilutive shares.

	January - September		April-September
Gains (losses) per Shares	2012 ThU.S.$	2011 ThU.S.$	2012 ThU.S.$	2011 ThU.S.$
Gain (loss) attributable to holders of instruments in net equity participation of the Controller	113,566	354,065	62,141	181,578
Weighted average of number of shares, basic	113,152,446	113,152,446	113,152,446	113,152,446
Gain (loss) per share (U.S.$ per share)	1.00	3.13	0.55	1.60

NOTE 27. EVENTS AFTER REPORTING PERIOD

1)	On November 8, 2012 was reported to the Securities and Insurance, the following:

On September 27, 2012, Law Nº20,630 was published in the Official Gazette. This law includes various changes to the tax code, including an increase to the rate of the “First Category Income Tax” to 20%, which shall be effective for taxes payable during the year 2013, which includes income earned during 2012.

Arauco, jointly with its external auditors, proceeded to analyze the effects of the abovementioned change in the rate of the First Category Income Tax in the Financial Statements of the Company. One of such effects is the increase of its net liabilities for deferred taxes, as established by International Accounting Standard Nº12.

Due to certain uncertainties in the market in relation thereto, our Company submitted certain requests for clarification to the Superintendency of Securities and Insurance on October 8, 2012, which was responded to on November 7, 2012.

With the information gathered as of the date hereof, we are in a position to inform you the following:

a) The increase of the consolidated net liabilities of the Company and its subsidiaries for deferred taxes will reduce the Company’s net income by approximately US$128,981,000, which will be reflected in its financial statements as of September 30, 2012; and

b) With respect to dividends, the reduction of the Company’s net income due to the increase of its net liabilities for deferred taxes will decrease the Company’s distributable net income by approximately US$73,938,000 as a consequence of applying to the above-mentioned reduction of US$128,981,000 the adjustments that we deem should be effected in accordance with the policy regarding determination of the Company’s distributable net income in accordance with Regulation (Circular) Nº 1,945 of 2009, of the Superintendency of Securities and Insurance.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2012

Amounts in thousands of U.S. dollars, except as indicated

2)	The authorization for the issuance and publication of the present Interim Consolidated Financial Statements for the period between January 1, 2012 and September 30, 2012 was approved by the Board of Directors of the Company (the “Board”) in Extraordinary Session N° 478 of November 21, 2012.

After September 30, 2012 and until date of issuance of these financial statements, there has been no other event, financial or otherwise, to report.